



2026 Proxy Statement

Notice of Annual
Meeting of Stockholders

May 8, 2026

Our Priorities



Accelerating Growth

- Leveraging the global reach and penetration of our brands
- Building the incremental benefit of superior, science-based innovation supported by an agile and resilient supply chain
- Harnessing the power of best-in-class omni-channel demand generation
- Leading in capabilities such as data, analytics and artificial intelligence

Maximizing Efficiency in Our Income Statement

- Leveraging our Strategic Growth and Productivity Program to simplify and streamline our organizational structure and support our 2030 strategy
- Generating savings and working to offset increased costs through our ongoing funding-the-growth cost-saving initiatives
- Investing in technology to drive simplification, efficiency and standardization

Driving Cash Flow and Deploying Cash Effectively

- Increasing net income and improving working capital to drive operating cash flow growth
- Efficient capital spending to drive growth and productivity
- Continuing our record of paying cash dividends every year since 1895 and increasing dividends for 63 consecutive years
- Returning value to stockholders through ongoing share repurchases
- Optimizing our portfolio through acquisitions and divestitures that accelerate our strategy, improve our market positions and/or add capabilities

Demonstrating Our Purpose and Living Our Values

- Committed to being a caring, innovative growth company united behind our purpose to reimagine a healthier future for all people, their pets and our planet
- Dedicated to evolving our high impact, inclusive culture
- Focused on implementing our global sustainability strategy with three key ambitions—Driving Social Impact, Helping Millions of Homes and Preserving Our Environment
- Committed to acting with compassion, integrity, honesty and high ethics in all situations
- Focused on excellence in corporate governance, an ongoing and steadfast commitment shared by the Board of Directors, management and all Colgate-Palmolive people



Learn more about our key priorities from the Annual Report, available in the Investors section of our website at www.colgatepalmolive.com

To learn about our sustainability strategy, see page 8. Additional information about our sustainability strategy and initiatives is available in the Sustainability section of our website at www.colgatepalmolive.com

(The information on the Annual Report and Sustainability web pages is not incorporated by reference into, and does not form part of, this Proxy Statement)



Message from Our Chairman, President and CEO

March 25, 2026

Dear Fellow Colgate-Palmolive Company Stockholder:

You are cordially invited to attend our 2026 Annual Meeting of Stockholders on Friday, May 8, 2026 at 10:00 a.m. Eastern Daylight Time. The Annual Meeting will be a virtual meeting, conducted via live webcast. You will be able to participate in the virtual meeting online, vote your shares electronically and submit your questions during the meeting by visiting: www.virtualshareholdermeeting.com/CL2026.

At the meeting, we will ask you to elect as directors the ten nominees named in the Proxy Statement, to ratify the selection of our independent registered public accounting firm and to cast an advisory vote on executive compensation. In addition, two stockholder proposals will be offered for your consideration, if properly presented at the meeting by each stockholder proponent. We will also review our progress during the past year and answer your questions.

This booklet includes the Notice of Annual Meeting and Proxy Statement. The Proxy Statement describes the business we will conduct at the meeting and provides information about Colgate-Palmolive that you should consider when you vote your shares.

The Proxy Statement includes a section highlighting our corporate governance practices. The Company and the Board of Directors have a longstanding commitment to the highest standards of corporate governance, and the Board of Directors reviews its governance practices on an ongoing basis to ensure that they promote stakeholder value. We invite you to review the governance section beginning on page 6 of the Proxy Statement to learn more about our continuing commitment to excellence in corporate governance.

It is important that your stock be represented at the meeting. Whether or not you plan to attend the virtual meeting, we hope that you will vote on the matters to be considered. You may vote your proxy via the internet or by telephone. If you received a printed copy of your proxy materials, you may also vote by mail by signing, dating and returning your proxy card in the envelope provided.

Very truly yours,

Noel Wallace

Noel Wallace
Chairman, President and Chief Executive Officer



"As a stockholder you have an important role to play in Colgate-Palmolive's future. Please take the time to vote in advance of this year's meeting."

Letter to Stockholders from Our Directors

March 25, 2026

Dear Fellow Colgate-Palmolive Company Stockholder:

We are honored to serve as your Board and want to thank you for placing your trust in us to oversee your Company and to represent you and your interests. Together with Colgate-Palmolive's management team, we remain committed to creating long-term value for you and to meeting the needs of all of Colgate-Palmolive's stakeholders.

We are highly focused on overseeing the Company's business strategy and performance, and this past year marked a pivotal transition as the Company completed its 2025 strategic plan and introduced its 2030 strategy. We were deeply involved in the development of this new strategy and worked in close collaboration with management to guide its formulation. We believe this new strategy, which builds on the Company's strong foundation while accelerating capabilities, positions Colgate-Palmolive well to deliver long-term sustainable, profitable growth in a complex global environment.

The key pillars of the 2030 strategy are leveraging the global reach and penetration of the Company's brands; building the incremental benefit of superior, science-based innovation supported by an agile and resilient supply chain; harnessing the power of best-in-class omni-channel demand generation; leading in capabilities like data, analytics and artificial intelligence and evolving the Company's high-impact, inclusive culture. We believe these pillars will help the Company drive organic sales growth, deliver consistent, compounded earnings per share growth, achieve operational efficiencies and drive growth in free cash flow along with the efficient use of the Company's balance sheet.

To deepen our oversight and understanding of these strategic priorities and to see the Company's capabilities in action, the Board stepped out of the boardroom this year to visit key operations on the ground. In 2025 we traveled to the Company's Hill's Pet Nutrition business and manufacturing operations in Kansas. There, we saw firsthand how the Company is scaling its science-based innovation and strengthening its supply chain resilience to support one of its fastest-growing segments. Additionally, we recently visited one of the Company's large retailers to better understand the evolving retail landscape and how Colgate-Palmolive is executing its omni-channel strategies to meet consumers where they shop.

We believe that Colgate-Palmolive is operating from a position of strength and that the 2030 strategy is the right path forward to deliver peer-leading performance and total shareholder return. Thank you for your trust and support and your continued investment in Colgate-Palmolive.

Very truly yours,

The Members of the Board of Directors

Notice of Annual Meeting of Stockholders

Logistics



DATE AND TIME
Friday, May 8, 2026,
at 10:00 a.m.
Eastern Daylight Time



LIVE WEBCAST
www.virtualshareholdermeeting.com/CL2026



WHO CAN VOTE
Stockholders of record at the close of business on March 9, 2026 are entitled to vote at the Annual Meeting

Items to be Voted On	Board Recommendation
PROPOSAL 1 Elect as directors the ten nominees identified in the Proxy Statement	**FOR each director nominee**
PROPOSAL 2 Ratify selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026	**FOR**
PROPOSAL 3 Advisory vote on executive compensation	**FOR**
PROPOSALS 4-5 Stockholder proposals, if properly presented at the meeting	**AGAINST**









Stockholders will also consider and act upon such other business as may properly come before the meeting.

Because the Annual Meeting is virtual and being conducted only via live webcast, stockholders will not be able to physically attend the Annual Meeting. To attend the virtual meeting and vote during the meeting, go to www.virtualshareholdermeeting.com/CL2026. You will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials to participate in the Annual Meeting.

Your vote is important. We encourage you to vote by proxy even if you plan to attend the virtual meeting. You may vote your proxy via the internet or by telephone by following the instructions included on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials. If you received a printed copy of your proxy materials, you may also vote by mail by signing, dating and returning your proxy card in the envelope provided. Voting now will not limit your right to change your vote or to attend the virtual meeting.

March 25, 2026

Jennifer M. Daniels
Chief Legal Officer and Secretary

Colgate-Palmolive Company
300 Park Avenue
New York, New York 10022

The proxy materials are being distributed beginning on or about March 25, 2026 to all stockholders entitled to vote.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 8, 2026: the Proxy Statement and our 2025 Annual Report are available at https://investor.colgatepalmolive.com.

Websites referred to throughout this Proxy Statement are provided for reference only; they are not incorporated by reference into, and do not form part of, this Proxy Statement.

Table of Contents

This Proxy Statement contains information that may constitute "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases). These statements are made on the basis of our views and expectations as of this time and we undertake no obligation to update these statements whether as a result of new information, future events or otherwise, except as required by law or by the rules and regulations of the Securities and Exchange Commission. We caution investors that such forward-looking statements are not guarantees of future performance and that actual events or results may differ materially from those statements. For a description of certain factors that could cause our future events or results to differ materially from those expressed in any forward-looking statement, please refer to our filings with the Securities and Exchange Commission, including, without limitation, information under the captions "Risk Factors" and "Cautionary Statement on Forward-Looking Statements" included in our Annual Report on Form 10-K for the year ended December 31, 2025.

Proxy Statement Summary

This summary highlights information about Colgate-Palmolive Company (referred to in this Proxy Statement as "we," "us," "our," "Colgate-Palmolive" or the "Company") and our upcoming 2026 Annual Meeting of Stockholders (the "Annual Meeting") contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully before voting.

About Colgate-Palmolive Company

Our Purpose: We are a caring, innovative growth company reimagining a healthier future for all people, their pets and our planet. To achieve our business and financial objectives and deliver peer-leading performance and total shareholder return, we are focused on driving organic sales growth; delivering consistent, compounded earnings per share growth; achieving operational efficiencies; and driving growth in free cash flow along with the efficient use of our balance sheet. We do this by leveraging the global reach and penetration of our brands; building the incremental benefit of superior, science-based innovation supported by an agile and resilient supply chain; harnessing the power of best-in-class omni-channel demand generation; leading in capabilities such as data, analytics and artificial intelligence ("AI"); and evolving our high-impact, inclusive culture.

Our Products are marketed in over 200 countries and territories throughout the world across four core categories.



Oral Care

44%
of Net Sales

Key Brands

- Colgate
- Darlie
- elmex
- hello
- meridol
- Sorriso
- Tom's of Maine

Pet Nutrition

23%
of Net Sales

Key Brands

- Hill's Prescription Diet
- Hill's Science Diet
- Prime100

Personal Care

17%
of Net Sales

Key Brands

- EltaMD
- Filorga
- Irish Spring
- Lady Speed Stick
- Palmolive
- PCA Skin
- Protex
- Sanex
- Softsoap
- Speed Stick
- Tom's of Maine

Home Care

16%
of Net Sales

Key Brands

- Ajax
- Axion
- Fabuloso
- Murphy
- Palmolive
- Soupline
- Suavitel

Worldwide 2025 Net Sales

$20.4 Billion

International 67%

U.S. 33%

Living Our Values: Colgate-Palmolive people, working around the world, share a commitment to our three corporate values that guide our actions and shape our decisions:

WE ARE CARING

We are united in making the world a better place. Our actions are guided by empathy, respect and genuine gratitude. Integrity drives our decisions—doing things the right way, for the right reasons, regardless of circumstances. Everyone deserves access to a healthier life.

WE ARE INCLUSIVE

We create a sense of belonging for all and cultivate an environment where people can be their authentic selves. We foster a culture of belonging where Colgate-Palmolive people feel valued, part of a global team and empowered to do extraordinary things. We design the best solutions by embracing the unique talents, perspectives and backgrounds of our global workforce.

WE ARE COURAGEOUS

We are infinitely curious, constantly searching for better ways of working. Challenging each other comes naturally, fearlessly disrupting the status quo through bold innovation. We recognize that to grow and thrive we must build on the power of our legacy, our scale and reach for good and for all.

By encouraging Colgate-Palmolive people to be more Caring, Inclusive and Courageous every day, our goal is to create a healthier future for ourselves and others. Underlying these values and our strong culture is the commitment of all Colgate-Palmolive people to maintain the highest ethical standards and demonstrate ethical leadership.

Roadmap of Voting Items

Items to be Voted On	Board's Voting Recommendation	More Information
Company Proposals:		
PROPOSAL 1 Elect as directors the ten nominees identified in the Proxy Statement	FOR each nominee	Page 63
PROPOSAL 2 Ratify selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026	FOR	Page 63
PROPOSAL 3 Advisory vote on executive compensation	FOR	Page 66
Stockholder Proposals (if properly presented at the meeting):		
PROPOSAL 4 Stockholder proposal entitled "Remove DEI from Board Candidate Considerations"	AGAINST	Page 67
PROPOSAL 5 Stockholder proposal entitled "Independent Board Chairman"	AGAINST	Page 69

Director Nominees

The following table provides summary information about the ten director nominees the Board has nominated for election at the Annual Meeting. Additional information about each nominee's background and experience can be found beginning on page 14.

Name and Principal Occupation	Age	Years of Tenure	Committee Memberships				Other Current Public Company Boards
			AUD	FIN	NGCR	P&O	
John P. Bilbrey Independent Executive Chair of the Board, Olaplex Holdings, Inc.	69	11	○	●	○	⬤	Olaplex Holdings, Inc.
Christopher S. Boerner[1] Independent Board Chair and Chief Executive Officer, Bristol-Myers Squibb Company	55	0	○	○	○	○	Bristol-Myers Squibb Company
John T. Cahill Independent Chair, The Kraft Heinz Company	68	21	⬤	●	○	○	American Airlines Group Inc. Autodesk, Inc. The Kraft Heinz Company
Lisa M. Edwards Independent Former Executive Chair, Diligent Institute	58	7	●	●	○	○	
C. Martin Harris Independent Special Counsel to the Dean, Dell Medical School	69	10	○	○	⬤	●	Claritev Corporation Thermo Fisher Scientific Inc.
Martina Hund-Mejean Independent Former Chief Financial Officer, Mastercard Incorporated	65	6	●	⬤	○	○	GE Vernova Inc. Prudential Financial, Inc.
Kimberly A. Nelson Independent Former Senior Vice President, External Relations, General Mills, Inc.	63	5	○	○	●	●	Cummins Inc. Tate & Lyle PLC
Brian O. Newman Independent Executive Vice President and Chief Financial Officer, CVS Health Corporation	57	2	●	○	○	●	
Lorrie M. Norrington Independent, Lead Director Operating Partner, Lead Edge Capital LLC	66	11	●	○	●	○	Asana, Inc. HubSpot, Inc.
Noel Wallace Chairman, President and Chief Executive Officer, Colgate-Palmolive Company	61	7	○	○	○	○	American Express Company

AUD Audit   **FIN** Finance   **NGCR** Nominating, Governance & Corporate Responsibility   **P&O** Personnel & Organization   ● Member   ⬤ Chair

[1] Dr. Boerner, who became a director in March 2026, is expected to be appointed to committees in 2026.

Director Nominee Highlights

Board Composition



4/10 women   **6**/10 men

3/10 members of underrepresented communities

8.1 years average tenure of independent nominees
- 3 >10 years
- 3 6-10 years
- 3 0-5 years

63.1 average age

Director Nominee Experience, Skills and Qualifications

The Nominating, Governance and Corporate Responsibility Committee (the "NGCR Committee") seeks to compose a Board with members who have a broad range of experiences, skills and different perspectives. In addition to academic achievement and a strong moral and ethical character, the following skills and attributes were all considered by the Board in connection with this year's director nomination process:



Enterprise Leadership
9 of 10 director nominees

Digital, Technology and Innovation
6 of 10 director nominees

Finance
8 of 10 director nominees

Industry
7 of 10 director nominees

Risk Management and Cybersecurity
6 of 10 director nominees

Sustainability and Social Responsibility
5 of 10 director nominees

International
8 of 10 director nominees

Corporate Governance
9 of 10 director nominees

Governance Highlights

The Board believes that excellence in corporate governance accompanies and greatly aids our long-term business success and that we have consistently been at the forefront of excellent corporate governance. Reflecting its commitment to continuous improvement, the Board reviews its governance practices on an ongoing basis to ensure that they promote stakeholder value. The governance section beginning on page 6 describes our corporate governance framework and commitment, which include the following highlights:

BOARD FOCUSED ON KEY STRATEGIC PRIORITIES
- ✔ Board plays major role in overseeing business strategy and performance, risk management, Company culture and succession planning
- ✔ Board and management focus on cybersecurity, AI, sustainability and human capital matters

FOCUS ON BOARD PERFORMANCE
- ✔ Board composition defined by strong leadership and experience
- ✔ Strong record of Board refreshment and mix of tenure of directors
- ✔ Strong focus on having a range of backgrounds, perspectives, skills and experiences represented on the Board
- ✔ 96% average attendance of incumbent directors at Board and committee meetings in 2025
- ✔ Mandatory retirement age of 72 provides a mechanism for regular Board refreshment
- ✔ Directorship limits and related policies prevent overboarding
- ✔ Annual Board and committee self-evaluations
- ✔ Regular independent director evaluations conducted by an external facilitator
- ✔ Regular review of committee charters, corporate governance guidelines, director qualifications and related policies

ALIGNMENT WITH STOCKHOLDER INTERESTS
- ✔ Substantial majority of director compensation paid in Company equity
- ✔ Robust stock ownership requirements for directors and officers
- ✔ Prohibitions on insider trading and hedging or pledging Company stock
- ✔ Stringent clawback policies
- ✔ Pay-for-performance philosophy
- ✔ Robust annual stockholder engagement program

BOARD INDEPENDENCE
- ✔ Strict director independence standards
- ✔ 9 out of 10 director nominees are independent (all except for the Chief Executive Officer)
- ✔ Board committees are 100% independent
- ✔ Robust independent Lead Director duties
- ✔ Executive sessions of independent directors are held at every regularly scheduled Board meeting

STOCKHOLDER RIGHTS
- ✔ Annual election of all directors
- ✔ Majority voting and director resignation policy for directors in uncontested elections
- ✔ Annual "say on pay" advisory vote
- ✔ Stockholders have ability to call special meetings (15% threshold) and to act by written consent
- ✔ Stockholders have proxy access right

Executive Compensation Program Highlights

The key principles underlying our compensation philosophy are aligning pay and performance, driving strong business results and our strategic plan, focusing on long-term shareholder return, motivating and retaining critical talent and reflecting external market and competitive practices.

In 2025, the compensation of the Named Officers (as defined in the Compensation Discussion and Analysis, or "CD&A") was designed so that approximately 75% to 90% of their target direct compensation (salary and target annual and long-term incentives) would be incentive compensation. We use performance measures for our incentive programs that are tied to our growth strategy, are used to evaluate the success of our business and are highly correlated with long-term shareholder return and set incentive targets in line with our publicly announced guidance. Annual and long-term incentive award payments vary from target levels based on our business performance, and long-term incentive award payments and the value of equity awards also vary based on the performance of our common stock ("Common Stock").

Compensation Governance

Our key executive compensation practices include the following:

✔ High percentage of compensation is variable and is tied to annual and long-term performance	✔ Double-trigger vesting of severance payments upon change in control
✔ Multiple performance measures used	✔ No executive officer employment agreements
✔ Robust stock ownership guidelines	✔ No hedging or pledging of Company stock is permitted
✔ Clawback policies tied to financial restatements or code of conduct violations	✔ No backdating, springloading or repricing of stock options
✔ Only ongoing perquisites relate to CEO security	✔ No tax gross-ups on perquisites or severance

Please see the CD&A beginning on page 28 for a detailed description of our executive compensation programs.

Governance

Our Corporate Governance Commitment

We are a caring, innovative growth company united behind our purpose to reimagine a healthier future for all people, their pets and our planet. The Board believes that excellence in corporate governance accompanies and greatly aids our achievement of this purpose, as well as our long-term business success. To achieve our business and financial objectives and deliver peer-leading performance and total shareholder return, we are focused on driving organic sales growth; delivering consistent, compounded earnings per share growth; achieving operational efficiencies; and driving growth in free cash flow along with the efficient use of our balance sheet. The Board has been at the center of these key objectives, helping to design and implement them across the organization, and seeing that they guide our operations.

Board Independence, Expertise and Accountability

Strict Director Independence Standards

With the exception of Noel Wallace, our Chairman of the Board, President and Chief Executive Officer (the "CEO"), the Board is comprised entirely of independent directors. All committee members are independent directors. The Board believes that an independent director should be free of any relationship with the Company or our senior management that may in fact or in appearance impair the director's ability to make independent judgments or compromise the director's objectivity and loyalty to stockholders. Based on this principle, the Board adopted director independence standards that outline the types of relationships, both personal and professional, between directors and the Company, our senior management, other directors and third parties that, if present, would preclude a finding of independence. These standards, which are stricter than those required by the listing standards of the New York Stock Exchange (the "NYSE"), guide the Board's annual affirmative determinations of independence. A copy of the standards is available on our website. For more information regarding our independence standards and the Board's determinations of independence, see "Director Independence."

Lead Director/Executive Sessions

The independent directors of the Board meet in executive session, without any members of management present, at every regularly scheduled Board meeting. The Lead Director chairs these sessions. The Lead Director serves a three-year term and is selected by the independent directors following nomination by the NGCR Committee. Lorrie M. Norrington is currently serving as our independent Lead Director. For more information regarding the Board's leadership structure and the responsibilities of the Lead Director, see "Board Structure and Responsibilities—Board Leadership Structure."

All Directors Elected Annually by Majority Vote

The Board is accountable to stockholders through the annual election of all directors by majority vote. We have never had a staggered board. Under our by-laws, in uncontested elections for directors, if a nominee for director who is an incumbent director is not re-elected by a majority of the votes cast, the by-laws require the director to promptly tender their resignation to the Board. The NGCR Committee will then consider the resignation and make a recommendation to the Board.

Proxy Access

Our by-laws permit a group of up to 20 stockholders who have owned at least three percent of our outstanding Common Stock continuously for at least three years to submit director nominees (up to the greater of two individuals or 20% of the Board) for inclusion in our proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements specified in our by-laws.

Audit Committee Independence and Financial Literacy

All members of the Audit Committee are independent directors. The Board has also determined that all members of the Audit Committee are "audit committee financial experts," as that term is defined under the rules of the Securities and Exchange Commission (the "SEC"), and that they meet the independence and financial literacy requirements of the NYSE.

Colgate-Palmolive Company

Board Experience

As our present directors exemplify, we value the following attributes in Board members:

- enterprise leadership experience;
- experience in one or more of the following areas: digital, technology and innovation; finance; our or a complementary industry or field; risk management and cybersecurity; and/or sustainability and social responsibility;
- international experience;
- corporate governance experience;
- academic achievement; and
- strong moral and ethical character.

Fifty percent of director nominees are female and/or members of underrepresented communities. A copy of our criteria for Board membership, entitled "Independent Board Candidate Qualifications," is available on our website.

Board Focused on Key Strategic Priorities

Strategic Role of Board

The Board plays an essential role in shaping, guiding and overseeing our business strategy. During 2025, in addition to overseeing the successful conclusion of our 2025 strategic plan, the Board worked in close coordination with management to develop our new 2030 strategy. The Board believes that overseeing and monitoring strategy is a continuous, year-round process. As part of this process, the Board receives detailed briefings at every regular meeting throughout the year on critical aspects of the implementation of our strategic plan, including reviews of the strategic choices we are making and the capabilities needed to deliver against our goals, as well as reviews of operating divisions, product categories, consumer trends and competitive and marketplace dynamics. From time to time, our directors also visit Colgate-Palmolive operations, deepening their understanding of our business and gaining firsthand knowledge of local execution. In 2025, they visited our Hill's Pet Nutrition business and manufacturing operations in Kansas.

Role of Board in Risk Management

The Board oversees our risk management process to ensure it is properly designed, well-functioning and consistent with our overall corporate strategy. Annually, the Board or relevant committee thereof reviews the top risks identified by management and receives reports more regularly for certain risks to ensure risks are being adequately managed. See "Board Structure and Responsibilities—Board Role in Risk Oversight" for more information about our risk management process.

Oversight of Company Culture

The Board believes that our culture and our core corporate values of being Caring, Inclusive and Courageous are critical to our business success. It monitors the ongoing impact of those values and our culture in various ways, including by visiting our operations and reviewing the results of employee engagement surveys and related responsive actions.

Succession Planning

The Board has extensive involvement in succession planning and people development, with special focus on CEO succession. It discusses potential successors to key executives, regularly interacts with key executives and potential successors and examines backgrounds, capabilities and appropriate developmental assignments. Regular reviews of professional training programs, benefit programs and career development processes assist the Board in guiding our people development initiatives.

Cybersecurity

The Board is focused on cybersecurity. Specific responsibility for cybersecurity oversight is delegated to the Audit Committee, and four directors have considerable experience in this area. Our Chief Information Security Officer reports to the Audit Committee on cybersecurity quarterly, or more frequently if circumstances warrant, including regarding relevant cybersecurity and data incidents impacting the Company and on topics related to information security, data privacy and cyber risks and mitigation strategies. In addition, outside experts periodically present to the Board on cybersecurity. For more information about our cybersecurity risk management and governance practices, please see Item 1C of our Annual Report on Form 10-K for the year ended December 31, 2025.

AI

The Board is also focused on AI, which we are integrating across our enterprise to enhance productivity and drive value. We view AI as a transformative enabler for innovation and growth in addition to being a tool for efficiency. Given the breadth of AI applicability, oversight for AI resides with the Board, which regularly discusses the Company's AI governance, strategy and risk management.

Sustainability

Sustainability is critically important to our overall business and growth strategy. We consider our sustainability strategy a key enabler of our efforts to drive value creation across our business. We are proud of the progress we made with our 2025 Sustainability & Social Impact Strategy, which was focused on three key ambitions— Driving Social Impact; Helping Millions of Homes; and Preserving our Environment. As we embark upon our 2030 sustainability strategy, we remain focused on these key ambitions and working to achieve measurable targets while continuing to take a science-based, pragmatic and value-driven approach to build resilience and value across our business. As discussed further in our 2025 Climate Strategy & Transition Plan, these measurable targets include science-based near-term, long-term and net zero carbon by 2040 emissions targets, which have been approved by The Science Based Targets initiative (SBTi).

The NGCR Committee oversees our sustainability strategy and receives regular updates from management on sustainability matters, risks and opportunities, including our efforts to accelerate action on climate change, reduce our environmental footprint and achieve our sustainability targets. Additional information about our strategy and processes for identifying, assessing and managing climate-related risks and opportunities, including governance, metrics and targets, can be found in the Sustainability section of our website, including our annual sustainability report and our 2025 Climate Strategy & Transition Plan. References to these reports and our website are for informational purposes only and neither the reports nor the other information on our website is incorporated by reference into this Proxy Statement.

Human Capital

We believe Colgate-Palmolive people are crucial to our ongoing business success and aim to recruit, develop and retain strong talent with diverse backgrounds and perspectives. Evolving our high-impact, inclusive culture – where all Colgate-Palmolive people can reach their full potential – is a key focus of our 2030 business strategy.

As the owner of the world's most penetrated brand, our business success relies on our ability to market our brands to customers and consumers around the globe. As a truly global company, with employees in over 100 countries and products marketed in over 200 countries and territories throughout the world, it is important that our employees reflect the communities in which we live and work. We believe having a workforce that is able to listen and speak to our customers and consumers in an authentic manner enables us to increase our household penetration, an important part of our business strategy. We are committed to fostering a sense of belonging that embodies our purpose and values, which are essential to how we drive innovation and growth. We celebrate differences, emphasize the importance of inclusion and belonging for everyone and value the contributions of all Colgate-Palmolive people. At Colgate-Palmolive, we are proud of our collaborative spirit - what we call The Power of WE.

We are committed to getting better every day in all that we do, as individuals and as teams. We seek to foster an inclusive and supportive workplace that promotes the growth and development of all employees, supported by a robust learning culture that aligns with our business needs. We are also committed to listening to our employees and seeing how the company is evolving and growing through regular employee engagement surveys.

Directors are Stockholders

Director Compensation in Stock

On average, 71% of a non-employee director's compensation was paid in Company equity in 2025. For more information regarding director compensation, see "Compensation of Directors."

Significant Levels of Director Stock Ownership

Board members own significant amounts of Company stock. Under our stock ownership guidelines, independent directors are required to own stock equal in value to at least five times their annual share grant. For more information on director stock ownership, see "Stock Ownership—Stock Ownership of Directors and Executive Officers."

Established Policies Guide Governance and Business Integrity

Corporate Governance Guidelines

The corporate governance guidelines reflect the Board's views and Company policy regarding significant corporate governance issues, which the Board believes are best practice. As part of its ongoing review of best practices in corporate governance, the Board periodically reviews and updates the guidelines. A copy of the guidelines, entitled "Board Guidelines on Significant Corporate Governance Issues," is available on our website.

Code of Conduct

The Board sponsors our Code of Conduct, which promotes the highest ethical standards in all of our business dealings. The Global Ethics and Compliance function, headed by a corporate officer who provides reports directly to the Audit Committee, oversees compliance with these standards and periodically reviews and updates the Code of Conduct in conjunction with our Global Legal Organization. The Code of Conduct applies to our directors and employees, including the CEO, the Chief Financial Officer and the Controller (who is our principal accounting officer), and satisfies the SEC's requirements for a code of ethics for senior financial officers. The Code of Conduct is available on our website.

Business Integrity Initiatives

The Board supports our efforts to effectively communicate our commitment to ethical business practices, which are led by our Global Ethics and Compliance function. To further this goal, all of our directors and employees worldwide are required to annually certify that they understand and comply with the Code of Conduct. In addition, all of our directors and employees worldwide participate in regular training programs regarding the Code of Conduct, and our employees participate in additional periodic training programs regarding our values, ethical leadership and/or the applicable laws and regulations that govern our business practices around the world.

Political Expenditures

As set forth in our Code of Conduct and our Political Contributions Policy, we have a longstanding policy against making direct or indirect contributions to any political party or candidate. In addition, each year, we advise our U.S. trade associations of this policy to prevent the use of Company dues or contributions for any such expenditures and request that such associations that receive at least $10,000 annually from us confirm their compliance with this policy. The Political Contributions Policy is available on our website.

Restrictions on Hiring Audit Firm Employees

To bolster the independence of our independent registered public accounting firm and the integrity of our internal financial reporting and audit processes, we have a longstanding policy prohibiting us from hiring any partners or managers engaged in an audit of the Company or any employees engaged in the corporate portion of an audit of the Company from PricewaterhouseCoopers LLP, our independent registered public accounting firm, within five years of the end of their engagement without the approval of the Audit Committee.

Hedging and Pledging Policies

To further ensure that the interests of our directors, officers and senior managers are aligned with those of our stockholders, we prohibit our directors, officers and employees who receive stock-based compensation from engaging in transactions to hedge against declines in the value of our stock, as further described in the CD&A. We also strongly discourage all other employees from entering into such transactions. Further, to prevent forced sales of Company stock by our directors and officers, we prohibit our directors and officers from pledging Company stock.

Clawback Policies

In accordance with NYSE listing standards, we have adopted a mandatory clawback policy that requires us to recoup excess incentive compensation paid to our executive officers as a result of a financial restatement, regardless of any misconduct or fault on the part of the executive officer. We also continue to maintain a broader, discretionary clawback policy that permits us to recoup cash and equity incentive compensation (both time-based and performance-based) made to our executive officers and other executives subject to the policy in the event of a financial restatement or if the executive engaged in conduct that violates our Code of Conduct. In addition, our equity award agreements include non-competition, non-solicitation and non-interference restrictions in the event of an employee's departure from the Company. Failure to comply with any of these requirements may result in forfeiture and/or cancellation of equity awards.

Direct Access to Management

Management Participation at Board Meetings

Key senior managers regularly attend Board meetings. Topics are presented to the Board by the members of management who are most knowledgeable about the issue at hand irrespective of seniority. An open and informal environment allows dialogue to develop between directors and management, which often produces new ideas and areas of focus.

Direct Access to Management

The Board's direct access to management continues outside the boardroom in discussions and working groups with corporate officers, division presidents and other employees, often without the CEO present. Directors are invited to and do contact senior managers directly with questions and suggestions. In particular, committee chairs work closely with relevant members of senior management regarding committee agendas and activities.

Ensuring Management Accountability

Performance-Based Compensation

We have linked the pay of our managers and employees at all levels to the Company's performance. As described in greater detail in the CD&A, the P&O Committee adheres to this pay-for-performance philosophy and stock-based incentive awards are a significant component of senior management's overall compensation.

CEO Evaluation Process

The Board's evaluation of the CEO is a formal annual process. The CEO is evaluated by the Board against the goals set each year, including both objective measures (such as earnings per share, organic sales growth and achievement of strategic initiatives) and subjective criteria (such as leadership and demonstration of our core values). As part of the overall evaluation process, the Board and the Lead Director meet informally with the CEO to give feedback on a regular basis.

Board Practices Promote Effective Oversight

Board Size

Designed to maximize board effectiveness, our by-laws fix the number of directors between seven and fifteen. The number of directors is currently fixed at eleven, to be decreased to ten upon the completion of Steven A. Cahillane's current term, and ten directors have been nominated for election at the Annual Meeting.

Board Retirement Age

Our by-laws mandate that no director may stand for re-election after their 72nd birthday, which provides a mechanism for regular Board refreshment.

Directorship Limits

To ensure that directors are able to devote sufficient time to properly discharge their duties, our corporate governance guidelines provide that directors should not serve on more than three other public company boards. All directors are in compliance with this policy. Directors are also required to seek the approval of the NGCR Committee prior to joining any corporate board or assuming a leadership position (e.g., chair, lead director or committee chair) on a corporate board or upon a material change in their qualifications or status. In addition, the NGCR Committee conducts an annual review of director time commitments, with consideration given to public company board leadership positions and other director time commitments, to ensure they continue to have sufficient availability.

Audit Committee Limits

Our corporate governance guidelines also provide that Audit Committee members may only serve simultaneously on the audit committees of two other public companies unless the Board first determines that simultaneous service on three other public company audit committees would not impair the director's ability to serve effectively on our Audit Committee. John T. Cahill, the chair of the Audit Committee, currently serves as a member of the audit committees of three other public companies. Prior to Mr. Cahill joining his third other audit committee in January 2025, the Board determined that such service would not impair his ability to serve effectively on our Audit Committee. Mr. Cahill attended 100% of our Board and committee meetings in 2023, 2024 and 2025 and has substantial experience with finance and accounting, including past service in financial leadership roles including as Chief Financial Officer of The Pepsi Bottling Group, Inc.

Meeting Attendance

Directors are expected to attend all Board meetings, the Annual Meeting of Stockholders and all meetings of the committees on which they serve. We understand, however, that occasionally a director may be unable to attend a meeting due to conflicts or unforeseen circumstances. On average, the incumbent directors attended 96% of the meetings of the Board and the committees on which they served in 2025. No incumbent director attended less than 75% of these meetings. Nine of the ten directors who were elected to the Board at the 2025 Annual Meeting were in attendance.

Continuous Improvement Through Evaluation and Education

Board and Committee Self-Evaluation Process

The Board continually seeks to improve its performance. Each year, the Board evaluates its performance against criteria that it has determined are important to its success. The following topics may be considered during such evaluations: board responsibilities (including financial oversight, risk oversight, succession planning, executive compensation, strategic planning, corporate governance, oversight of sustainability issues and ethics and compliance), board composition, board structure and board culture. Self-evaluations of each of the Board's committees are also conducted annually.

Through our multi-step evaluation process, each director has the opportunity to provide feedback on the effectiveness of the Board and committees:



Each director completes the Board and committee self-evaluation questionnaires

Separate interviews with each director are conducted for candid feedback on these topics and then the results are summarized

The Board and each committee consider the results of the evaluation and identify steps to enhance their performance

In connection with this evaluation process, management also provides feedback on the effectiveness of the Board and committees. In addition to the annual formal evaluation process, directors share perspectives, feedback and suggestions throughout the year, both during and outside of Board and committee meetings.

Individual Director Evaluations

Complementing the annual Board and committee self-evaluations, the Board has also developed an individual director evaluation process to be used every three years. Using director effectiveness criteria selected by the Board following consultation with an external facilitator, directors evaluate their peers and the resulting feedback is shared with individual directors by the external facilitator. This process, which the Board most recently conducted in 2023, enables directors to provide valuable feedback to one another and identifies areas of strength and areas of focus for enhanced effectiveness.

Director Orientation and Ongoing Education

We have a comprehensive orientation program for all new directors with respect to their role as directors. New directors meet with representatives from all of our global functions in their first few months to learn about Colgate-Palmolive's business and strategy, research and development, executive compensation policies and practices, supply chain, sustainability, litigation and corporate governance policies. In addition, outside experts periodically present to the Board on various subjects. During 2025, such subjects included sustainability reporting, cybersecurity and executive compensation trends.

The Board of Directors

The Board oversees our strategy, business, performance, assets, affairs, culture, values and financial integrity. In accordance with our longstanding practice, the Board is independent, consisting of a substantial majority of outside directors. Currently, the Board has eleven directors, with ten independent directors and one employee director, Noel Wallace, who is our President and CEO and Chairman of the Board. Steven A. Cahillane is not standing for reelection and will leave the Board effective as of the Annual Meeting.

During 2025, the independent directors met in executive session without Mr. Wallace or other members of management present at every regularly scheduled Board meeting.

The Board met **nine** times during 2025. On average, the incumbent directors attended

96%

of the meetings of the Board and the committees on which they served in 2025.

Director Experience, Skills and Qualifications

The Board selects director candidates based on the recommendation of the NGCR Committee. The NGCR Committee identifies, screens and recruits potential candidates for membership on the Board of Directors, taking into account the needs of the Company and the Board at the time as well as anticipated future needs. We have engaged a third-party international executive search firm to assist the NGCR Committee in identifying and evaluating potential director candidates.

The NGCR Committee seeks to compose a Board with members who have a broad range of experiences and skills and different perspectives, with a particular emphasis on enterprise leadership experience; experience in digital, technology and innovation, finance, our or a complementary industry or field, risk management and cybersecurity and/or sustainability and social responsibility; international experience; corporate governance experience; academic achievement; and strong moral and ethical character. This variety and depth of experience enables the Board collectively to understand our global business and our consumers around the world and the directors individually to make significant contributions to the deliberations of the Board.

The Board has adopted a written statement, known as the Independent Board Candidate Qualifications and made available on our website, outlining the qualities sought in our directors. This statement, which is refreshed periodically and was most recently updated in March 2025, is used by the NGCR Committee in evaluating individual director candidates. It highlights the following skills and experiences, among others, as being important to creating an effective and well-rounded Board:

Experience, Skill or Qualification	Rationale
Enterprise Leadership—Is or has been the Chief Executive Officer, Chief Operating Officer or other high-level executive at a complex public corporation or held a comparable position in the nonprofit sector or government and has experience with strategy and fostering company culture.	Directors who have served in these roles possess exceptional leadership qualities and demonstrate a practical understanding of how large organizations operate, including strategic planning, productivity and fostering company culture. Further, their experiences and leadership skills enable them to provide perspectives on our business growth strategies and help identify and develop other successful leaders.
Digital, Technology and Innovation—Has experience with eCommerce, digital marketing, data and analytics, AI, information technology and/or digital transformation, or relevant innovation experience including with new technologies, product development or scientific research.	We are focused on maximizing growth in an omnichannel environment, using digital marketing as a way of reaching today's consumers and innovating to drive growth. Directors with experience in those fields are therefore able to provide insights that help us advance powerful commercial strategies in the rapidly evolving digital and commercial landscapes. In addition, directors with expertise in data and analytics, information technology or digital transformation, including enterprise software, AI and machine learning, provide helpful oversight with respect to the use of technology to gain insights and drive productivity and efficiency of operations.
Finance—Has a background in finance, including an understanding of accounting and financial reporting processes, complex financial transactions and/or strategic mergers and acquisitions.	We use a variety of financial metrics to measure our performance, and accurate financial reporting and accounting are critical to our success. Therefore, directors with financial experience, including an understanding of accounting and financial reporting processes, provide an essential oversight role. In addition, directors who have experience with strategic mergers and acquisitions provide helpful perspectives and oversight as we evaluate and implement strategic transactions.
Industry—Has experience in the fast-moving consumer goods industry, a complementary industry (such as healthcare or pharmaceutical) or a complementary field (such as public health).	Directors with experience in the fast-moving consumer goods industry have experience with manufacturing, marketing and selling products and consumer engagement and therefore can provide valuable market and consumer insights and help us identify potential changes in consumer needs and buying habits. Directors with experience in complementary industries (such as healthcare or pharmaceutical) or fields (such as public health) also bring important perspectives and knowledge to our business, including with respect to engagement with dental, veterinary and skin health professionals.
Risk Management and Cybersecurity—Has experience with overseeing and managing risk management processes, including with respect to cybersecurity.	Directors with experience overseeing and managing risk management processes play a critical role in the Board's oversight of our enterprise risk management process. Experience and/or qualifications in cybersecurity enable an understanding of the threat landscape, mitigation of cyber risk and evaluation of preparedness to lead through a potential significant cybersecurity incident.
Sustainability and Social Responsibility—Has experience with sustainability, social responsibility or human capital matters.	Given the critical importance of sustainability and human capital matters to our culture, business and growth strategy, directors with experience with sustainability and social responsibility issues strengthen the Board's oversight of these matters, including the risks and opportunities associated with them. They also bring important perspectives to our business, including with respect to our sustainability strategy and initiatives such as our Bright Smiles, Bright Futures oral health education program.

Experience, Skill or Qualification	Rationale
International—Has significant international experience, whether through managing international business operations or living and working outside the United States; an understanding of the language and culture of non-English speaking countries is also important.	Since approximately two-thirds of our net sales are generated outside the United States and we are focused on continuing to drive household penetration in markets with growing populations, having directors with experience managing international operations is essential. Exposure to different cultural perspectives and practices is also important in helping us meet the needs of our global consumers in the over 200 countries and territories worldwide in which we market our products.
Corporate Governance—Has sufficient applicable experience to understand and fulfill the legal and other responsibilities of an independent director of a U.S.-based public company.	Excellence in corporate governance accompanies and greatly aids our long-term business success, including by promoting transparency, accountability and stakeholder value. Having directors with experience serving as directors or governance executives of other U.S. public companies helps ensure the Board deeply understands its roles and duties and we remain at the forefront of excellent corporate governance.

The NGCR Committee expects each of our directors to have the personal qualities necessary to make a substantial contribution to the Board, including high moral and ethical standards, strong communication and interpersonal skills, a commitment to Colgate-Palmolive's success and the willingness and ability to devote sufficient time to discharge their duties. Prospective directors should not currently be, or have been within the past three years, an officer or director of a competitor. If proposed as an independent director, prospective directors must also satisfy our director independence standards.

In addition, the NGCR Committee has a policy of promoting a range of backgrounds and perspectives on the Board, as it believes the Board should constantly be striving to reflect the communities in which we operate. The NGCR Committee implements this policy through its director recruitment efforts and assesses the effectiveness of the policy regularly through Board and committee self-evaluations.

The NGCR Committee will consider director candidates recommended by stockholders and others if such candidates meet our criteria for Board membership, evaluating them in the same manner in which the committee evaluates other candidates. Such recommendations should be made in writing to the NGCR Committee or the Company Secretary and should include a description of the qualifications of the proposed candidate. Any of our stockholders may also nominate a director at a stockholders' meeting, and eligible stockholders may also nominate directors for inclusion in our proxy statement, in each case in accordance with the requirements of our by-laws relating to stockholder nominations as described in "Questions and Answers About Our Annual Meeting—Who nominates the directors?"

The table below provides a high-level summary of the particular skills and qualifications of each of the ten director nominees approved by the NGCR Committee for election at the Annual Meeting. Biographical information and additional detail regarding the director nominees' particular skills and qualifications follows. The absence of a reference to a qualification for an individual director nominee does not mean that the nominee does not possess that qualification, but rather that it is not one of the specific qualifications for which the nominee has been proposed. All nominees except for Christopher S. Boerner have been directors since last year's annual meeting. Dr. Boerner, who joined the Board in March 2026, was recommended by a third-party international executive search firm.

	Enterprise Leadership	Digital, Technology and Innovation	Finance	Industry	Risk Management and Cybersecurity	Sustainability and Social Responsibility	International	Corporate Governance
John P. Bilbrey	✓		✓	✓			✓	✓
Christopher S. Boerner	✓	✓	✓	✓			✓	✓
John T. Cahill	✓		✓	✓	✓		✓	✓
Lisa M. Edwards	✓	✓	✓		✓	✓		✓
C. Martin Harris		✓		✓	✓	✓		✓
Martina Hund-Mejean	✓	✓	✓		✓		✓	✓
Kimberly A. Nelson	✓			✓		✓	✓	✓
Brian O. Newman	✓	✓	✓	✓	✓		✓	
Lorrie M. Norrington	✓	✓	✓		✓	✓	✓	✓
Noel Wallace	✓		✓	✓		✓	✓	✓

John P. Bilbrey

Independent



Age: **69**

Director since **2015**

Committees:
Finance, P&O (Chair)

Other Public Company Directorships:
Olaplex Holdings, Inc. (since 2023)
Former (During Past 5 Years):
Campbell Soup Company (until 2023)
Elanco Animal Health Incorporated (until May 2025)
Tapestry, Inc. (until November 2025)

Mr. Bilbrey has served as Executive Chair of the Board of Olaplex Holdings, Inc. ("Olaplex"), a prestige haircare company, since July 2023 and served as Interim Chief Executive Officer of Olaplex from October 2023 to December 2023. He previously served as President and Chief Executive Officer of The Hershey Company ("Hershey"), a multinational consumer food company, from 2011 until his retirement in 2017. He also served as Chairman of the Board of Directors of Hershey from 2015 to 2017 and as Non-Executive Chairman from 2017 to 2018. Mr. Bilbrey joined Hershey as Senior Vice President, President Hershey International in 2003 and served as Senior Vice President, President Hershey North America from 2007 to 2010 and as Executive Vice President and Chief Operating Officer from 2010 to 2011. Prior to joining Hershey, Mr. Bilbrey held executive positions at Mission Foods and Danone Waters of North America, Inc., a division of Groupe Danone, and previously spent 22 years at The Procter & Gamble Company ("Procter & Gamble"). Mr. Bilbrey also serves on the Kansas State University Foundation Board of Directors.

Skills and Qualifications:

Enterprise Leadership

Extensive operational leadership experience through service as Chief Executive Officer and Chief Operating Officer of Hershey.

Industry

In-depth knowledge of fast-moving consumer goods industry through experience at Hershey and Procter & Gamble and expertise in marketing through leadership roles at consumer-focused companies.

Finance

Strong knowledge of business finance and financial statements through oversight of operating budgets and financial statements at Hershey and significant mergers and acquisitions and business integration experience throughout his career.

International

Experience managing Hershey's international operations and living and working in foreign countries.

Corporate Governance

Experience serving as a director of other U.S. public companies.

Christopher S. Boerner

Independent



Age: **55**

Director since **March 2026**

Committees:
None

Other Public Company Directorships:
Bristol-Myers Squibb Company (since 2023)

Dr. Boerner has served as Chief Executive Officer of Bristol-Myers Squibb Company ("Bristol Myers Squibb"), a global biopharmaceutical company, since November 2023 and as Board Chair since April 2024. He previously served as Executive Vice President, Chief Operating Officer of Bristol Myers Squibb in 2023 and as Executive Vice President, Chief Commercialization Officer from 2018 to 2023. Prior to those roles, he served as Head of International Markets and Head of U.S. Commercial Markets after joining Bristol Myers Squibb in 2015. Prior to joining Bristol Myers Squibb, he held leadership roles of increasing responsibility at Seattle Genetics, Inc. from 2010 to 2015 and served in marketing leadership roles at Genentech from 2002 to 2010. Earlier in his career, Dr. Boerner worked for McKinsey & Company serving global pharmaceutical and biotechnology clients.

Skills and Qualifications:

Enterprise Leadership

Extensive operational leadership experience through service as Chief Executive Officer, Chief Operating Officer, Chief Commercialization Officer and other leadership roles at Bristol Myers Squibb.

Industry

In-depth knowledge of the pharmaceutical and healthcare industries, complementary industries, through experience at Bristol Myers Squibb.

Digital, Technology and Innovation

Experience overseeing innovation, including new product development and scientific research, throughout his career. Ph.D. in business administration focusing on how pharmaceutical and biotechnology companies are influenced by organizational factors when developing new products.

Finance

Strong knowledge of business finance and financial statements through oversight of operating budgets and financial statements at Bristol Myers Squibb and significant mergers and acquisitions and business integration experience throughout his career.

International

Experience managing Bristol Myers Squibb's international operations.

Corporate Governance

Experience serving as a director of another U.S. public company.

John T. Cahill — Independent



Age: **68**

Director since **2005**

Committees:
Audit (Chair), Finance

Other Public Company Directorships:
American Airlines Group Inc. (since 2013)
Autodesk, Inc. (since 2024)
The Kraft Heinz Company (since 2015)

Mr. Cahill has served as Chair of The Kraft Heinz Company ("Kraft Heinz"), a multinational food and beverage company, since January 2026 after serving as Vice Chair since 2015. He previously served as Chairman and Chief Executive Officer of Kraft Foods Group, Inc. ("Kraft") from 2014 to 2015 and Chairman from 2012 to 2014. Prior to joining Kraft, Mr. Cahill was an Industrial Partner at Ripplewood Holdings LLC, a private equity firm, from 2008 through 2011. He previously served The Pepsi Bottling Group, Inc. ("PBG") in a variety of leadership positions culminating in Chairman and Chief Executive Officer. He also held multiple senior financial and operating leadership positions at PepsiCo Inc. ("PepsiCo").

Skills and Qualifications:

Finance

Strong knowledge of business finance and financial statements through service as Chief Financial Officer of PBG, Kentucky Fried Chicken and Pepsi-Cola North America and as Senior Vice President and Treasurer of PepsiCo and significant mergers and acquisitions and business integration experience throughout his career.

Risk Management and Cybersecurity

Significant experience overseeing enterprise risk management through service as Chief Financial Officer of several companies.

Enterprise Leadership

Extensive operational leadership experience through service as Chairman and Chief Executive Officer of Kraft and as Chairman and Chief Executive Officer of PBG.

Industry

In-depth knowledge of fast-moving consumer goods industry through experience at Kraft and nearly 20-year career at PepsiCo and PBG.

International

Experience managing international operations for PBG.

Corporate Governance

Experience serving as a director of other U.S. public companies.

Lisa M. Edwards — Independent



Age: **58**

Director since **2019**

Committees:
Audit, Finance

Other Public Company Directorships:
None

Ms. Edwards served as Executive Chair of Diligent Institute, a governance think tank owned by Diligent Corporation ("Diligent"), from November 2022 to October 2024. She previously served as President and Chief Operating Officer of Diligent, a governance software company, from 2020 to 2022. Prior to joining Diligent, she served as Executive Vice President, Strategic Business Operations, Customer and Partner Engagement of Salesforce.com, Inc. ("Salesforce"), an enterprise software company, from 2017 to 2020. She joined Salesforce in 2012 as Executive Vice President, Finance, Head of Global Corporate Services and Chief Procurement Officer. Ms. Edwards previously served in several senior management roles at Visa Inc. ("Visa"), including as Senior Vice President and Head of Global Business Development and IP Strategy. Prior to that, she was an entrepreneur after starting her career at Bain & Company. Ms. Edwards also received a Master of Science degree in Cybersecurity Risk and Policy from New York University in 2024.

Skills and Qualifications:

Digital, Technology and Innovation

Significant experience with information technology, including data and analytics, eCommerce and digital transformation through service at Diligent, Salesforce and other companies. Proficiency with and certifications in AI, including through educational courses.

Risk Management and Cybersecurity

MS in Cybersecurity Risk and Policy from New York University and significant experience with cybersecurity through service at Diligent Institute, Diligent and other companies.

Sustainability and Social Responsibility

Certifications in and experience with sustainability and social responsibility matters through service at Diligent Institute and Diligent.

Corporate Governance

Strong knowledge of corporate governance practices through service as Executive Chair of Diligent Institute and President and Chief Operating Officer of Diligent.

Enterprise Leadership

Extensive operational leadership experience as President and Chief Operating Officer of Diligent and as head of various functions at Salesforce and Visa.

Finance

Strong knowledge of business finance and financial statements through oversight of operating budgets at Diligent and through service as Executive Vice President, Finance at Salesforce and significant mergers and acquisitions and business integration experience throughout her career.

C. Martin Harris — Independent



Age: **69**

Director since **2016**

Committees:
NGCR (Chair), P&O

Other Public Company Directorships:
Claritev Corporation (since 2021)
Thermo Fisher Scientific Inc. (since 2012)
Former (During Past 5 Years):
Agiliti, Inc. (until 2024)
Invacare Corporation (until 2022)

Dr. Harris has served as Special Counsel to the Dean of the Dell Medical School at The University of Texas at Austin ("Dell Medical School") since January 2026 after serving as Vice President of the Health Enterprise and Chief Business Officer of the Dell Medical School from 2016 through 2025. Dr. Harris previously served as Chief Information Officer and Chairman of the Information Technology Division of The Cleveland Clinic Foundation, a non-profit academic medical center, and a Staff Physician for The Cleveland Clinic Hospital and The Cleveland Clinic Foundation Department of General Internal Medicine from 1996 to 2016. Additionally, from 2000 to 2016, he was Executive Director of e-Cleveland Clinic, a series of e-health clinical programs offered over the internet. Prior to joining the Cleveland Clinic, Dr. Harris spent 14 years with the School of Medicine at the University of Pennsylvania.

Skills and Qualifications:

Digital, Technology and Innovation

Significant experience with information technology, including data, through service at the Dell Medical School, the Cleveland Clinic and the University of Pennsylvania.

Risk Management and Cybersecurity

Significant experience with cybersecurity through service at the Dell Medical School and the Cleveland Clinic.

Industry

In-depth knowledge of and expertise in public health, a complementary field.

Sustainability and Social Responsibility

Experience with social responsibility through expertise in the public health field.

Corporate Governance

Experience serving as a director of other U.S. public companies.

Martina Hund-Mejean — Independent



Age: **65**

Director since **2020**

Committees:
Audit, Finance (Chair)

Other Public Company Directorships:
GE Vernova Inc. (since 2024)
Prudential Financial, Inc. (since 2010)
Former (During Past 5 Years):
Shell plc (until 2023)

Ms. Hund-Mejean served as Chief Financial Officer of Mastercard Incorporated ("Mastercard"), a technology company in the global payments industry, from 2007 until her retirement in 2019. Prior to joining Mastercard, Ms. Hund-Mejean served as Senior Vice President and Treasurer of Tyco International Ltd. ("Tyco") from 2002 to 2007 and Senior Vice President and Treasurer of Lucent Technologies Inc. ("Lucent") from 2000 to 2002. She previously held a series of finance positions of increasing responsibility at General Motors Company from 1988 to 2000. Ms. Hund-Mejean began her career as a credit analyst at Dow Chemical in Germany.

Skills and Qualifications:

Finance

Strong knowledge of business finance and financial statements through service as Chief Financial Officer of Mastercard, Senior Vice President and Treasurer of Tyco and Lucent and various positions at General Motors Company and significant mergers and acquisitions and business integration experience throughout her career.

Risk Management and Cybersecurity

Significant experience overseeing enterprise risk management and with cybersecurity through service as Chief Financial Officer of Mastercard.

Digital, Technology and Innovation

Significant experience with information technology, including data, as Chief Financial Officer of Mastercard.

International

Experience managing global functions for Mastercard, Tyco and Lucent, serving as a director of Shell, a public company incorporated and headquartered outside the United States, and living and working in foreign countries (native of Germany).

Enterprise Leadership

Extensive operational leadership experience as Chief Financial Officer of Mastercard.

Corporate Governance

Experience serving as a director of other public companies.

Kimberly A. Nelson   **Independent**



Age: **63**

Director since **2021**

Committees:
NGCR, P&O

Other Public Company Directorships:
Cummins Inc. (since 2020)
Tate & Lyle PLC (since 2019)

Ms. Nelson served as Senior Vice President, External Relations of General Mills, Inc. ("General Mills"), a multinational food company, from 2010 until her retirement in 2018. In this global role, she led sustainability, consumer relations, corporate branding and communications, government affairs and public policy and external stakeholder relations for General Mills. Ms. Nelson also served as President of the General Mills Foundation from 2011 until 2018. Previously, she held several senior brand and general management roles during her nearly 30-year career at General Mills, including serving as President of the Snack Food Division from 2004 to 2010.

Skills and Qualifications:

Industry

In-depth knowledge of fast-moving consumer goods industry through experience at General Mills and expertise in marketing through leadership roles at General Mills.

Sustainability and Social Responsibility

Certification in and experience with sustainability and social responsibility through service as Senior Vice President, External Relations at General Mills and President of the General Mills Foundation.

Enterprise Leadership

Extensive operational leadership experience through service as President of General Mills's Snack Food Division and other management positions at General Mills.

International

Experience managing global functions for General Mills and serving as a director of Tate & Lyle, a public company incorporated and headquartered outside the United States.

Corporate Governance

Experience serving as a director of other public companies.

Brian O. Newman   **Independent**



Age: **57**

Director since **2024**

Committees:
Audit, P&O

Other Public Company Directorships:
None

Mr. Newman has served as Executive Vice President and Chief Financial Officer of CVS Health Corporation ("CVS Health"), a health solutions company, since May 2025. Prior to joining CVS Health, he served as Executive Vice President and Chief Financial Officer of United Parcel Service, Inc. ("UPS"), a global package delivery company and provider of supply chain management solutions, from 2019 until May 2024. Prior to joining UPS, Mr. Newman spent 26 years at PepsiCo, where he served in a variety of finance leadership roles spanning Europe, Asia and North and South America. He also served as Executive Vice President for PepsiCo's Global Operations, responsible for global operations including supply chain, global procurement, global security, enterprise risk management and transformation, and as PepsiCo's Chief Strategy Officer.

Skills and Qualifications:

Finance

Strong knowledge of business finance and financial statements through service as Chief Financial Officer of CVS Health and UPS and various positions at PepsiCo and significant mergers and acquisitions and business integration experience throughout his career.

Industry

In-depth knowledge of the healthcare industry, a complementary industry, though experience at CVS Health and of the fast-moving consumer goods industry through 26-year career at PepsiCo.

Enterprise Leadership

Extensive operational leadership experience through service as Chief Financial Officer at CVS Health and UPS and head of global functions at PepsiCo.

Digital, Technology and Innovation

Significant experience with eCommerce and digital transformation through service at PepsiCo, where he initiated PepsiCo's global eCommerce business.

Risk Management and Cybersecurity

Significant experience overseeing enterprise risk management through service as Chief Financial Officer at CVS Health and UPS and as Executive Vice President for PepsiCo's Global Operations.

International

Experience managing global functions for UPS and PepsiCo and living and working in foreign countries.

Lorrie M. Norrington

Independent, Lead Director



Age: **66**

Director since **2015**

Committees:
Audit, NGCR

Other Public Company Directorships:
Asana, Inc. (since 2019)
HubSpot, Inc. (since 2013)
Former (During Past 5 Years):
Autodesk, Inc.
(until June 2025)

Ms. Norrington has served as an Operating Partner of Lead Edge Capital LLC, a growth equity investment firm, since 2012. Ms. Norrington previously served in several senior management roles at eBay from 2005 to 2010, including President of Global eBay Marketplaces, Chief Operating Officer of eBay Marketplaces, President of eBay International and CEO of Shopping.com. Prior to joining eBay, Ms. Norrington held senior positions at Intuit Inc. ("Intuit"). Prior to Intuit, she was a company officer and held a number of global operating roles, including CEO of GE FANUC, at General Electric Company ("General Electric") over an almost 20-year period.

Skills and Qualifications:

Digital, Technology and Innovation

Significant experience with information technology and software, including data and analytics, eCommerce and digital marketing through service at eBay and Intuit and Board advisory work for other technology companies. Proficiency with AI, including through Board advisory work and educational courses.

Risk Management and Cybersecurity

Certifications in cybersecurity oversight and significant experience with cybersecurity through service at and Board advisory work for various technology companies.

Sustainability and Social Responsibility

Experience with sustainability and social responsibility through chairing responsible committees at various U.S. public companies.

Enterprise Leadership

Extensive operational leadership experience through service as President and Chief Operating Officer of eBay Marketplaces and as head of various operating divisions at General Electric.

Finance

Strong knowledge of business finance and financial statements through oversight of operating budgets at various companies and significant mergers and acquisitions and business integration experience throughout her career.

International

Experience managing international operations for eBay and global businesses for General Electric.

Corporate Governance

Experience serving as a director of other U.S. public companies.

Noel Wallace

Chairman



Age: **61**

Director since **2019**

Committees:
None

Other Public Company Directorships:
American Express Company
(since July 2025)

Mr. Wallace has been President and Chief Executive Officer of Colgate-Palmolive since 2019 and Chairman of the Board since 2020. He previously served as President and Chief Operating Officer of Colgate-Palmolive from 2018 until 2019, with responsibility for all of our operating units worldwide. Mr. Wallace began his career at Colgate-Palmolive in 1987 and progressed through a series of senior management roles around the world. Prior to being appointed President and Chief Operating Officer, he served as Chief Operating Officer, Global Innovation & Growth and Hill's Pet Nutrition from 2016 to 2018, as President, Colgate Latin America from 2013 to 2016 and as President, Colgate North America and Global Sustainability from 2010 to 2013.

Skills and Qualifications:

Enterprise Leadership

Extensive operational leadership experience through service as President and Chief Executive Officer and Chief Operating Officer of Colgate-Palmolive.

Industry

In-depth knowledge of fast-moving consumer goods industry through almost 40-year career at Colgate-Palmolive and expertise in marketing through leadership roles at Colgate-Palmolive.

International

Experience managing Colgate-Palmolive's international operations and living and working in foreign countries.

Sustainability and Social Responsibility

Experience with sustainability and social responsibility through service as President and Chief Executive Officer of Colgate-Palmolive and as President, North America and Global Sustainability.

Finance

Strong knowledge of business finance and financial statements through oversight of operating budgets and financial statements at Colgate-Palmolive and significant mergers and acquisitions and business integration experience throughout his career at Colgate-Palmolive.

Corporate Governance

Experience serving as a director of another U.S. public company.

Director Independence

As described above, the Board has adopted director independence standards that are stricter than those required by the listing standards of the NYSE. Specifically, a director is not considered independent if the director has any relationship with Colgate-Palmolive or our senior management or with another director or any other person that in the Board's judgment may impair the director's ability to make independent judgments. Such relationships could include voting arrangements or personal, economic or professional ties between a director and an officer of Colgate-Palmolive, another Colgate-Palmolive director or a significant stockholder of Colgate-Palmolive. Relationships and transactions (direct or indirect) that would preclude independence include:

- current or former employment with Colgate-Palmolive;
- affiliation with Colgate-Palmolive's advisors;
- compensation from Colgate-Palmolive (other than director fees);
- material business relationships with Colgate-Palmolive;
- loans between directors and Colgate-Palmolive or our senior management;
- material investments with Colgate-Palmolive or our officers;
- joint investments with Colgate-Palmolive's officers or other directors;
- leadership roles in charitable organizations that receive significant support from Colgate-Palmolive;
- affiliation or employment with a present or former Colgate-Palmolive auditor; and
- service on interlocking boards of directors or compensation committees.

A copy of the complete independence standards is available on our website.

In making its determination regarding the independence of each non-employee director, the Board considers any transactions, relationships or arrangements as required by our director independence standards. Under these standards, certain relationships were considered immaterial and therefore were not relevant to the Board's determination of independence. Based on these standards, the Board has determined that each current director, other than Mr. Wallace, who is our Chairman, President and CEO, is independent as there were no transactions, relationships or arrangements that would impair the independence or judgment of any of the directors deemed independent by the Board.

Certain Relationships and Related Transactions

We have a longstanding policy prohibiting our directors, officers and employees from entering into transactions that present actual or potential conflicts of interest. This policy is reflected in our Code of Conduct, Business Practices Guidelines and Director Independence Standards. In addition, the Board has adopted a written policy regarding related person transactions which supplements these policies by establishing additional procedures for monitoring and reviewing and, if appropriate, approving, these types of transactions. The policy covers any "related person transaction," as defined under SEC rules, which generally includes any transaction, arrangement or relationship involving more than $120,000 in which we or any of our subsidiaries was, is or will be a participant and in which a "related person" had, has or will have a direct or indirect material interest. "Related persons" means directors and executive officers and their immediate family members, and stockholders owning five percent or more of our outstanding stock.

Our Corporate Legal Department, together with the Controller's Department, is responsible for monitoring compliance with these policies and procedures. In the rare instance where a related person transaction is determined to provide a material benefit to the Company and our stockholders, the transaction must be submitted to the independent directors of the Board for their review. Only the independent directors of the Board may approve the transaction in accordance with the procedures for review and approval described in the policy. In the course of its review of related person transactions, the independent directors of the Board will consider all of the relevant facts and circumstances that are available to them, including but not limited to: (i) the benefits to the Company; (ii) in a transaction involving a director, the impact on the director's independence; (iii) the availability of other sources for comparable products or services; (iv) the terms of the transaction; and (v) whether the transaction is proposed to be on terms more favorable to the Company than terms that could have been reached with an unrelated third party.

Based on our review of Company transactions, there were no transactions considered to be a related person transaction during 2025.

Compensation Committee Interlocks and Insider Participation

During 2025, the following directors were members of the P&O Committee: Dr. Harris, Ms. Nelson and Messrs. Bilbrey, Cahillane and Newman. None of the members of the P&O Committee has been an officer of Colgate-Palmolive and none was an employee of Colgate-Palmolive during 2025, and none had any relationship with us or any of our subsidiaries during 2025 that would be required to be disclosed as a related person transaction. None of our executive officers has served on the board of directors or compensation committee of another company at any time during which an executive officer of such other company served on our Board or the P&O Committee.

Board Structure and Responsibilities

Board Leadership Structure

The NGCR Committee regularly reviews Board leadership trends, including external practice among similarly situated companies as well as feedback from investors, and has determined that combining the positions of Chairman and Chief Executive Officer is best for us at this time. **Our current Board leadership structure consists of:**

Noel Wallace	Lorrie M. Norrington
Chairman, President and CEO	Independent Lead Director

Our Board structure ensures robust, independent oversight. Our active and independent Board, with our robust Lead Director role and independent committee chairs and committees, ensures that the Board, and not the Chairman alone, determines the Board's focus. The Chairman is guided by these strong independent leaders and having our CEO serve as Chairman creates a bridge to management that helps provide the Board with the management support it needs. Having a unified leadership structure is particularly beneficial at this time given the dynamic consumer and retail landscape and rapidly evolving environment in which we compete. Based on these considerations, the Board believes that this is the best leadership structure for us at this time and that, operating under this structure, the Board will continue to effectively guide Colgate and represent the interests of our stakeholders. The Board believes its programs for overseeing risk, as described under "Board Role in Risk Oversight," would be effective under a variety of leadership structures and therefore do not materially affect its choice of structure.

Board Effectiveness The Board works very effectively together	**Board Committees** The Board's committees are composed solely of, and chaired by, independent directors
Board Independence 9 of 10 director nominees are independent	**Executive Sessions** The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without any members of management present, chaired by the independent Lead Director

We have an independent Lead Director with significant authority and clear duties. We have long been committed to having an independent Lead Director, having first established a lead independent director position in 2003. In 2021 and 2023, the Board enhanced the duties of the independent Lead Director set forth in our corporate governance guidelines in connection with a review of external practices and in response to stockholder feedback. The role of the independent Lead Director includes the following responsibilities:





Board Leadership
Communicating with Management
Board Culture
Board Information, Agendas and Schedules
Performance Evaluations, Succession Planning, Recruitment and Development
Stakeholder Engagement
Other

Board Leadership

- Preside at the executive sessions of the independent directors that occur at every regularly scheduled Board meeting, any other executive session of the independent directors and any other meeting of the Board at which the Chairman is not present
- Serve as interim Chairman if the Chairman is unable to perform their duties
- Establish agendas for the executive sessions of the independent directors in consultation with the other directors
- Call meetings of the independent directors
- Authorize the retention of outside advisors and consultants who report directly to the independent directors on Board issues


Communicating with Management

- After each executive session of the independent directors, provide feedback to and apprise the Chairman/CEO of the views expressed, suggestions made and decisions reached during the session
- Meet regularly with the Chairman/CEO between meetings, including acting as a sounding board to the CEO and providing strategic counsel
- Serve as primary liaison between the independent directors and the Chairman/CEO and management (although all independent directors are encouraged to communicate freely with the Chairman/CEO and other members of management at any time)


Board Culture

- Together with the Chairman, facilitate the efficient and effective functioning and performance of the Board
- Encourage and facilitate active and candid participation of all directors, including by fostering an environment of open dialogue and constructive feedback among the independent directors


Board Information, Agendas and Schedules

- Review and approve information to be sent to the Board and provide feedback on quality, quantity and timeliness of information flow from management
- Participate in setting, and ultimately approve, proposed Board meeting agendas
- Solicit the other independent directors for advice on agenda items for Board meetings to help facilitate Board focus on key issues and topics of interest to the Board
- Review and approve meeting schedules to help ensure there is sufficient time for discussion of all agenda items
- Ensure Board meeting agendas provide the Board with the ability to periodically review and provide input on the Company's long-term strategy and to monitor management's execution of the long-term strategy


Performance Evaluations, Succession Planning, Recruitment and Development

- Together with the P&O Committee, lead the annual performance evaluation of the Chairman/CEO, distinguishing as necessary between performance as Chairman and performance as CEO
- Together with the P&O Committee, lead the CEO succession planning process and participate in talent retention and development of senior management
- Provide guidance on Board succession and development
- In coordination with the NGCR Committee, interview Board candidates


Stakeholder Engagement

- Be available, as deemed appropriate by the Board, for consultation and direct communication with stockholders or other key constituents


Other

- Facilitate the effective functioning of Board committees, as appropriate
- Perform such other duties as the Board may specify from time to time

The Lead Director serves a three-year term, beginning at the meeting of the Board of Directors immediately following the Annual Meeting of Stockholders unless an earlier appointment is required by reason of vacancy or otherwise. The NGCR Committee nominates a candidate for Lead Director from among the independent directors, and the affirmative vote of a majority of the independent directors is required to appoint the nominee proposed by the NGCR Committee.

Committees of the Board of Directors

The Board has four standing committees: the Audit Committee, the Finance Committee, the NGCR Committee and the P&O Committee. A summary of the responsibilities of these committees is set forth below. The committee charters are available on our website.

Committee Membership

Director	Audit	Finance	Nominating, Governance and Corporate Responsibility	Personnel and Organization
John P. Bilbrey Independent		Member		Chair
Christopher S. Boerner[1] Independent				
John T. Cahill Independent	Chair	Member		
Steven A. Cahillane Independent			Member	Member
Lisa M. Edwards Independent	Member	Member		
C. Martin Harris Independent			Chair	Member
Martina Hund-Mejean Independent	Member	Chair		
Kimberly A. Nelson Independent			Member	Member
Brian O. Newman Independent	Member			Member
Lorrie M. Norrington Independent, Lead Director	Member		Member	
Noel Wallace Chairman of the Board				
Number of meetings held in 2025	7	5	5	4

[1] Dr. Boerner, who became a director in March 2026, is expected to be appointed to committees in 2026.

● Member ● Chair

Audit Committee

7 MEETINGS in 2025

Members
John T. Cahill (Chair)
Lisa M. Edwards
Martina Hund-Mejean
Brian O. Newman
Lorrie M. Norrington

All members of the Audit Committee are independent directors and audit committee financial experts.

Role and Responsibilities
- Assists the Board in its oversight of management's fulfillment of its financial reporting and disclosure responsibilities and its maintenance of an appropriate internal control system.
- Appoints the independent registered public accounting firm and oversees the activities of our Internal Audit function and the Global Ethics and Compliance function.
- Assists the Board in its oversight of our enterprise risk management process, including cybersecurity.
- The Board has determined that all members of the Audit Committee are "independent," as required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the listing standards of the NYSE and our own, stricter director independence standards, and are "audit committee financial experts" as that term is defined under SEC rules.

Finance Committee

5 MEETINGS in 2025

Members
Martina Hund-Mejean (Chair)
John P. Bilbrey
John T. Cahill
Lisa M. Edwards

All members of the Finance Committee are independent directors.

Role and Responsibilities
- Oversees our financial policies and practices, reviews our budgets and makes recommendations to the Board on financial and strategic matters, including major strategic investments, acquisitions, divestitures and other transactions.
- Oversees our capital structure, our productivity initiatives and our Finance, Treasury, Tax and related functions.
- Oversees our financial risk management practices, including derivatives and insurance.

Nominating, Governance and Corporate Responsibility Committee

5 MEETINGS in 2025

Members

C. Martin Harris (Chair)
Steven A. Cahillane

Kimberly A. Nelson
Lorrie M. Norrington

All members of the NGCR Committee are independent directors.

Role and Responsibilities

- Recommends nominees for the Board, develops and implements formal Board self-evaluation procedures and oversees director education.
- Makes recommendations to the Board regarding Board and committee structure, corporate governance and director compensation.
- Oversees our sustainability, social responsibility and corporate citizenship matters.

Director Compensation

The NGCR Committee's director compensation recommendation process is described in greater detail on page 26. The NGCR Committee does not delegate any of its authority in making director compensation recommendations.

Personnel and Organization Committee

4 MEETINGS in 2025

Members

John P. Bilbrey (Chair)
Steven A. Cahillane
C. Martin Harris

Kimberly A. Nelson
Brian O. Newman

All members of the P&O Committee are independent directors.

Role and Responsibilities

- Appointed by the Board to act on its behalf with respect to overseeing personnel and organizational matters, including the compensation of our executives, succession planning and our human capital management initiatives.
- Recommends and approves, with the participation and concurrence of the other independent directors of the Board, the performance goals and compensation of the CEO.
- Reviews and approves the performance goals and compensation recommended by our Global Human Resources function and CEO for our other executive officers in accordance with the compensation programs described in the CD&A.

Compensation Consultants

The P&O Committee periodically retains the services of outside compensation consultants to provide it with objective, third-party advice on the appropriateness of our compensation of the CEO and other senior executives. The P&O Committee has adopted a written policy regarding its selection and use of outside compensation consultants, a copy of which is available on our website. The policy contains the following key principles:

- The P&O Committee selects all outside compensation consultants that provide advice to it, and directly retains and compensates such consultants, who report to and are solely responsible to the committee.

- Such consultants may not provide any other services to Colgate unless these are expressly approved by the P&O Committee in advance. The P&O Committee will approve such other services only if it concludes that providing them will not impair the ability of the consultant to provide objective and independent advice to the committee.

The P&O Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook") to advise it with respect to the CEO's compensation and such other matters as the P&O Committee may direct. Neither FW Cook nor any of its affiliates provides any other services to Colgate-Palmolive. FW Cook works directly with the P&O Committee and its chair and meets with the P&O Committee in executive session. The P&O Committee conducted an assessment of whether the work of FW Cook during 2025 generated any conflict of interest, within the meaning of SEC rules, and concluded it did not.

Compensation Data

During 2025 and early 2026, our Global Human Resources function purchased executive compensation survey data from Empsight, Equilar, Mercer Human Resources Consulting and WTW and used Aon Radford to provide change-in-control and similar calculations for this Proxy Statement. These providers were chosen because they are the leading providers in their fields and have global capabilities and/or consumer products industry experience.

Board Role in Risk Oversight

We have established a systematic and thorough risk management process, which is designed to identify, assess, prioritize and mitigate risks that could negatively impact the achievement of our strategic and operating objectives. The Board receives regular reports from management regarding our top individual risks (referred to as "Tier 1" risks) and our efforts to mitigate such risks. In evaluating top risks, the Board and management utilize our standardized enterprise risk management methodology that assesses both likelihood and severity, considering potential impacts on the Company from a qualitative and quantitative perspective. Our risk oversight processes and disclosure controls and procedures are designed to appropriately escalate key risks to the Board as well as to analyze potential risks for disclosure purposes.

Role of the Board

- The Board is responsible for overseeing the risk management process to ensure that it is properly designed, well-functioning and consistent with our overall corporate strategy.
- The full Board or the relevant committee thereof oversees our Tier 1 risks, with presentations to the Board or relevant committee made throughout the year.
- **Key risks overseen by the full Board include strategic, supply chain and regulatory risks.**

Key Responsibilities of Board Committees

Audit Committee

- Responsible for overall risk oversight, though all Board members attend Audit Committee meetings and participate in risk management discussions.
- Oversees the enterprise risk management process and the implementation of appropriate risk monitoring and management systems.
- Oversees risks associated with cybersecurity, financial reporting and legal matters (including data privacy, litigation and ethics and compliance).

Finance Committee

- Oversees risks associated with foreign exchange, commodities and financial risk management practices.

NGCR Committee

- Oversees risks related to sustainability (including climate change and plastic waste), social responsibility and corporate governance practices.

P&O Committee

- Oversees risks related to succession planning.
- Oversees an annual risk assessment of our compensation policies and practices, which is conducted by our Global Human Resources executives and our Chief Financial Officer and reviewed by the Board's independent compensation consultant and focuses primarily on the design of the incentive compensation programs and the degree to which such programs appropriately balance enterprise risk and compensation.

Role of Management

- The responsibility for the day-to-day management of risk lies with Colgate-Palmolive's management. Each year, our Enterprise Risk Management Committee, which is comprised of a cross-functional group of our most senior executives, identifies what it believes are the Tier 1 risks for Colgate-Palmolive, as well as emerging risks, and assigns risk owners.
- The risk landscape, including the list of Tier 1 risks, is reviewed with the Board on an annual basis.
- The Enterprise Risk Management Committee meets at least quarterly to review the prioritization of identified risks.
- Our chief risk officer (the Chief Financial Officer) and other members of senior management responsible for the day-to-day management of these risks present directly to the Board and its committees on various Tier 1 risks regularly throughout the year.

Stockholder Engagement

We believe it is important to engage with investors to better understand their priorities and therefore have developed a robust annual stockholder engagement program. Each year, we engage with a significant and diverse group of our stockholders on topics important to our stockholders as well as the Company. Such topics may include our business strategy and initiatives, executive compensation, Board composition and governance practices, as well as environmental and social topics such as human capital management and sustainability. To the extent we receive stockholder proposals in connection with a given year's annual meeting of stockholders, we also typically include a discussion of those proposal topics in our engagements for the following year. In addition, our Investor Relations team, together with members of senior management, regularly meet with investors and participate in investor conferences and presentations.

Feedback received through management's discussions with investors is reported to and discussed with the Board. Our Lead Director is also available, as deemed appropriate by the Board, for consultation and direct communication with stockholders, and all stockholders may contact any of our directors using the process described below under "Communications to the Board of Directors."

Recent Engagement Highlights

Since our 2025 Annual Meeting of Stockholders, representatives of our Global Human Resources, Investor Relations, Global Legal and Sustainability functions have reached out to a variety of institutional investors, including index, actively managed and public pension funds, based in and outside the United States, representing approximately 40% of our Common Stock.

Focus Areas

- Business strategy
- Sustainability priorities and progress
- Human capital
- Corporate governance
- Executive compensation

In addition to these one-on-one discussions with investors, below is a selected sample of our engagements with stockholders and the broader investor community in 2025.

2025 Communication and Engagement Highlights

January
- Fourth Quarter and Full Year 2024 Earnings

February
- Publication of 2024 Form 10-K
- Consumer Analyst Group of New York Conference

March
- UBS Global Consumer and Retail Conference
- Publication of 2025 Proxy Statement and 2024 Annual Report

April
- First Quarter 2025 Earnings

May
- 2025 Annual Meeting of Stockholders

June
- dbAccess Global Consumer Conference
- Evercore ISI Consumer and Retail Conference

August
- Second Quarter 2025 Earnings
- Publication of 2024 Sustainability & Social Impact Report

September
- Barclays Global Consumer Staples Conference

October
- Third Quarter 2025 Earnings

December
- Morgan Stanley Global Consumer & Retail Conference

Stockholder Feedback Informs Our Decisions

Our engagement activities provide us with valuable feedback that inform our decisions. For example, following dialogue and collaboration with our stockholders and other stakeholders, we have adopted the following corporate and compensation governance enhancements in recent years:

- Reducing the threshold for stockholders to call special meetings from 25% to 15%
- Enhancing the duties of our Lead Director
- Adopting a policy that we will not execute any new severance agreement with an executive officer that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus opportunity without seeking stockholder ratification of the agreement
- Adopting a requirement prohibiting our officers from selling net after-tax shares of Common Stock received upon the vesting of any restricted stock unit award until they have achieved their required ownership level
- Enhancing our political contributions policy
- Enhancing our director time commitment policy

Communications to the Board of Directors

Stockholders and other interested parties are encouraged to communicate directly with our independent directors by sending an email to directors@colpal.com or by writing to Directors, c/o Office of the Chief Legal Officer, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022. Stockholders and other interested parties may also communicate with individual independent directors and committee chairs by writing to them at the above mailing address. Such communications are handled in accordance with the procedures described on our website.

Significant concerns and questions relating to accounting, internal accounting controls or auditing matters are promptly brought to the attention of the Audit Committee chair and handled in accordance with the procedures established by the Audit Committee. Under these procedures, our Global Ethics and Compliance function, in conjunction with our Internal Audit and Corporate Legal departments, addresses these concerns in accordance with the directions of the Audit Committee chair. The Audit Committee chair approves recommendations regarding the handling of each matter, oversees any investigations and approves the disposition of each matter. The Audit Committee chair may, in their discretion, engage outside counsel and other independent advisors. The Audit Committee receives quarterly updates regarding other concerns or questions relating to accounting, internal accounting controls or auditing matters.

Concerns relating to accounting, internal accounting controls or auditing matters may also be reported to the Global Ethics and Compliance function by telephone and email as follows: 24-hour EthicsLine: (800) 778-6080 (toll-free from the United States, Canada and Puerto Rico) or (212) 310-2330 (collect from all other locations) and email: ethics@colpal.com.

We strictly prohibit retaliation against any individual who reports in good faith to the Company or the directors information concerning potential violations, or who participates in good faith in any investigation or proceeding by the Company or a government agency. Concerns may be submitted to the Company or the directors on an anonymous basis through their postal address or through the 24-hour EthicsLine numbers maintained by the Global Ethics and Compliance function. If requested, we will keep information submitted confidential, subject to the need to conduct an effective investigation and take appropriate action or as otherwise required by applicable law.

Compensation of Directors

Compensation for the non-employee directors is set by the Board at the recommendation of the NGCR Committee. The NGCR Committee seeks to set director compensation levels to ensure non-employee directors are paid competitively for their time commitment and responsibilities. A market competitive compensation package is important because it enables us to attract and retain highly qualified directors who are critical to our long-term success. The substantial majority of the compensation paid to the non-employee directors is in the form of fixed-value annual grants of Company equity pursuant to the stockholder-approved Colgate-Palmolive Company 2019 Incentive Compensation Plan (the "2019 Plan"), which helps foster commonality of interest between our directors and our stockholders.

In making recommendations to the Board regarding director compensation, the NGCR Committee annually reviews information provided by the Global Human Resources function regarding recent trends in director compensation and comparison data regarding peer company practices in the compensation comparison group discussed in the CD&A. The Global Human Resources function purchases subscriptions from the National Association of Corporate Directors and Equilar, from which they receive such comparison data. Based on its review of the information provided by the Global Human Resources function, the NGCR Committee determines whether to recommend to the Board any changes in the director compensation program. Based on the 2025 review, the NGCR Committee recommended, and the Board approved, an increase in the annual Lead Director retainer from $20,000 to $30,000 and an increase in the annual committee chair retainer from $10,000 to $20,000, in each case effective as of July 1, 2025.

Therefore, as of July 1, 2025, non-employee director compensation consisted of the following, as applicable:

Annual Share Grant	Shares of Common Stock equal in value to $180,000
Annual Retainer	$75,000
Stock Option Grant	Options to purchase shares of Common Stock equal in value to $45,000
Lead Director Retainer	$30,000
Committee Chair Retainers	$20,000 for the chair of each committee
Expenses and Benefits	Reimbursement of travel and related expenses incurred in attending meetings; life and travel/accident insurance; and Charitable Matching Gifts Program available to U.S. employees as described below

Mr. Wallace received no compensation for serving on the Board in 2025.

Deferral of Compensation

Under the 2019 Plan, directors may elect to defer all or a part of their annual stock compensation. Deferred stock compensation is credited to a stock unit account, the value of which reflects changes in the market price of our Common Stock and dividends paid. No interest is paid on deferred balances. The directors also may elect to receive cash in lieu of up to 25% of the shares of our Common Stock granted and not deferred under the 2019 Plan.

Directors may elect to defer all or a part of their cash compensation under the Colgate-Palmolive Company Restated and Amended Deferred Compensation Plan for Non-Employee Directors. As with the 2019 Plan, deferred fees are credited to a stock unit account, the value of which reflects changes in the market price of our Common Stock and dividends paid. No interest is paid on deferred balances. Under both plans, distributions are made in shares of our Common Stock in annual installments or by lump sum in accordance with the distribution election made by the director.

The tables included below under "Director Compensation" and in "Stock Ownership—Stock Ownership of Directors and Executive Officers" include information concerning directors who have elected to defer their fees.

Director Compensation Governance Features

Under our stock ownership guidelines, independent directors are required to own stock equal in value to at least five times their annual share grant. Directors have five years from the date of their initial election to achieve required ownership levels. Compliance with these guidelines is evaluated on an annual basis. All of the directors are in compliance with this policy. For more information on director stock ownership, see "Stock Ownership—Stock Ownership of Directors and Executive Officers." Directors are also prohibited from engaging in transactions to hedge against declines in the value of our stock and from pledging Company stock, as further described in the CD&A. During 2025, all of the directors were in compliance with both the anti-hedging and anti-pledging policies.

Director Compensation

The following table shows the compensation earned by each non-employee director in 2025.

Name (a)	Fees Earned or Paid in Cash ($)[1] (b)	Stock Awards ($)[2] (c)	Option Awards ($)[3] (d)	All Other Compensation ($)[4] (g)	Total ($) (h)
John P. Bilbrey	90,000[5]	179,974[5]	44,986	715	315,675
John T. Cahill	90,000	179,974	44,986	715	315,675
Steven A. Cahillane	75,000	179,974	44,986	347	300,307
Lisa M. Edwards	75,000	179,974[5]	44,986	347	300,307
C. Martin Harris	132,500[6]	134,958[6]	44,986	715	313,159
Martina Hund-Mejean	90,000	179,974[5]	44,986	450	315,410
Kimberly A. Nelson	75,000	179,974[5]	44,986	8,450	308,410
Brian O. Newman	75,000[5]	179,974	44,986	8,347	308,307
Lorrie M. Norrington	102,500[5]	179,974[5]	44,986	8,715	336,175

NOTES TO THE DIRECTOR COMPENSATION TABLE

[1] Consists of an annual retainer and lead director and committee chair retainers, as described above.

[2] This column reflects the aggregate grant date fair value of stock awards granted to each non-employee director in 2025. The grant date fair value of stock awards granted to each non-employee director in 2025 was $89.14 per share, based on the fair market value of our Common Stock on the date of grant.

[3] This column reflects the aggregate grant date fair value of stock option awards granted to each non-employee director in 2025. The key terms of such stock options are as follows: (i) the exercise price is equal to the closing price of our Common Stock on the date of grant; (ii) the term is eight years; and (iii) they vest in equal annual installments over three years.

The grant date fair value of stock options granted to each non-employee director in 2025 was $19.80 per option. The estimated value of options is calculated using the Black-Scholes-Merton option pricing model (the "Black-Scholes model"). For a description of the assumptions used to calculate the amounts shown in this column, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

The aggregate number of stock options outstanding for each non-employee director as of December 31, 2025 was as follows: Mr. Bilbrey—22,415; Mr. Cahill—22,415; Mr. Cahillane—7,117; Ms. Edwards—19,642; Dr. Harris—22,415; Ms. Hund-Mejean—14,090; Ms. Nelson—13,488; Mr. Newman—4,106; and Ms. Norrington—22,415.

[4] The amounts shown consist of (i) the value of Company-paid life insurance premiums and (ii) matching charitable donations contributed by the Company in the director's name pursuant to the Charitable Matching Gifts Program, which is available to all directors and to U.S. employees who are actively employed on a full-time basis. Under the Charitable Matching Gifts Program, we match an individual's contributions of up to $8,000 per year that are made to eligible institutions on a 1:1 basis. We do not match certain gifts, such as contributions to organizations that are not tax-exempt, dues to alumni or similar groups, tuition payments, contributions to school funds or associations that are not used exclusively to support educational purposes of the institution and any gift for which the donor receives a substantial benefit.

[5] Messrs. Bilbrey and Newman and Ms. Norrington each elected to defer the cash retainer they earned in 2025. Mr. Bilbrey and Mses. Edwards, Hund-Mejean, Nelson and Norrington each elected to defer the share grant they earned in 2025 pursuant to the procedure described above.

[6] Dr. Harris elected to receive 25% of his annual share grant in cash in 2025 to satisfy tax obligations pursuant to the procedure described above.

Executive Compensation

Compensation Discussion and Analysis

Introduction

This CD&A describes our executive compensation philosophy and program, the compensation decisions made under this program and the specific factors we considered in making those decisions. This CD&A focuses on the compensation of the executive officers listed in the Summary Compensation Table of this Proxy Statement (the "Named Officers"), who are:



Noel Wallace
Chairman, President and Chief Executive Officer



Stanley J. Sutula III
Chief Financial Officer



Jennifer M. Daniels
Chief Legal Officer and Secretary



Shane Grant
Chief Operating Officer, Americas



Panagiotis Tsourapas
Chief Operating Officer, Eur., APac, Afr/Eur, Skin and Global Cust. Dev.

Executive Summary

Pay for Performance Overview

The key principles underlying our compensation philosophy are aligning pay and performance, driving strong business results and our strategic plan, focusing on long-term shareholder return, motivating and retaining critical talent and reflecting external market and competitive practices. We use performance measures for our incentive programs that are tied to our growth strategy, are used to evaluate the success of our business and are highly correlated with long-term shareholder return and set incentive targets in line with our publicly-announced guidance. Annual and long-term incentive award payments vary based on our business performance, and long-term incentive award payments and the value of equity awards also vary based on the performance of our Common Stock. Reflecting these principles, target direct compensation (salary and target annual and long-term incentives) for the Named Officers is designed to be weighted substantially more heavily towards variable compensation than fixed compensation, as the following charts demonstrate.

2025 TARGET DIRECT COMPENSATION



90% Variable
CEO
10% Base Salary
16% Annual Incentives
74% Long-Term Incentives
26% CASH
74% EQUITY
77% Variable
AVERAGE NAMED OFFICER (EXCLUDING CEO)*
23% Base Salary
22% Annual Incentives
55% Long-Term Incentives
45% CASH
55% EQUITY

* Mr. Grant's 2025 base salary, 2025 target annual incentive and 2026 target long-term incentives are included in the average reflected in the above chart since he joined the Company in June 2025 and will fully participate in our long-term incentive compensation programs starting in 2026.

2025 Performance at a Glance

2025 was a challenging year, as global macroeconomic and geopolitical volatility, slower global category growth rates, consumer uncertainty, tariffs and high raw material inflation impacted sales and profit growth across the consumer sector. Despite these headwinds, we continued operating with determination and focus in 2025, with a commitment to brand health, innovation and superior execution of our strategic priorities. We delivered solid results in 2025 that demonstrate the resilience of our business model.

We were particularly pleased to have generated record operating cash flow to continue investing behind our strategic priorities and scaling our capabilities. We also delivered growth in net sales, organic sales (a non-GAAP financial measure, defined as net sales excluding foreign exchange, acquisitions and divestments) and adjusted earnings per share (a non-GAAP financial measure, referred to herein as "Base Business Earnings Per Share"). However, consistent with the experience of the broader consumer sector, our organic sales growth slowed considerably and our Base Business Earnings Per Share also grew at a slower rate. Consistent with these financial results and reflecting the impact of our pay-for-performance philosophy, our annual incentive payments also declined in 2025.

Our stock price was impacted by the difficult market conditions in 2025, along with the cost headwinds mentioned above, which created a significant impact on the cumulative total shareholder returns on our Common Stock for the one-year and five-year periods ended December 31, 2025. Despite these challenging conditions, we maintained our strong balance sheet and the Board of Directors authorized an increase in the quarterly cash dividend, effective in the second quarter of 2025, as part of our commitment to, and strong record of, returning value to shareholders.

OPERATING RESULTS[1]

2025 ORGANIC SALES GROWTH	2025 BASE BUSINESS EARNINGS PER SHARE[2]	2023-2025 FREE CASH FLOW PRODUCTIVITY[3]
1.4%	**$3.69**	**115.7%**

[1] Please see Annex A for reconciliations of organic sales growth to net sales growth calculated in accordance with GAAP, of Base Business Earnings Per Share to Diluted earnings per share calculated in accordance with GAAP and of free cash flow before dividends to Net cash provided by operations calculated in accordance with GAAP.

[2] For compensation purposes the P&O Committee increased Base Business Earnings Per Share by $0.06 to $3.75 for the impact of tariffs not yet announced at the time the target range was set, as described on pages 38 to 39.

[3] "Free Cash Flow Productivity" is defined as free cash flow before dividends as a percentage of net income including non-controlling interests as reported in our audited financial results, which for 2023-2025 was 133.6%. The P&O Committee reduced our 2023-2025 Free Cash Flow Productivity results for compensation purposes to 115.7%, as described on page 43.

RETURN TO SHAREHOLDERS



TOTAL SHAREHOLDER RETURN

359%	50%	4%	-11%
20 yr	10 yr	5 yr	1 yr

131
CONSECUTIVE YEARS OF DIVIDEND PAYMENTS

63
CONSECUTIVE YEARS OF DIVIDEND INCREASES

$2.9 billion
RETURNED TO SHAREHOLDERS



$1.2B in Share Repurchases — 2025 — $1.7B in Dividends

Going forward, we remain focused on delivering long-term shareholder return and building long-term business success through excellence in corporate governance and our focus on driving organic sales growth; delivering consistent, compounded earnings per share growth; achieving operational efficiencies; and driving growth in free cash flow along with the efficient use of our balance sheet. Our 2030 strategy is intended to accelerate growth going forward with a focus on leveraging the global reach and penetration of our brands; building the incremental benefit of superior, science-based innovation supported by an agile and resilient supply chain; harnessing the power of best-in-class omni-channel demand generation; leading in capabilities such as data, analytics and AI; and evolving our high-impact, inclusive culture. We intend to continue our practice of tying compensation to achievement of both annual and long-term business goals to help further those priorities.

The P&O Committee annually analyzes the relationship between pay and performance for our Named Officers. The analysis includes a review of the relationship between the compensation paid to our CEO and our other Named Officers and Company performance relative to peer companies over the past three years. The review shows a strong link between Company pay and Company performance over time in terms of various key operating measures. During the three-year period from 2023 to 2025, our total shareholder return, return on sales, adjusted earnings per share growth, organic sales growth, adjusted net income growth, net sales growth, operating cash flow as a percentage of sales, return on invested capital and CEO total direct compensation relative to the Comparison Group (as defined on page 36) are as shown to the right.



COLGATE-PALMOLIVE 2023-2025 PERFORMANCE RELATIVE TO COMPARISON GROUP*

* Adjusted earnings per share growth, organic sales growth and adjusted net income growth reflect the adjustments described in Annex A to Colgate-Palmolive's earnings per share, net sales and net income growth, respectively, and comparable adjustments to peer companies' earnings per share, net sales and net income growth. See page 31 for an explanation regarding the components of "total direct compensation" or "TDC."

2025 Compensation Program Highlights

Impact of Tariffs on 2025 Annual Incentive Program

When the P&O Committee established annual bonus targets in March 2025, the timing, scope and scale of potential U.S. and reciprocal international tariffs remained highly uncertain, particularly as a result of the global footprint of the Company's supply chain. To ensure the annual incentive program remained focused on operational excellence rather than developments in trade relations outside of the Company's control, when setting the annual bonus targets the P&O Committee specifically reserved the right to adjust the calculation of the performance measures for extraordinary events, including the possible positive or negative impact of tariffs not yet announced when the targets were set. In February 2026, the P&O Committee, in consultation with its independent compensation consultant, FW Cook, conducted a comprehensive review of the Company's performance and determined that it should, consistent with the intent set forth at the beginning of the performance year, exercise discretion to adjust 2025 Base Business Earnings Per Share when calculating the annual bonus to account for the significant impact of tariffs that were outside of management's control and not known at the time the original target was set. See "Compensation Components—Annual Incentives" below for further detail regarding the P&O Committee's determination.

Performance Measures

The P&O Committee selected the following performance measures in 2025 to assess the performance of the Named Officers in 2025 and in the three-year performance period commencing in 2025:

Pay Component	CEO 2025 Target Compensation Mix	Other Named Officer Average 2025 Target Compensation Mix	Performance Measures (for Annual Incentives and PBRSUs)	Performance Period	Form of Payment
Annual incentive	16%	22%	• Base Business Earnings Per Share • Organic sales growth • Strategic initiatives	One year (2025)	Cash bonus
Long-term incentive*	74%	55%	• Organic sales growth relative to the Comparison Group (defined below) • Base Business Net Income (defined below) growth relative to the Comparison Group • Free Cash Flow Productivity • Total shareholder return relative to the Comparison Group (modifier)	Three years (2025-2027)	PBRSUs (vesting in 2028, if earned)

* Except for Mr. Grant, percentages shown include the target value of performance-based restricted stock unit ("PBRSU") awards for the 2025-2027 performance cycle pursuant to our Growth Performance Plan and the target value of stock option and time-based restricted stock unit ("RSU") awards based on salary grade guidelines. For Mr. Grant, the target value of PBRSU awards he will receive for the 2026-2028 performance cycle and the value of stock option and time-based RSU awards he will receive in 2026 are included instead since he joined the Company in June 2025 and will fully participate in our long-term incentive compensation programs starting in 2026.

The P&O Committee selected performance measures in the annual and long-term incentive programs to drive our growth strategy and focus on sustainable value creation.

Annual Incentive Awards

Measure	Target Range	2025 Results	Outcome	Comparison vs. Comparison Group*
Base Business Earnings Per Share	$3.63–$3.68	$3.75 (after tariff adjustment described on page 39)	93.6% of the assigned award opportunities for each of the Named Officers.	• Annual bonuses for the Named Officers (other than Mr. Wallace) were paid at approximately the 63rd to the 89th percentile of annual bonuses for similar jobs in the Comparison Group. • Mr. Wallace's earned award represented a payout at approximately the 57th percentile of annual bonuses for CEOs in the Comparison Group.
Organic Sales Growth	3.0%-4.0%	1.4%		
Strategic Initiatives		See below description		

* Based on the most recent data available.

In determining the extent to which the strategic measure was achieved, the P&O Committee considered achievement against our goals of accelerating innovation, driving superior consumer experience, supporting our culture of inclusion and progressing our sustainability initiatives. Following this evaluation, the P&O Committee determined that the strategic measure should pay out at 110% of target, based on our solid performance against those goals as described under "Compensation Components—Annual Incentives" below.

Long-Term Incentive Awards

2025-2027 Long-Term Incentive Awards Performance Cycle (Growth Performance Plan – 50% of Long-Term Incentives Mix)

Measure	Target	Status
Relative Organic Sales Growth	Performance at the 50th percentile of the Comparison Group	• If PBRSUs were to vest solely based on performance achieved through December 31, 2025, payout would be between the target and maximum levels. Performance over the remaining two years of the performance period will determine the actual number of shares earned, if any (including applying the total shareholder return modifier). • PBRSUs will vest, if earned, in 2028.
Relative Base Business Net Income Growth	Performance at the 50th percentile of the Comparison Group	
Free Cash Flow Productivity	95%	
Total Shareholder Return Modifier	The number of PBRSUs may increase or decrease by up to 25% based on our total shareholder return relative to the Comparison Group	

Stock Options (30% of Long-Term Incentives Mix) and Time-Based RSUs (20% of Long-Term Incentives Mix)
In 2025, the P&O Committee approved annual stock option and time-based RSU awards for the Named Officers. These awards are granted based on guidelines set for each salary grade, which are established annually based on a review of market data and share usage.

CEO Total Direct Compensation*



2024 — $18,178,682

2025 — **$16,419,987**

⬇ **10%** *vs. 2024*
Primarily due to a decrease in his annual cash bonus.

▪ Base Salary ▪ Annual Incentives ▪ Long-Term Incentives ▪ All Other Compensation

* For purposes of this CD&A, Mr. Wallace's total direct compensation or "TDC" for each year includes his Summary Compensation Table total minus the amount shown in the Summary Compensation Table's "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column, consistent with the way the P&O Committee analyzes his compensation. The actual value of the payout from his PBRSU awards for the Growth Performance Plan's 2024-2026 and 2025-2027 performance cycles granted in 2024 and 2025, respectively, that are shown in the Summary Compensation Table's "Stock Awards" column for such years will depend upon achievement of the performance goals as well as the price of our Common Stock at the time of vesting in 2027 and 2028, respectively.

Additional Compensation Program Highlights

Highlighted below are compensation practices we have implemented to drive Company performance and to align the interests of our executives with our stockholders.



What We Do

✔ **Pay for Performance.** Our executive compensation is tied to performance with clearly articulated financial and other strategic goals. Each year, the P&O Committee conducts a comprehensive review of executive compensation prior to making compensation decisions to ensure pay and performance are aligned.

✔ **Competitive Compensation Programs.** We regularly benchmark our compensation programs and design the programs to target compensation at approximately the median level overall, with above-median payouts for superior performance and below-median payouts for performance below expectations.

✔ **Robust Stock Ownership Guidelines.** We maintain stringent stock ownership guidelines for members of senior management, requiring the CEO to own Company stock equal in value to eight times his annual salary and the other Named Officers to hold Company stock equal in value to four times their annual salaries.

✔ **Ability to "Claw Back" Compensation.** Our clawback policies provide for (and in some cases require) recoupment of cash and equity incentive compensation made to officers or other executives subject to the policies if the financial results on which such compensation was based are subsequently restated or the officer or other executive engaged in conduct that violates our Code of Conduct.

✔ **Perquisites are Limited.** Executive perquisites are limited to security-related measures for the CEO, other than transition allowances in connection with new hires.



What We Don't Do

✖ **Incentives Do Not Encourage Excessive Risk-Taking.** Our incentive programs do not contain features that may encourage excessive risk-taking, such as multi-year guaranteed bonuses or high pay opportunities relative to peer companies. In addition, we utilize multiple performance measures for annual and long-term incentives.

✖ **No Executive Officer Employment Agreements.** We do not have employment agreements with our Named Officers, meaning they are not entitled to minimum base salaries, guaranteed bonuses or guaranteed levels of equity or other incentives.

✖ **No Hedging or Pledging of Company Stock is Permitted.** We prohibit our directors, officers and employees who receive stock-based compensation from engaging in transactions that hedge against declines in the value of Company stock, strengthening the alignment between stockholders and directors and executives. We also prohibit our directors and officers from pledging Company stock to prevent forced sales of Company stock by our directors and officers.

✖ **No Backdating, Springloading or Repricing of Stock Options.** We make annual equity awards at the same predetermined times each year. Equity awards, including stock options, are never backdated or issued with below-market exercise prices. Repricing of stock options without stockholder approval is expressly prohibited.

✖ **No Single Trigger Severance Payments Under Our Severance Plan.** Severance payments under the Colgate-Palmolive Company Executive Severance Plan (the "Severance Plan") are payable only if an executive's employment is terminated or an executive terminates their employment as a result of an "adverse change in conditions of employment" (as defined in the Severance Plan) following a change in control.

✖ **No Tax Gross-Ups on Perquisites or Severance.** Any personal income taxes due as a result of perquisites are the executive's responsibility. In addition, the Severance Plan does not provide for tax gross-ups on severance payments.

Compensation Philosophy

We believe that people are the most important driver of our business success and, accordingly, view compensation as an important tool to motivate leaders at all levels of the organization. Outlined below are the principles underlying our executive compensation programs and examples of specific program features used to implement those principles.

	Base salary	Annual incentives	Long-term incentives
ALIGN PAY AND PERFORMANCE			
Multiple performance measures are used to ensure a focus on overall Company performance.		●	●
Payouts vary based upon the degree to which performance measures are achieved.		●	●
We do not guarantee minimum base salaries, bonuses or levels of equity or other incentives for our Named Officers, through employment agreements or otherwise.	●	●	●
DRIVE STRONG BUSINESS RESULTS AND OUR STRATEGIC PLAN			
Selecting performance measures, such as organic sales growth, net income growth, earnings per share and free cash flow productivity, that are key metrics for investors fosters profitable growth and increases shareholder value.		●	●
Using performance measures tied to our annual and long-term goals, the achievement of which the Named Officers have the ability to influence, motivates the Named Officers to achieve strong and sustained business results.		●	●
Using performance measures tied to our strategy, such as innovation, consumer experience, culture of inclusion and sustainability initiatives, helps align compensation with and drive our strategic growth priorities.		●	
Using measures in the long-term incentive award program that emphasize our performance relative to peers focuses the Named Officers on achieving peer-leading performance.			●
FOCUS ON LONG-TERM SHAREHOLDER RETURN			
Our Growth Performance Plan has a three-year performance period, driving a focus on long-term results.			●
A significant portion of the Named Officers' total compensation is paid in equity, aligning the interests of the Named Officers with those of stockholders.			●
The Named Officers' payout through the Growth Performance Plan varies based on our three-year total shareholder return compared to a defined peer group, directly tying a portion of the Named Officers' compensation opportunity to relative shareholder return.			●
Our use of stock options, which provide value only to the extent that our stock price appreciates, provides an effective link to changes in shareholder value that aligns the interests of stockholders and executives.			●
Stock ownership guidelines require that executives own significant levels of stock, further strengthening the focus on long-term shareholder return.			●
MOTIVATE AND RETAIN CRITICAL TALENT AND REFLECT EXTERNAL MARKET AND COMPETITIVE PRACTICES			
We regularly benchmark our compensation programs and design the programs to target compensation at approximately the median level overall, with above-median payouts for superior performance and below-median payouts for performance below expectations. Some executives, including the Named Officers, may be targeted above the median based on factors such as experience, length of time in role, individual performance, long-term leadership succession strategy and internal parity.	●	●	●
Using components that measure performance against both financial results and key strategic initiatives aligns with market practice.		●	
To promote equal pay and fairness, our policy is to compensate each individual at a level commensurate with their role, work location, individual performance and experience, irrespective of gender, race, ethnicity or any other category protected by law.	●	●	●
Individual performance influences salary increases and can influence stock option and time-based RSU awards, motivating the Named Officers to perform at the highest levels.	●		●
We reward executives for strong performance, including by increasing payouts under the long-term incentive award program when we outperform our peers and decreasing payouts when we underperform our peers.		●	●

The P&O Committee devotes substantial time and attention throughout each year to executive compensation matters to ensure that compensation is aligned with our performance and the best interests of stockholders. Our compensation programs reflect our strategic initiatives and balance achievement of short-term results with long-term strategic objectives. As discussed in more detail below, the P&O Committee's well-balanced and disciplined approach includes regular reviews with its independent compensation consultant and careful benchmarking to ensure that our compensation is effective in motivating and retaining critical talent, is supported by underlying performance and is reasonable relative to our peers. In reviewing and approving compensation for the Named Officers, the P&O Committee considers all material components of compensation as well as comprehensive information regarding market practices. The purpose of these materials is to bring together all of the elements of actual and potential future compensation of the Named Officers, so that the P&O Committee may review individual elements of compensation, including compensation mix, as well as the aggregate amount of total compensation.

This CD&A discusses the compensation paid to the Named Officers. The compensation programs described, however, apply more broadly to our other officers and senior managers, with changes as appropriate to reflect different salary grade levels and job responsibilities. We believe that this approach helps to align Colgate-Palmolive people into one global team sharply focused on our performance objectives and key strategic initiatives.

Compensation-Setting Process

Role of the P&O Committee

The P&O Committee oversees our executive compensation programs. The P&O Committee does not delegate any of its responsibilities regarding the consideration and determination of executive compensation.

The P&O Committee:

- Recommends and approves, with the participation and concurrence of the other independent directors, the CEO's performance goals and compensation; the CEO does not play any role in setting his own compensation;
- Reviews and approves the performance goals and compensation recommended by our Global Human Resources function and the CEO for our other executive officers; and
- Approves the peer group companies that are used as a reference point in designing our compensation programs and in setting compensation levels and that our performance is reviewed against for purposes of making awards that are based on relative performance measures.

Role of the Independent Compensation Consultant

The P&O Committee has engaged FW Cook as its independent compensation consultant. FW Cook is actively involved in advising the P&O Committee on compensation decisions.

FW Cook, as the P&O Committee's independent compensation consultant:

- Regularly reviews our executive compensation programs with the P&O Committee;
- Advises the P&O Committee on the setting of target compensation levels, the design of our variable incentive plans and the setting of performance goals;
- Helps the P&O Committee ensure there is a strong positive relationship between earned compensation and performance, as measured by operating results and changes in shareholder value;
- Provides observations and recommendations about the comparison group companies that are used as a reference point in designing our compensation programs and in setting compensation levels and that our performance is reviewed against for purposes of making awards that are based on relative performance measures; and
- Informs the P&O Committee of emerging trends and best practices in executive compensation design and related regulatory developments.

2025 CEO Compensation Review

In 2025, the P&O Committee worked with FW Cook to determine the appropriate target level of direct compensation for Mr. Wallace based on his individual performance, including his leadership, his long tenure as CEO and overall Company performance. Following this review, which also considered our compensation philosophy, our Company's size relative to companies in the Comparison Group, competitive data from the Comparison Group and market trends, the P&O Committee determined in March 2025 to set (i) Mr. Wallace's target cash compensation (salary and annual bonus) near the median of the Comparison Group and (ii) his target long-term incentives (PBRSUs, annual stock options and annual time-based RSUs) above the median of the Comparison Group to ensure a direct and meaningful link between his long-term pay opportunity and continued stockholder value creation. In aggregate, Mr. Wallace's overall target direct compensation (salary and annual and long-term incentives) for 2025 was therefore between the median and the 75th percentile of the Comparison Group, which reflects his strong performance, exceptional leadership and long tenure as CEO. The P&O Committee continued to have the variable portion of Mr. Wallace's target direct compensation represent a larger portion of his compensation as compared with the other Named Officers, to ensure his compensation is most strongly tied to Company performance. In making these determinations, the P&O Committee worked together with the other independent directors of the Board.

In accordance with our compensation philosophy and in light of the market data and the other considerations noted above, in March 2025 the P&O Committee determined to maintain Mr. Wallace's salary and annual bonus opportunity at the same level as in 2024 and to increase the long-term equity incentive portion of Mr. Wallace's target direct compensation by approximately eight percent from $11,000,000 to $11,900,000 to link a more significant part of his compensation to the achievement of multi-year performance goals and our absolute and relative stock price performance.

Compensation Arrangements for Newly Hired Named Officer

In May 2025, the Board elected Mr. Grant as our Chief Operating Officer, Americas, effective June 16, 2025. Mr. Grant joined the Company from Group Danone ("Danone"), a leading global food and beverage company, where he had been Group Deputy CEO, CEO Americas and EVP Dairy, Plant-Based and Global Sales since January 2023. In connection with his joining the Company, the P&O Committee approved the following compensatory arrangements for Mr. Grant, all effective June 16, 2025. Mr. Grant's base salary was set at $1,100,000. He was eligible to receive an annual cash bonus for 2025 with a target award of 115% of base salary based on the achievement of performance measures applicable to other Company executives (see page 46 for the actual bonus he received). Mr. Grant also received a replacement equity award in recognition of the forfeiture of equity awards from his prior employment of 90,000 time-based RSUs, which will vest in three installments - 45,000 vesting on June 16, 2026, 22,500 vesting on June 16, 2027 and 22,500 vesting on June 16, 2028. To compensate Mr. Grant for the loss of certain housing and education benefits he relinquished upon his departure from Danone, he also received a one-time sign-on bonus of $1,000,000 and a transition allowance of $1,500,000, in each case payable in two equal installments, the first coincident with the commencement of his employment and the second on June 16, 2026. In addition, Mr. Grant received an annual grant of stock options (valued at $450,000) and time-based RSUs (valued at $300,000) in September 2025. Beginning in 2026, Mr. Grant will participate in our Growth Performance Plan, receiving PBRSUs at the guideline award level for his salary grade with a target value of $1,600,000 for the 2026-2028 performance cycle, and will also receive an annual grant of stock options (valued at $960,000) and time-based RSUs (valued at $640,000), each of which is the guideline award level for his salary grade. For tax years 2025 and 2026, Mr. Grant will receive assistance with his income tax return preparation from the Company's global mobility tax partner. Mr. Grant's compensatory arrangements were negotiated at arm's length at a level appropriate to attract external talent.

Comparison Group

We use comparative compensation data from a group of other leading companies, referred to in this CD&A as the "Comparison Group," as a point of reference in designing our compensation programs and in setting compensation levels. The P&O Committee does not use this comparative data as the determinative factor in setting compensation levels but rather as a single component in its effort to verify that our compensation programs are reasonable and competitive in light of compensation levels at similarly situated companies. The P&O Committee also reviews our performance against the Comparison Group for purposes of making awards that are based on relative performance measures, including the long-term incentive awards granted under the Growth Performance Plan.

The Comparison Group is selected to include companies of similar size and complexity to us (including our substantial international operations) and to represent both the market for executive talent in which we compete as well as our peer companies from a performance and investment perspective. It is comprised primarily of fast-moving consumer goods companies with product portfolios consisting of globally recognized brands that are similarly situated to us in terms of overall size or performance against relevant measures. Our 2025 revenue and market capitalization as of December 31, 2025 were at the 59th and 69th percentiles, respectively, of the Comparison Group.

The companies comprising the Comparison Group are approved by the P&O Committee after taking into account observations and recommendations of management and FW Cook.

For 2025, the P&O Committee determined not to make any changes to the Comparison Group, so it remained unchanged from 2024 except that Kellanova was removed from the Comparison Group following its acquisition by Mars, Incorporated. The Comparison Group for 2025 therefore consisted of the following 14 companies:

COMPARISON GROUP

- Church & Dwight Co., Inc.
- The Clorox Company
- The Coca-Cola Company
- The Estée Lauder Companies Inc.
- General Mills, Inc.

- Haleon plc
- Kenvue Inc.
- Kimberly-Clark Corporation
- The Kraft Heinz Company
- Mondelēz International, Inc.

- PepsiCo, Inc.
- The Procter & Gamble Company
- Reckitt Benckiser Group plc
- Unilever PLC

Compensation data are collected for these companies for all of our three primary compensation components (base salary, annual incentive pay and long-term incentive pay), both individually and in the aggregate, as well as for indirect compensation elements such as perquisites and retirement benefits.

Information about our performance relative to the Comparison Group can be found on page 30.

Compensation Components

Compensation Mix

Our executive compensation programs consist of the following three primary components:

Base salary	Annual incentives	Long-term incentives
	Payable in the form of cash bonuses	Payable in the form of PBRSUs, stock options and time-based RSUs

In allocating target compensation among these three components, the P&O Committee seeks to provide reasonable and competitive levels of fixed compensation (i.e., salary), while emphasizing incentive compensation that varies based on overall Company or business unit performance and/or the performance of our Common Stock. Accordingly, as the following chart illustrates, base salaries for the Named Officers other than Mr. Wallace represented approximately 20% to 25% of the three compensation components noted above, and incentive compensation, consisting of annual and long-term, represented approximately 75% to 80% at target, while the base salary for Mr. Wallace represented 10% of the three components noted above and incentive compensation represented 90% at target. The target compensation mix for Mr. Wallace reflects the P&O Committee's belief that a larger portion of his compensation should be variable and tied to our financial and stock price performance.

NAMED OFFICERS' TARGET COMPENSATION MIX



* Mr. Grant's 2025 base salary, 2025 target annual incentive and 2026 target long-term incentives are included in the above chart since he joined the Company in June 2025 and will fully participate in our long-term incentive compensation programs starting in 2026.

The target mix between annual incentive pay and long-term incentives is determined based on competitive practice and our desire to focus, first, on long-term performance and shareholder value and, second, on annual performance. Within the long-term incentive category, the Named Officers are eligible to receive a mix of stock options, time-based RSUs and PBRSUs, which serve different but complementary purposes, as described in further detail on page 40. Our compensation philosophy and competitive practice also drive determinations about total target compensation levels for the Named Officers.

In addition to the three primary components of compensation discussed above, we provide Mr. Wallace with the use of a Company car and driver for security and efficiency purposes, the value of which is included in note 6 to the Summary Compensation Table. Any personal income taxes due as a result of this perquisite are Mr. Wallace's responsibility. In connection with his hiring, Mr. Grant received a transition allowance of $1,500,000 and will receive assistance with his income tax return preparation from the Company's global mobility tax partner for tax years 2025 and 2026, as discussed in note 7 to the Summary Compensation Table. Any personal income taxes due as a result of these perquisites are Mr. Grant's responsibility.

The compensation and benefits payable to the Named Officers in the event of retirement, severance and change in control are described on pages 51 to 57. Subject to eligibility requirements, the Named Officers participate in the same retirement programs that are available to other U.S. employees, with supplemental benefits provided to make up for benefits under certain plans that cannot be provided as a result of the application of certain limits under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Messrs. Tsourapas and Wallace, who participate in the Colgate-Palmolive Company Employees' Retirement Income Plan (the "Retirement Plan"), receive pension benefits determined under the PRA formula as described in "Retirement Plans." Ms. Daniels and Messrs. Grant and Sutula are not participants in the Retirement Plan and instead participate only in our defined contribution plans. Our severance program is designed to provide participants with reasonable compensation if their employment is terminated in the event of a change in control or at the Company's convenience (i.e., involuntary termination without cause). The potential payments and benefits under these various programs did not influence the decisions discussed in the balance of this CD&A regarding the setting of salary, annual incentives and long-term incentives for the Named Officers since these programs serve very different purposes.

Base Salary

Base salaries for the Named Officers and all other employees are based on established salary ranges for each grade level. The CEO's salary is set independently by the P&O Committee, without the involvement of the CEO. The P&O Committee reviews salaries for the other Named Officers based on recommendations from the Global Human Resources function and the CEO in accordance with the established salary ranges and guidelines described below.

Since base salaries are designed to provide a reasonable, competitive level of fixed compensation, the mid-point of each salary range is based on the median pay level for similar jobs at companies in the Comparison Group. Salaries above the median are available for key contributors to our success. Setting salaries in the median range or above mitigates pressure that might otherwise exist to support short-term focused or higher-risk business strategies if fixed compensation were set materially below market rates.

Decisions regarding where in the range a particular individual's salary should be and whether their salary should be increased during the year are based on the following factors:

- Our annual salary budget guidelines;
- Company or business unit performance, as applicable;
- Assumption of new responsibilities;
- Data from the Comparison Group; and
- Individual performance, elements of which include:
  - the individual's ability to translate our key priorities into specific strategies applicable to their function, to communicate those strategies clearly and effectively and, working with their team, to deliver results against those strategies to help us achieve our performance objectives and strategic initiatives; and
  - other performance measures, such as the successful launch of innovative new products, increases in market share of Company products, geographic expansion and increases in productivity.

The Named Officers are experienced executives and key contributors to our success. In 2025, salaries for the Named Officers other than Mr. Wallace were in the upper quartile of salaries for similar jobs in the Comparison Group, based on the most recent data available to us. Mr. Wallace's salary is at the median for CEOs in the Comparison Group.

Annual Incentives

Award Opportunities

Annual incentive awards are awarded under a stockholder-approved plan. Cash bonuses are designed to reward performance over a one-year period against one or more pre-established performance measures set by the P&O Committee at the beginning of the year. Awards are determined by the P&O Committee based on achievement against the designated goals early in the following year when our audited financial results are available. In addition, the P&O Committee has discretion to adjust calculated awards upward or downward, subject to award limits established by the P&O Committee at the time the performance measures were set.

The Named Officers are each assigned a bonus award opportunity, which is based on salary grade level, expressed as a percentage of year-end base salary and generally set near the median of the Comparison Group. Assigned award opportunities are established for each Named Officer to ensure that the portion of annual cash compensation (i.e., salary plus cash bonus) that is based on performance increases with the level of responsibility. For 2025, the Named Officers' assigned award opportunities and award maximums, which are equal to 200% of the assigned award opportunities, were as follows:

	Assigned Award Opportunity	Maximum Award Opportunity
Noel Wallace	175% of base salary	350% of base salary
Stanley J. Sutula III*	111% of base salary	222% of base salary
Jennifer M. Daniels	80% of base salary	160% of base salary
Shane Grant	115% of base salary	230% of base salary
Panagiotis Tsourapas*	91% of base salary	182% of base salary

* For Messrs. Sutula and Tsourapas, the assigned award opportunities shown in this table reflect a blended rate for full year 2025 as a result of the increase to their respective assigned award opportunities each received at the time of their mid-year promotions.

The annual cash bonuses for 2025 for the Named Officers were subject to a 10% downward adjustment if certain key global ethics and compliance objectives were not met. These ethics and compliance objectives were achieved in 2025 and therefore no downward adjustment was applied.

Performance Measures and Bonus Payouts

Financial Measures (80%)
80% of the 2025 cash bonuses for the Named Officers were based on financial performance measures, namely Base Business Earnings Per Share and organic sales growth, in each case as reported in our 2025 financial results. The organic sales growth measure was selected to drive our growth strategy and reflect the underlying momentum of our business. The earnings per share measure was selected to create a strong focus on our overall profit goal and its underlying drivers of sales, cost control and financial efficiency.

The earnings per share measure is adjusted for the effects of the following, as applicable: restructuring charges, charges for certain litigation and tax matters, acquisition-related costs, gains and losses from certain divestitures and certain other unusual, non-recurring items. The purpose of the adjustments is to ensure that the measurement of performance reflects factors that management can directly control and that payout levels are not impacted by factors unrelated to the ongoing operation of the business. These adjustments are consistent with the presentation in our public filings in which the impact of these items is discussed separately.

The P&O Committee established annual bonus targets in March 2025 consistent with our publicly-announced guidance for 2025 and based on our 2025 plan to continue to deliver organic sales growth and consistent, compounded earnings per share growth through increasing household penetration, improving brand health and investing behind our strategic priorities. Given the macroeconomic and market conditions at the time the targets for the annual bonus award were set, the target goals were designed to be challenging but achievable, with payout levels intended to encourage strong, focused performance in a difficult operating environment characterized by continuing foreign exchange and geopolitical volatility, high interest rates and macroeconomic uncertainty. At the time the targets were established, the timing, scope and scale of potential U.S. and reciprocal international tariffs remained highly uncertain, particularly as a result of the global footprint of the Company's supply chain. To ensure the annual incentive program remained focused on operational excellence rather than developments in trade relations outside of the Company's control, when setting the annual bonus targets the P&O Committee specifically reserved the right to adjust the calculation of the performance measures for extraordinary events, including the possible positive or negative impact of tariffs not yet announced when the targets were set. We take into account the budget for our share repurchase program when setting our earnings per share targets, and no decisions about share repurchase plans are tied to an attempt to influence compensation results.

In light of lower category growth expectations and macroeconomic volatility, the 2025 organic sales growth target percentage was set slightly lower than the 2024 target percentage (but still required positive absolute year-over-year organic sales growth), consistent with our publicly announced organic sales growth goal for 2025. The uncertain market conditions also led the P&O Committee to set the 2025 organic sales growth target as a range, rather than a single number.

In 2025, the performance required to receive threshold, target and maximum payouts for each of the two financial components, and the payout relative to the Comparison Group that overall performance at each level would represent for the Named Officers, were as follows:

	Weight	Threshold	Target	Maximum
Base Business Earnings Per Share	40%		ADJUSTED RESULT: $3.75	
		$3.38	$3.63 - $3.68	$3.86
Organic Sales Growth	40%	RESULT: 1.4%		
		1.0%	3.0% - 4.0%	6.5%
Strategic Initiatives	20%		*See discussion below*	
Payout Relative to the Comparison Group		Below 10th percentile	59th to 81st percentile	75th to above 90th percentile

If Base Business Earnings Per Share was less than $3.38 or organic sales growth was less than 1.0%, no annual bonus would be paid with respect to that component. To the extent performance on either performance measure fell between two applicable values, the applicable payout percentage would be interpolated on a linear basis.

The Company's reported 2025 Base Business Earnings Per Share was $3.69. In February 2026, the P&O Committee, in consultation with FW Cook and consistent with the intent set forth at the beginning of the performance year, exercised its discretion to increase 2025 Base Business Earnings Per Share when calculating the annual bonus by $0.06 to $3.75 to account for the significant impact of tariffs that were outside of management's control and not known at the time the original target was set.

Strategic Initiatives (20%)

The remaining 20% of the 2025 annual cash bonuses for the Named Officers was determined based on our progress on certain strategic initiatives, measured by considering our overall performance during 2025 on accelerating innovation, driving superior consumer experience, supporting our culture of inclusion and progressing our sustainability initiatives. The strategic measure was selected to further align compensation with our strategic priorities to focus on impactful, premium innovation, ensure consumers receive a superior experience with our brands on store shelves, foster a culture where everyone feels they belong and integrate sustainability into our business. Targets for our innovation measures are consistent with our strategic plan and are designed to be challenging but achievable and to encourage strong performance relative to external benchmarks, but are not specifically disclosed due to competitive sensitivity.

The strategic measure was payable at 25% for threshold performance, 100% for target performance and 200% for maximum performance, as determined by the P&O Committee. However, in the event our performance on either of the two financial performance measures discussed above was below the threshold level, the strategic measure would be capped at 100%.

The chart below shows the performance considered by the P&O Committee during its assessment of our 2025 performance against the strategic goals.

Goal	Measure	Assessment
Innovation	Our revenue from new products	Met our goal
	Our incremental net sales coming from innovation	Met our goal
Superior Consumer Experience	Our performance on on-shelf quality audits	At 97.7%, met our goal of 98% and exceeded last year's performance
Culture of Inclusion	Our progress in building a culture of inclusion and belonging	Exceeded our goals, maintaining last year's high result and achieving top quartile of the market benchmark
Sustainability	Our progress towards making all our packaging recyclable, reusable or compostable	At 96%, was within our 2025 target range

Based on our solid performance against our goals of accelerating innovation, driving superior consumer experience, supporting our culture of inclusion and progressing our sustainability initiatives detailed above, the P&O Committee determined that the strategic measure should pay out at 110% of target.

Based on strategic measure performance of 110%, adjusted Base Business Earnings Per Share of $3.75 and organic sales growth of 1.4%, the P&O Committee approved bonus awards for the Named Officers at 93.6% of their assigned award opportunities. The annual cash bonus for Mr. Wallace equaled 163.7% of his year-end salary, for Mr. Sutula equaled 103.8% of his year-end salary, for Ms. Daniels equaled 74.8% of her year-end salary, for Mr. Grant equaled 107.6% of his year-end salary and for Mr. Tsourapas equaled 85.0% of his year-end salary.

Long-term Incentives

Overview

Our long-term incentive compensation, all of which is granted in the form of equity, is designed to focus the Named Officers and other Company executives on increasing shareholder value and to incentivize their contribution to our long-term growth and performance. All three types of long-term incentives for the Named Officers are used to balance and support the key principles discussed on page 33.



NAMED OFFICERS' LONG-TERM INCENTIVES MIX



| 50% | 30% | 20% |

■ PBRSUs   ■ Stock Options   ■ Time-Based RSUs

Because their value is solely dependent on appreciation in stock price, stock options strongly support the objectives of ensuring that pay is aligned with changes in shareholder value and creating commonality of interest between the Named Officers and stockholders. Time-based RSUs similarly align the interests of our Named Officers with those of our stockholders because their value increases or decreases as our stock price changes. The use of PBRSUs ensures that the amount of long-term incentive compensation granted is tied directly to both relative increases in shareholder value and the achievement of critically important multi-year financial performance objectives. Due to the multi-year performance and/or vesting periods, all of our long-term incentives support the goal of retaining the Named Officers and other key executives.

Consistent with our longstanding practice of encouraging stock ownership throughout the organization to reward employees for the long-term value they create and to align management and stockholder interests, long-term equity grants are the largest component of target direct compensation for the Named Officers. With the exception of Mr. Wallace, whose long-term incentives are targeted above the median as described on pages 34 to 35, following a review of the practices of the Comparison Group, long-term incentives are generally targeted near the median of the Comparison Group, with above-median awards available based on superior performance and below-median awards available based on performance below expectations.

In 2025, our annual stock option and RSU utilization for all awards was 0.35% of outstanding stock, placing us at the 62nd percentile of the Comparison Group based on available market data.

Stock Options and Time-Based Restricted Stock Units

Overview

The number of stock options and time-based RSUs granted to individual executives is determined based on guidelines set for each salary grade level. Established annually, the stock option and time-based RSU guidelines are determined based on a review of market data and share usage. Actual awards may vary from such guidelines based on a qualitative assessment of factors similar to those used to determine salary, including each individual's performance, the performance of the business unit or function for which they are responsible and the assumption of new job responsibilities. (See discussion of salary on page 37.) As with other compensation decisions, in the case of the CEO, the P&O Committee makes such assessment with the participation and concurrence of the other independent directors of the Board and considering advice from its independent consultant, FW Cook. In the case of the other Named Officers, the P&O Committee reviews and approves awards taking into account the recommendations of the Global Human Resources function and the CEO.

Stock Option and Time-Based RSU Grants

During 2025, the stock option and time-based RSU grants to the Named Officers were at our guideline award level except for Mr. Grant, who received a lesser award due to his joining the Company mid-year. See columns (i) and (j) of the Grants of Plan-Based Awards Table for the number of time-based RSUs and stock options, respectively, granted to the Named Officers in 2025. Mr. Wallace's awards for 2025 were 196,047 stock options and 28,314 time-based RSUs, both consistent with the pre-established guideline. Mr. Grant also received a replacement equity award in recognition of the forfeiture of equity awards from his prior employment of 90,000 time-based RSUs. See page 35 for more details about the terms of Mr. Grant's replacement equity award.

Stock Option Terms

Stock options vest in equal annual installments over three years, the exercise price of the stock options is equal to the closing price of our Common Stock on the date of grant and the term of the stock options is eight years. Unvested stock options are forfeited if the recipient terminates their employment, other than through retirement, death or disability. For more information regarding the effect of various types of termination of employment on the vesting of stock options, see page 55.

Time-Based RSU Terms

Time-based RSU awards vest in equal annual installments over three years and are distributed as shares of Common Stock upon vesting. Unvested awards are forfeited if the recipient terminates their employment, other than through retirement, death or disability. For more information regarding the effect of various types of termination of employment on the vesting of time-based RSUs, see page 55. Recipients of time-based RSU awards do not have voting rights or receive dividends until the awards vest. During the vesting period, dividend equivalents in the form of additional RSUs accrue at the same rate that dividends are paid on our Common Stock, to be distributed as shares together with the underlying award.

Performance-Based Restricted Stock Unit Awards

Awards

Under our Growth Performance Plan, executives, including the Named Officers, receive PBRSUs at the beginning of each three-year performance cycle.

Each year, at the beginning of a three-year performance cycle, the P&O Committee approves a set of performance goals and a target award expressed in dollars, which is converted into PBRSUs by dividing the dollar value by the closing price of our Common Stock on the grant date. The number of PBRSUs that are earned and vest at the end of the performance period will be determined based on our performance against the pre-established performance goals. The PBRSUs will vest, to the extent earned, following the conclusion of the three-year performance period when actual performance is known and certified by the P&O Committee and shares of Common Stock are delivered in respect of the earned PBRSUs following vesting. In addition, the P&O Committee has discretion to adjust earned awards upward or downward, subject to award limits established by the P&O Committee at the time the performance measures were set.

For the 2025-2027 performance cycle, Mr. Wallace's target award was 65,906 PBRSUs and the target award for each of the other Named Officers (other than Mr. Grant) ranged from 10,689 PBRSUs to 16,061 PBRSUs. All such target awards were granted in March 2025. Mr. Grant, who joined the Company in June 2025, did not receive a target award for the 2025-2027 performance cycle. Depending upon performance against the pre-established measures discussed below, including the modifier based on total shareholder return relative to peers, the number of PBRSUs that can be earned ranges from zero, if performance falls below a certain level, to a maximum of 250% of the target number of PBRSUs. The actual value of the payout from the PBRSUs will be determined in 2028 and will depend upon achievement of the performance goals as well as the price of our Common Stock at the time of vesting.

Performance Measures

The performance measures used for the 2025-2027 performance cycle are described below.

Performance Measure	Weight	Threshold	Target	Maximum
Average organic sales growth relative to the Comparison Group over the three-year performance period	50%	25th Percentile	50th Percentile	Highest Percentile
Average Base Business Net Income growth relative to the Comparison Group over the three-year performance period*	30%	25th Percentile	50th Percentile	Highest Percentile
Average Free Cash Flow Productivity over the three-year performance period	20%	75%	95%	110%

* We adjust net income in our audited financial statements for the effects of the following, as applicable: restructuring charges, charges for certain litigation and tax matters, acquisition-related costs, gains and losses from certain divestitures and certain other unusual, non-recurring items. For purposes of this Proxy Statement, this is referred to as "Base Business Net Income." Comparable adjustments are also made to net income of the companies in the Comparison Group for purposes of determining relative performance.

If performance on any of the performance measures is below the threshold level, no PBRSUs would be earned with respect to that component. To the extent performance on any of the performance measures falls between two applicable values, the applicable payout percentage would be interpolated on a linear basis.

These measures were chosen based on our view that together they will drive sustainable profitable growth while reflecting the underlying momentum and strong fundamentals of our business and our ability to generate cash to satisfy current and future obligations, reinvest in business-building activities and return value to stockholders. The measures are primarily based on our performance relative to peers to ensure focus on delivering peer-leading performance, no matter the marketplace conditions.

The Growth Performance Plan also includes a total shareholder return modifier to further link awards to the stockholder experience and hold management accountable for outperforming peers. The number of PBRSUs earned following completion of the 2025-2027 performance cycle may increase or decrease by up to 25% based on our total shareholder return, defined as stock price appreciation (calculated using trailing 20-day average closing stock prices) plus dividends paid, relative to the Comparison Group over the same three-year period, as follows:

Company's TSR Relative to Comparison Group	Award Modifier
≥75th percentile	+25%
61st – 74th percentile	+10%
40th – 60th percentile	0
26th – 39th percentile	-10%
≤25th percentile	-25%

In the event our total shareholder return over the performance period is negative, no participant would be eligible to earn more than the target number of PBRSUs, even if our performance on the other performance measures would otherwise entitle them to a higher payout.

Performance Cycles Status

The status of our just completed and in-progress performance cycles is described below.



Performance Period and Measures	Performance Levels	Status
2023-2025		
50% relative organic sales growth	RESULT: 82nd 25th percentile / 50th percentile / Highest percentile	• Results were certified in February 2026 • Total shareholder return was at the 69th percentile relative to the Comparison Group, which increased the payout by 10% • Based on the above performance, the PBRSUs paid out at 190.3% of target
30% relative Base Business Net Income growth	RESULT: 85th 25th percentile / 50th percentile / Highest percentile	
20% Free Cash Flow Productivity	RESULT: 115.7%* 75% / 95% / 110%	
2024-2026		
50% relative organic sales growth	25th percentile / 50th percentile / Highest percentile	• Based on performance achieved through December 31, 2025, payout would be between the target and maximum levels. Performance over the remaining year of the performance period will determine the actual number of shares earned, if any • Results will be certified in February 2027, including applying the total shareholder return modifier
30% relative Base Business Net Income growth	25th percentile / 50th percentile / Highest percentile	
20% Free Cash Flow Productivity	75% / 95% / 110%	
2025-2027		
50% relative organic sales growth	25th percentile / 50th percentile / Highest percentile	• Based on performance achieved through December 31, 2025, payout would be between the target and maximum levels. Performance over the remaining two years of the performance period will determine the actual number of shares earned, if any • Results will be certified in February 2028, including applying the total shareholder return modifier
30% relative Base Business Net Income growth	25th percentile / 50th percentile / Highest percentile	
20% Free Cash Flow Productivity	75% / 95% / 110%	

* Free Cash Flow Productivity for 2023-2025 was 133.6%. However, our Free Cash Flow Productivity was impacted in 2025 by goodwill and intangible assets impairment charges and in each of 2025 and 2023 by charges related to an ERISA litigation matter. These non-cash charges had the effect of reducing the Company's 2025 and 2023 GAAP net income (the denominator used to calculate Free Cash Flow Productivity) but did not impact free cash flow before dividends (the numerator), thus resulting in higher Free Cash Flow Productivity than the Company would otherwise have achieved in 2025 and 2023. Therefore, the P&O Committee adjusted net income for these charges in order to eliminate the impact of these charges on the Free Cash Flow Productivity measure, resulting in Free Cash Flow Productivity for 2025 and 2023 of 116.9% and 114.0%, respectively, and for the 2023-2025 performance period of 115.7%.

PBRSU Terms

To the extent earned, the PBRSUs granted under the Growth Performance Plan vest upon certification of the performance results in February of the year following completion of the performance period (in 2028 for the 2025-2027 performance cycle) and are distributed as shares of Common Stock as soon as administratively practicable thereafter. Awards are forfeited if the recipient terminates their employment, other than through retirement, death or disability, prior to the end of the performance period. If a recipient retires, dies or becomes disabled during the performance period (provided they remained employed for at least the first six months of the performance period), they are eligible to earn PBRSUs on a pro rata basis at the conclusion of the performance period reflecting the proportion of the performance period for which they were employed. For more information regarding the effect of various types of termination on the vesting of PBRSUs, see page 55. Recipients of PBRSUs do not have voting rights or the right to receive dividends until they are distributed as shares of Common Stock.

Compensation Governance Features

Equity Grant Policies and Practices

We grant annual equity awards at the same predetermined times each year, at regularly scheduled P&O Committee meetings in the first and third quarters. Equity awards for new hires or newly promoted employees or special awards for recognition or retention purposes are generally made on a monthly basis. All awards are granted under a stockholder-approved plan, the grant date of any award is no earlier than the date on which such award is approved and the grant price of any award is never less than the closing price of our Common Stock on the date of grant. We do not grant equity awards in anticipation of the release of material nonpublic information, nor do we time the public release of such information based on equity award grant dates. It is our policy to not grant stock options or similar awards during the four business days prior to or one business day following an earnings announcement or filing of a periodic report on Form 10-Q or Form 10-K. These restrictions do not apply to RSUs or other types of equity awards that do not include an exercise price related to the market price of our Common Stock on the date of grant.

Stock Ownership and Retention Requirements

To further align the interests of our officers with those of our stockholders and ensure a long-term perspective, the Board has established minimum stock ownership guidelines for members of senior management. The CEO is required to own Company stock equal in value to eight times his annual salary, and the other Named Officers must hold Company stock equal in value to four times their annual salaries. Other senior managers are subject to ownership requirements of one or two times their annual salaries. Executives have five years from their initial promotion into an eligible position to achieve required ownership levels and neither unexercised stock options nor unearned PBRSUs are counted for purposes of determining whether the ownership requirements have been met. Additionally, until they have achieved their required ownership level, officers are required to retain 100% of the net after-tax shares of Common Stock received upon the vesting of any RSU award (including PBRSU awards). Compliance with the ownership requirements is evaluated on an annual basis. All Named Officers are in compliance with this policy.

Insider Trading Policy and Prohibition on Hedging and Pledging of Company Stock

The Board has adopted an insider trading policy that governs purchases, sales and other dispositions of Company securities by our directors, officers and employees, as well as by the Company itself. The policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. Among other things, the insider trading policy prohibits those subject to the policy from engaging in transactions in Company securities while aware of material nonpublic information about the Company.

The insider trading policy also prohibits our directors, officers and employees who receive stock-based compensation from purchasing any financial instrument that is designed to hedge against or offset any decrease in the value of Company securities, such as short sales and put and call options, and strongly discourages all other employees from entering into such transactions. In addition, we prohibit our directors and officers from pledging Company securities. During 2025, all of the Named Officers were in compliance with both the anti-hedging and anti-pledging policies.

A copy of our insider trading policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2024.

Clawback Policies

In accordance with NYSE listing standards, the Board has adopted a mandatory clawback policy that requires us to recoup excess incentive compensation paid to our executive officers as a result of a financial restatement, regardless of any misconduct or fault on the part of the executive officer. We also continue to maintain a broader, discretionary clawback policy that permits us to recoup cash and equity incentive compensation (both time-based and performance-based) made to our executive officers and other executives subject to the policy in the event of a financial restatement or if the executive engaged in conduct that violates our Code of Conduct. In addition, our equity award agreements include non-competition, non-solicitation and non-interference restrictions in the event of an employee's departure from the Company. Failure to comply with any of these requirements may result in forfeiture and/or cancellation of equity awards.

Advisory Vote on Executive Compensation

Our executive compensation program received substantial stockholder support and was approved, on an advisory basis, by 91.4% of stockholders voting on the proposal at the 2025 Annual Meeting of Stockholders. The P&O Committee believes that this result reflects the stockholders' support for the compensation decisions made by the P&O Committee for our Named Officers. See **pages 24 to 25** for information regarding our stockholder engagement efforts on compensation and other matters.

Conclusion

In summary, the P&O Committee believes in aligning pay and performance. Thus, its approach to executive compensation is guided by the principle that executives should have the potential for increased compensation when performance objectives are exceeded, provided that compensation decreases if performance objectives are not met.

P&O Committee Report

The P&O Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis and, based on such review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the year ended December 31, 2025 and this Proxy Statement.

The foregoing P&O Committee report has been submitted by the members of the P&O Committee: John P. Bilbrey (Chair), Steven A. Cahillane, C. Martin Harris, Kimberly A. Nelson and Brian O. Newman.

Summary Compensation Table

The following table shows the compensation of our Named Officers for 2025, 2024 and 2023.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)[1] (d)	Stock Awards ($)[2] (e)	Option Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($) (j)
Noel Wallace	2025	1,500,000	—	8,005,152	3,570,016	2,455,950	58,209	888,869	16,478,196
Chairman, President	2024	1,500,000	—	7,893,014	3,300,014	4,567,500	56,182	918,154	18,234,864
and Chief Executive Officer	2023	1,475,000	—	6,863,950	3,075,008	4,725,000	52,764	929,862	17,121,584
Stanley J. Sutula III	2025	1,097,759	—	2,070,858	1,050,007	1,193,261	—	252,414	5,664,299
Chief Financial Officer	2024	1,007,513	—	2,080,962	870,009	1,772,152	—	203,942	5,934,578
	2023	959,750	—	1,941,996	870,008	1,754,316	—	163,589	5,689,659
Jennifer M. Daniels	2025	952,706	—	1,298,310	579,005	718,393	—	222,363	3,770,777
Chief Legal Officer	2024	921,815	—	1,384,831	579,002	1,297,131	—	170,426	4,353,205
and Secretary	2023	880,098	—	1,292,516	579,013	1,284,077	—	196,001	4,231,705
Shane Grant	2025	592,308	500,000	8,409,910	450,006	1,183,534	—	788,354	11,924,112
Chief Operating Officer, Americas[7]									
Panagiotis Tsourapas	2025	1,001,812	—	1,312,348	600,001	871,760	4,843	288,797	4,079,561
Chief Operating Officer,	2024	947,215	—	1,384,831	579,002	1,332,872	4,702	231,069	4,479,691
Eur., APac, Afr/Eur, Skin and Global Cust. Dev.	2023	908,543	—	1,292,516	579,013	1,319,458	4,404	280,998	4,384,932

NOTES TO THE SUMMARY COMPENSATION TABLE

[1] **Bonus.** Except as described in note 7 below, cash bonuses are awarded based on specific pre-established performance measures and therefore are reported in column (g) under Non-Equity Incentive Plan Compensation.

[2] **Stock Awards.** The amounts reported in this column reflect the aggregate grant date fair value of annual time-based RSU awards made to each Named Officer in the years reported under the stockholder-approved 2019 Plan. The value of these RSU awards is based on the fair market value (which is the closing stock price) of our Common Stock on the date of grant. For more information regarding these awards, including their terms and conditions, see pages 40 to 41 of the CD&A and the Grants of Plan-Based Awards Table.

For the Named Officers other than Mr. Grant, the amounts reported in this column also reflect the aggregate grant date fair value of PBRSUs granted to each of them in the years reported pursuant to our Growth Performance Plan under the stockholder-approved 2019 Plan. These PBRSUs may be earned and, if earned, will vest in shares of Common Stock to the extent the pre-established performance measures are met over the three-year performance cycle starting in the year of grant. Since these awards are subject to future performance conditions, the aggregate values at the grant date reflected in this column for those awards were based on the probable outcome of those conditions at the grant date, consistent with applicable accounting guidance. For a description of how the aggregate grant date fair value of the PBRSUs was calculated, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025. The below table provides the aggregate value of the PBRSUs for the 2025-2027 performance cycle at the grant date at the threshold, target and maximum performance levels. The actual value of the PBRSUs at the time of payout will depend upon achievement of the performance measures as well as the price of our Common Stock at the time of vesting. For more information regarding these awards and the program under which they were made, including the terms and conditions and applicable performance measures, see pages 41 to 43 of the CD&A and the Grants of Plan-Based Awards Table.

| Named Officer | 2025-2027 PBRSUs | | |
	Value at Threshold Level ($)[a]	Value at Target Level (Reported in Column (e) above) ($)[a]	Value at Maximum Level ($)[a]
Noel Wallace	562,542	5,625,077	11,250,154
Stanley J. Sutula III	137,072	1,370,806	2,741,613
Jennifer M. Daniels	91,239	912,306	1,824,612
Shane Grant	—	—	—
Panagiotis Tsourapas	91,239	912,306	1,824,612

[a] The amount of shares earned at the conclusion of the 2025-2027 performance cycle may increase or decrease by up to 25% based on our total shareholder return relative to the Comparison Group. In addition, in the event our total shareholder return over the performance period is negative, the amount of shares earned would be capped at the target level, even if our performance on the other performance measures would otherwise yield a higher payout.

Since Mr. Grant joined the Company in June 2025, he did not receive PBRSUs pursuant to the Growth Performance Plan for the 2025-2027 performance cycle. The amount reported in this column for Mr. Grant for 2025 instead also reflects the aggregate grant date fair value of time-based RSUs granted to him in June 2025 under the stockholder-approved 2019 Plan to compensate him for awards from his former employer that he forfeited upon joining the Company. The value of these time-based RSUs is based on the fair market value (which is the closing stock price) of our Common Stock on the date of grant. For more information regarding this award, including its terms and conditions, see page 35 of the CD&A and the Grants of Plan-Based Awards Table.

[3] **Option Awards.** This column reflects the aggregate grant date fair value of annual stock option awards granted to each Named Officer in the years reported under the stockholder-approved 2019 Plan. The estimated value of stock options is calculated using the Black-Scholes model. For a description of the assumptions used to calculate the amounts, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025. For more information regarding these awards, including their terms and conditions, see pages 40 to 41 of the CD&A and the Grants of Plan-Based Awards Table.

[4] **Non-Equity Incentive Plan Compensation.** This column reflects the cash bonuses earned by the Named Officers under the stockholder-approved 2019 Plan based on one or more pre-established performance measures, as discussed more fully on pages 37 to 40 of the CD&A. These bonuses were awarded and paid after audited financial results for the years for which performance was measured were known early in the following year. See the Grants of Plan-Based Awards Table for more information regarding 2025 bonuses.

[5] **Change in Pension Value.** This column reflects (i) for Messrs. Tsourapas and Wallace, the aggregate change in the actuarial present value of their accumulated benefit under the Retirement Plan and the Colgate-Palmolive Company Supplemental Salaried Employees' Retirement Plan (the "Supplemental Retirement Plan") from December 31, 2024 to December 31, 2025, December 31, 2023 to December 31, 2024 and December 31, 2022 to December 31, 2023, as applicable, reflecting additional interest credited to their plan accounts as described on page 51 and (ii) for Mr. Wallace, above-market interest earned during those periods ($1,583 in 2025) under the Colgate-Palmolive Company Supplemental Savings and Investment Plan (the "Supplemental Savings & Investment Plan"), as described on page 53. None of the Named Officers except Mr. Wallace earned above-market interest under the Supplemental Savings & Investment Plan. Ms. Daniels and Messrs. Grant and Sutula are not participants in the Retirement Plan or Supplemental Retirement Plan and instead participate only in our defined contribution plans so no amounts are shown for any of them in this column.

[6] **All Other Compensation.** The amounts shown in this column are paid pursuant to programs available either to all U.S. employees generally or to a broad group of management employees, except as specifically noted in the footnotes below. The dollar amounts paid under each such program and the value of perquisites and other personal benefits granted to the Named Officers in 2025 were:

Named Officer	Company Contributions to Savings & Investment 401(k) Plan ($)[a]	Company Allocations to Supplemental Savings & Investment Plan ($)[b]	Value of Company-Paid Life Insurance Premiums ($)	Perquisites and Other Personal Benefits ($)[c]
Noel Wallace	39,375	755,525	3,456	90,513
Stanley J. Sutula III	35,875	214,192	2,347	—
Jennifer M. Daniels	39,375	180,485	2,503	—
Shane Grant	20,125	16,962	1,267	750,000
Panagiotis Tsourapas	39,375	246,912	2,510	—

[a] This column reflects Company contributions (including profit-sharing, matching and retirement contributions) to the Named Officers' accounts under the Colgate-Palmolive Company Employees Savings and Investment Plan (the "Savings & Investment Plan"), a broad-based employee stock ownership and 401(k) plan available generally to all U.S. employees. The amounts shown represent the value of such contributions at the time of allocation to the Named Officers' accounts.

[b] This column reflects Company allocations to the Supplemental Savings & Investment Plan, a plan available to U.S. employees who are not able to receive the full Company matching or retirement contributions under the Savings & Investment Plan due to Internal Revenue Service ("IRS") or Savings & Investment Plan rules. Amounts allocated by the Company to the Named Officers' and other employees' accounts under this plan are equal only to the amount of the Company contributions that cannot be made to the Savings & Investment Plan due to these IRS or Savings & Investment Plan rules.

[c] This column consists of the incremental cost to the Company of the personal use of a car and driver by Mr. Wallace, valued as a proportionate amount of the cost of the annual lease, driver and related operating expenses. We provide Mr. Wallace with this perquisite for security and efficiency purposes, and any income taxes due as a result of this perquisite are the responsibility of Mr. Wallace. This column also consists of a transition allowance provided to Mr. Grant in connection with his hiring, as discussed in further detail in note 7 below.

[7] Mr. Grant was elected Chief Operating Officer, Americas effective June 16, 2025. In connection with his hiring, he received a one-time sign-on bonus of $1,000,000 and a transition allowance of $1,500,000 to compensate him for certain benefits he relinquished upon his departure from his former employer, in each case payable in two equal installments, the first coincident with the commencement of his employment and the second on June 16, 2026. Income taxes due as a result of these payments are the responsibility of Mr. Grant. These compensatory arrangements were negotiated at arm's length at a level appropriate to attract external talent.

Grants of Plan-Based Awards

The following table shows information in accordance with SEC requirements about the non-equity incentive awards, stock option, PBRSU and time-based RSU awards that are reflected in the Summary Compensation Table for 2025 and that were granted to the Named Officers either during, or with respect to services rendered in, 2025.

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Estimated Possible Payouts Under Equity Incentive Plan Awards[2] Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3] (i)	All Other Option Awards: Number of Securities Underlying Options (#)[4] (j)	Exercise Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)[5] (l)
Noel Wallace	3/20/25				6,591	65,906	131,812				5,625,077
	9/11/25							28,314			2,380,075
	9/11/25								196,047	84.06	3,570,016
	2/23/26	131,250	2,625,000	5,250,000							
Stanley J. Sutula III	3/20/25				1,606	16,061	32,122				1,370,806
	9/11/25							8,328			700,052
	9/11/25								57,661	84.06	1,050,007
	2/23/26	63,770	1,275,396	2,550,792							
Jennifer M. Daniels	3/20/25				1,069	10,689	21,378				912,306
	9/11/25							4,592			386,004
	9/11/25								31,796	84.06	579,005
	2/23/26	38,392	767,842	1,535,683							
Shane Grant	6/16/25[6]							90,000			8,109,900
	9/11/25							3,569			300,010
	9/11/25								24,712	84.06	450,006
	2/23/26	63,250	1,265,000	2,530,000							
Panagiotis Tsourapas	3/20/25				1,069	10,689	21,378				912,306
	9/11/25							4,759			400,042
	9/11/25								32,949	84.06	600,001
	2/23/26	46,588	931,766	1,863,532							

NOTES TO THE GRANTS OF PLAN-BASED AWARDS TABLE

[1] The amounts shown represent the threshold, target and maximum payouts for annual performance-based cash bonuses under the stockholder-approved 2019 Plan with respect to services rendered in 2025. The threshold amounts represent the potential payout if performance against the pre-established performance measures is at the lowest level resulting in an award being paid, while the target and maximum amounts represent the potential payout if performance against the pre-established performance measures is at target and maximum levels, respectively. The actual amounts awarded are reported in column (g) of the Summary Compensation Table. See pages 37 to 40 of the CD&A for a description of our annual incentive program, including the above-mentioned performance measures.

[2] The amounts shown represent the number of shares the Named Officers are eligible to earn at the threshold, target and maximum levels in connection with the target PBRSUs granted to the Named Officers in March 2025 under the Growth Performance Plan pursuant to the stockholder-approved 2019 Plan for the 2025-2027 performance cycle. The threshold amounts represent the number of shares that would be earned if performance against the pre-established performance measures is at the lowest level resulting in an award being paid, while the target and maximum amounts represent the number of shares that would be earned if performance against the pre-established performance measures is at target and maximum levels, respectively. The awards are also subject to a relative total shareholder return modifier. The aggregate grant date fair value of such awards is included in column (e) of the Summary Compensation Table. As described in more detail on pages 41 to 43 of the CD&A, these PBRSUs provide the Named Officers with an opportunity to earn shares of Common Stock, the amount of which will be determined based on our performance against pre-established performance measures over the three-year performance period from January 1, 2025 to December 31, 2027. Target award opportunities were expressed in dollars and converted into the target number of PBRSUs based on the price of our Common Stock on the date of grant. Since he joined the Company in June 2025, Mr. Grant did not receive a grant of PBRSUs under the Growth Performance Plan in 2025.

[3] Except as described in note 6 to this table, the amounts shown represent annual time-based RSU awards granted in September 2025 under the stockholder-approved 2019 Plan. The aggregate grant date fair value of such awards is included in column (e) of the Summary Compensation Table. These RSUs will vest in equal annual installments over three years.

[4] The amounts shown represent annual stock option awards granted in September 2025 under the stockholder-approved 2019 Plan. The aggregate grant date fair value of such awards is included in column (f) of the Summary Compensation Table. The key terms of our stock options are as follows: (i) the exercise price is equal to the closing price of our Common Stock on the date of grant; (ii) the term is eight years; and (iii) they vest in equal annual installments over three years.

(5) This column shows the grant date fair value of: (i) the unearned PBRSUs granted to the Named Officers in March 2025 under the Growth Performance Plan for the 2025–2027 performance cycle calculated in accordance with accounting guidance; (ii) the time-based RSU awards shown in column (i) of this table calculated based on the fair market value of our Common Stock (which is the closing stock price) on the date of grant; and (iii) the stock option awards shown in column (j) of this table calculated using the Black-Scholes model. For a description of the assumptions used to calculate these amounts, see Note 8 ("Capital Stock and Stock-Based Compensation Plans") to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

(6) The time-based RSU award made to Mr. Grant in connection with his hiring was approved by the P&O Committee on May 27, 2025 with a grant date of June 16, 2025, his first day of employment at the Company. The award was made under the stockholder-approved 2019 Plan on terms negotiated at arm's length with the purpose of compensating him for awards from his former employer that he forfeited upon joining the Company. The aggregate grant date fair value of the award is included in column (e) of the Summary Compensation Table. These RSUs will vest in three annual installments – 45,000 on June 16, 2026, 22,500 on June 16, 2027 and 22,500 on June 16, 2028.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information about stock options, PBRSUs and other RSUs held by the Named Officers as of December 31, 2025.

Name (a)	Option Grant Date	Option Awards[1][2] Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#)[3] Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Stock Awards[1] Number of Shares or Units of Stock That Have Not Vested (#)[4][5] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[6] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[7] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[8] (j)
Noel Wallace	9/12/19	322,042	—	72.29	9/12/27	187,971	14,853,468	256,316	20,254,090
	9/10/20	377,443	—	76.41	9/10/28				
	9/10/21	405,041	—	77.04	9/10/29				
	9/9/22	322,910	—	78.03	9/9/30				
	9/13/23	137,676	68,839	72.83	9/13/31				
	9/12/24	48,565	97,131	106.34	9/12/32				
	9/11/25	—	196,047	84.06	9/11/33				
Stanley J. Sutula III	11/9/20	97,843	—	81.78	11/9/28	53,212	4,204,812	64,946	5,132,033
	9/9/22	75,629	—	78.03	9/9/30				
	9/13/23	38,952	19,477	72.83	9/13/31				
	9/12/24	12,803	25,608	106.34	9/12/32				
	9/11/25	—	57,661	84.06	9/11/33				
Jennifer M. Daniels	9/12/19	22,000	—	72.29	9/12/27	34,500	2,726,190	43,222	3,415,402
	9/10/20	69,938	—	76.41	9/10/28				
	9/10/21	74,820	—	77.04	9/10/29				
	9/9/22	62,543	—	78.03	9/9/30				
	9/13/23	25,924	12,962	72.83	9/13/31				
	9/12/24	8,521	17,042	106.34	9/12/32				
	9/11/25	—	31,796	84.06	9/11/33				
Shane Grant	9/11/25	—	24,712	84.06	9/11/33	94,745	7,486,750	—	—
Panagiotis Tsourapas	9/10/20	69,938	—	76.41	9/10/28	34,660	2,738,833	43,222	3,415,402
	9/10/21	74,820	—	77.04	9/10/29				
	9/9/22	62,543	—	78.03	9/9/30				
	9/13/23	25,924	12,962	72.83	9/13/31				
	9/12/24	8,521	17,042	106.34	9/12/32				
	9/11/25	—	32,949	84.06	9/11/33				

NOTES TO THE OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

(1) For information regarding the treatment of these awards in the event of termination of employment under various circumstances including retirement, see "Executive Severance and Other Termination Benefits—Equity Awards."

(2) The following table contains information about the aggregate value of stock options held by each of the Named Officers as of December 31, 2025. The values shown are calculated based on the difference between the closing price of our Common Stock on December 31, 2025 and the applicable exercise prices.

Named Officer	Value of Unexercised In-the-Money Options at Fiscal Year-End	
	Exercisable ($)	Unexercisable ($)
Noel Wallace	5,126,345	426,113
Stanley J. Sutula III	315,986	120,563
Jennifer M. Daniels	701,129	80,235
Shane Grant	—	—
Panagiotis Tsourapas	553,069	80,235

(3) The stock option awards shown in this column vest as follows:

Named Officer	9/11/26	9/12/26	9/13/26	9/11/27	9/12/27	9/11/28
Noel Wallace	65,349	48,565	68,839	65,349	48,566	65,349
Stanley J. Sutula III	19,220	12,804	19,477	19,220	12,804	19,221
Jennifer M. Daniels	10,598	8,521	12,962	10,599	8,521	10,599
Shane Grant	8,237	—	—	8,237	—	8,238
Panagiotis Tsourapas	10,983	8,521	12,962	10,983	8,521	10,983

(4) The amounts shown in this column and in note 5 below also include, where applicable, dividend equivalents in the form of additional RSUs that have accrued during the applicable vesting period, rounded down to the nearest whole number. Any accrued fractional RSUs are settled in cash and therefore are not included in the amounts shown.

(5) The earned PBRSUs and RSUs shown in this column will vest as follows:

Named Officer	PBRSUs	RSUs								
	2/23/26	6/16/26	9/11/26	9/12/26	9/13/26	6/16/27	9/11/27	9/12/27	6/16/28	9/11/28
Noel Wallace	136,710	—	8,193	7,096	9,873	—	9,501	7,097	—	9,501
Stanley J. Sutula III	38,678	—	2,409	1,870	2,794	—	2,794	1,872	—	2,795
Jennifer M. Daniels	25,742	—	1,327	1,245	1,859	—	1,541	1,245	—	1,541
Shane Grant	—	45,384	1,196	—	—	22,884	1,198	—	22,885	1,198
Panagiotis Tsourapas	25,742	—	1,375	1,245	1,859	—	1,596	1,245	—	1,598

(6) The market value of earned PBRSUs and RSUs that have not vested is calculated based on the closing price of our Common Stock on December 31, 2025.

(7) The PBRSUs shown in this column were granted under our Growth Performance Plan and will vest, subject to achievement of the applicable performance criteria, in February 2027 and February 2028, as shown in the below table. The amounts shown in this column (and in column (j)) reflect the number of shares each of the Named Officers will earn if the maximum level of performance is achieved for the 2024-2026 and 2025-2027 performance cycles (without taking into account the total shareholder return modifier). In the event our total shareholder return over the performance period is negative, the amount of shares earned would be capped at the target level, even if our performance on the other performance measures would otherwise yield a higher payout.

Named Officer	Unearned PBRSUs Under the Growth Performance Plan – Maximum Level	
	2024-2026 Cycle (Vesting in 2027)	2025-2027 Cycle (Vesting in 2028)
Noel Wallace	124,504	131,812
Stanley J. Sutula III	32,824	32,122
Jennifer M. Daniels	21,844	21,378
Panagiotis Tsourapas	21,844	21,378

(8) The market value of unearned PBRSUs that have not vested is calculated based on the closing price of our Common Stock on December 31, 2025.

Option Exercises and Stock Vested

The following table contains information about the number of shares acquired and value realized (including, in the case of RSUs, dividend equivalents in the form of additional RSUs that accrued during the vesting period) during 2025 upon the exercise or vesting of equity awards previously granted to each of the Named Officers.

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)[2] (e)
Noel Wallace	—	—	113,255	11,981,301
Stanley J. Sutula III	—	—	27,261	2,994,413
Jennifer M. Daniels	—	—	21,730	2,236,594
Shane Grant	—	—	—	—
Panagiotis Tsourapas	—	—	21,738	2,249,741

NOTES TO THE OPTION EXERCISES AND STOCK VESTED TABLE

[1] The aggregate dollar amount realized upon the exercise of stock options is calculated based on the difference between the fair market value of our Common Stock on the exercise date and the exercise price of the stock option.

[2] The aggregate dollar amount realized upon the vesting of PBRSUs and RSUs is calculated based on the closing price of our Common Stock on the vesting date of each award. The aggregate dollar amount realized upon the vesting of PBRSUs and RSUs includes the value of any accrued fractional RSUs settled in cash.

Retirement Plans

All Named Officers participate in the Savings & Investment Plan, a defined contribution plan sponsored by the Company generally available to all U.S. employees, as well as the Supplemental Savings & Investment Plan, a plan available to U.S. employees whose benefits under the Savings & Investment Plan are otherwise limited due to IRS or Savings & Investment Plan rules.

Messrs. Tsourapas and Wallace are also participants in and will receive retirement benefits under the Retirement Plan, a broad-based, tax-qualified retirement plan available generally to all U.S. employees who were eligible for the plan as of August 31, 2010, and the Supplemental Retirement Plan, an unfunded non-qualified supplemental plan available to employees whose benefits under the Retirement Plan are subject to certain IRS limits. The Supplemental Retirement Plan provides for payment of the portion of the Retirement Plan benefit that exceeds IRS and Retirement Plan limits. Employees hired after June 1, 2010 are not eligible to participate in the Retirement Plan. Ms. Daniels and Messrs. Grant and Sutula, who joined Colgate-Palmolive in 2014, 2025 and 2020, respectively, are not participants in either the Retirement Plan or the Supplemental Retirement Plan.

Messrs. Tsourapas's and Wallace's Retirement Plan benefits are determined in accordance with the Personal Retirement Account ("PRA") formula. Under the PRA formula, the benefit is payable upon the employee's departure from Colgate-Palmolive at any age and the value is equal to the employee's vested account balance.

PRA formula benefits are determined as follows: On July 1, 1989, an account was established for each eligible person with an opening balance equal to the greater of (i) the value of the pension then accrued under the formula that existed prior to July 1, 1989 and (ii) an amount equal to the sum of the monthly pay-based credits that would have been made to the employee's account had the PRA formula always been in effect. For those initially eligible employees, as well as employees who were hired or became eligible to participate in the Retirement Plan between July 1, 1989 and June 1, 2010, monthly pay-based credits equal to a percentage of the employee's monthly "recognized earnings" accumulated in a PRA account established in the employee's name.

"Recognized earnings" consisted of the higher of (i) the compensation earned by an employee during the previous year and (ii) their annual salary as of January 1 of the year in question plus the annual bonus paid to the employee in the previous year. Recognized earnings did not include the value of equity compensation.

The Retirement Plan was amended effective January 1, 2014 to provide that no additional pay-based credits will be made to PRA accounts after December 31, 2013. This change also applied to the Supplemental Retirement Plan.

Employees who accrued benefits under the PRA formula receive monthly credits for interest in their accounts. Interest credits continue after December 31, 2013. The interest crediting rate for 2025 was 5.32%, which was determined in accordance with the Retirement Plan rules and applicable IRS guidance.

For employees retiring under the PRA formula, benefits earned under the Supplemental Retirement Plan through December 31, 2004 will follow the form of payment elected under the Retirement Plan, and benefits earned after December 31, 2004 will be paid in a lump sum. However, employees may request to have their full retirement benefit under the Supplemental Retirement Plan paid in a lump sum. Such requests may be accepted or denied.

Total annual retirement benefits payable under the Retirement Plan and the Supplemental Retirement Plan are subject to a maximum of 70% of the sum of an individual's base salary at retirement plus cash-based incentive compensation awarded for services rendered in the calendar year immediately preceding retirement. Under the standard form of retirement benefit for a married participant, the employee receives a monthly retirement benefit for life and, upon the employee's death, their spouse is entitled to receive a monthly benefit for life equal to 50% of the employee's benefit. For approximately 150 employees, including the Named Officers who participate in the Retirement Plan, the employee's spouse is entitled to receive an additional monthly amount equal to 25% of the employee's normal monthly retirement benefit for life if the employee dies during retirement or while in active service after attaining early retirement eligibility. However, this benefit is not available to the extent it would cause the total retirement benefit payable to the employee's spouse to exceed 100% of the employee's normal retirement benefit and is not available if a participant elects a lump sum form of payment under the Retirement Plan.

If the participant in question is a "specified employee" under Section 409A of the Internal Revenue Code, there may be a six-month delay in the commencement of Supplemental Retirement Plan distributions, if triggered by the participant's termination or retirement.

Pension Benefits

The following table shows the actuarial present value of each Named Officer's total accumulated benefit as of December 31, 2025 under the terms of the Retirement Plan and the Supplemental Retirement Plan. As described above, Ms. Daniels and Messrs. Grant and Sutula are not participants in the Retirement Plan or the Supplemental Retirement Plan and therefore do not appear in the following table.

Name (a)	Plan Name (b)	Number of Years Credited Service (#)[1] (c)	Present Value of Accumulated Benefit ($)[2] (d)	Payments During Last Fiscal Year ($) (e)
Noel Wallace	Retirement Plan	26.25	582,131	—
	Supplemental Retirement Plan	26.25	513,101	—
			1,095,232	—
Panagiotis Tsourapas	Retirement Plan	3.58	45,320	—
	Supplemental Retirement Plan	3.58	48,349	—
			93,669	—

NOTES TO THE PENSION BENEFITS TABLE

[1] For Mr. Wallace, the years in this column represent the actual years worked by him for Colgate-Palmolive as of December 31, 2013. For Mr. Tsourapas, the years in this column represent the years worked by him for Colgate-Palmolive as of December 31, 2013 during which he was eligible to participate in the Retirement Plan and Supplemental Retirement Plan described above. As noted above, the Retirement Plan and Supplemental Retirement Plan do not take into account service after December 31, 2013.

[2] The amounts shown reflect the value as of December 31, 2025 of the applicable Named Officers' benefits under the PRA formula under the Retirement Plan and Supplemental Retirement Plan described above.

Deferred Compensation Plan

Prior to 2021, eligible employees, including the Named Officers, were able to elect annually to defer a portion of their salary and/or cash bonus under the Colgate-Palmolive Company Deferred Compensation Plan (the "Deferred Compensation Plan"). Under this plan, participants could defer up to 75% of their salary and/or 100% of their cash bonus payable in the following calendar year. At the option of the participant, these amounts could be deferred to a specific date, at least five years from when the compensation was otherwise payable, or until retirement. Effective October 28, 2021, the Deferred Compensation Plan was amended to prohibit new participation and freeze future deferral elections. Prior deferral elections were unaffected by the amendment.

Interest on deferred amounts is credited to the participant's account at the end of each calendar year and compounded annually. Interest accrues at a fixed rate equal to 120% of the Applicable Federal Rate ("AFR") published by the IRS for the year of deferral. Mid- or long-term AFRs are used based on the length of the deferral period elected. Once established at the time of deferral, the same rate remains in effect throughout the entire deferral period.

At the time of deferral, a participant indicated whether they wished to receive the amount deferred in either a lump sum or up to ten annual installments. If the participant in question is a "specified employee" under Section 409A of the Internal Revenue Code, there may be a six-month delay in the commencement of distributions, if triggered by the participant's termination or retirement. Changes to deferral elections and early withdrawals from deferred accounts are only permitted in extreme cases, such as unforeseen financial hardship that is demonstrated to the P&O Committee. Of the Named Officers, only Mr. Wallace previously elected to participate in the Deferred Compensation Plan, and information about earnings on his prior deferrals is included in the Nonqualified Deferred Compensation Table.

Supplemental Savings & Investment Plan

Employees, including the Named Officers, whose earnings exceed IRS limitations on compensation that may be recognized under the Savings & Investment Plan or whose benefits under the Savings & Investment Plan are otherwise limited due to IRS or Savings & Investment Plan rules, are entitled to receive a supplemental contribution under the Supplemental Savings & Investment Plan. The supplemental contribution is equal to the amount of the Company's matching contributions and/or retirement contributions that cannot be made under the Savings & Investment Plan due to certain IRS or Savings & Investment Plan rules. Under the Savings & Investment Plan, we match a portion of employee contributions up to 6% of the employee's eligible earnings and provide retirement contributions based on a percentage of eligible earnings as such earnings are paid to the employee, subject to a maximum amount of eligible earnings under applicable IRS regulations ($360,000 for 2026 and $350,000 for 2025). Eligible earnings include compensation paid in cash but do not include the value of equity compensation. The supplemental contributions are allocated to the Supplemental Savings & Investment Plan.

Interest is credited under the Supplemental Savings & Investment Plan as follows:

- Contributions allocated to the plan through December 31, 2002 realize investment results based on the performance of our Common Stock.
- Contributions allocated to the plan from January 1, 2003 through December 31, 2009 for matching contributions were credited with interest at annual interest rates calculated on the same basis as under the Deferred Compensation Plan described above. Effective October 1, 2010, the interest crediting rate was adjusted so that these contributions are credited with interest at the rate of 6.01%. Contributions allocated to the plan in December 2010 for 2010 matching contributions are also credited with interest at the rate of 6.01%.
- Contributions allocated to the plan for retirement contributions beginning on September 1, 2010, and for matching contributions beginning on January 1, 2011, are credited with the same interest rate that applies under the Retirement Plan as described on page 51.

Amounts allocated to the Supplemental Savings & Investment Plan are distributed upon the participant's departure from the Company. If the participant in question is a "specified employee" under Section 409A of the Internal Revenue Code, there may be a six-month delay in the commencement of distributions, if triggered by the participant's termination or retirement.

Nonqualified Deferred Compensation

The following table shows information about the amount of contributions, earnings and balances for each Named Officer under the Supplemental Savings & Investment Plan and, in the case of Mr. Wallace, the Deferred Compensation Plan as of December 31, 2025.

Name (a)	Aggregate Balance at Beginning of Last Fiscal Year ($)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($)[1] (c)	Aggregate Earnings in Last Fiscal Year ($)[2] (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($)[3] (f)
Noel Wallace	4,792,011	—	755,525	286,582	—	5,834,118
Stanley J. Sutula III	493,090	—	214,192	34,453	—	741,735
Jennifer M. Daniels	861,854	—	180,485	53,196	—	1,095,535
Shane Grant	—	—	16,962	95	—	17,057
Panagiotis Tsourapas	1,620,654	—	246,912	96,912	—	1,964,478

NOTES TO THE NONQUALIFIED DEFERRED COMPENSATION TABLE

[1] These amounts represent Company contributions allocated under the Supplemental Savings & Investment Plan for 2025. These contributions are also included in compensation reported for each Named Officer in column (i) of the Summary Compensation Table.

[2] These amounts represent the interest credited to each Named Officer during 2025 and the impact of investment results based on the performance of our Common Stock, as applicable, for amounts allocated under the Supplemental Savings & Investment Plan and, in the case of Mr. Wallace, deferred under the Deferred Compensation Plan. For further information regarding the calculation of interest earnings on these amounts, see above.

(3) To the extent that an executive was a Named Officer for a reported year, these amounts, other than the portion attributable to accrued earnings, were reported in previous proxy statements as compensation in the year of the executive's deferral (under the Deferred Compensation Plan) or the Company's contribution (under the Supplemental Savings & Investment Plan), as applicable.

Executive Severance and Other Termination Benefits

The P&O Committee periodically reviews the appropriateness of the payment and benefit levels provided under the plans and programs described in this section, based on competitive market information and emerging best practices and governance trends. In particular, the Severance Plan is subject to approval by the Board. The Board most recently renewed the Severance Plan in September 2023 for an initial term of three years, subject to automatic extensions of additional one-year terms unless the Board otherwise determines.

Severance Plan

The Severance Plan is designed to provide participants with reasonable compensation if their employment is terminated following a change in control of the Company. Individual employees are assigned a particular severance level up to the maximum allowed under the plan (24 months) based on grade level.

Approximately 150 senior executives participate in the Severance Plan, including the Named Officers. In addition to the Severance Plan, we have incorporated other arrangements relating to a change in control into our compensation and benefit plans, as described below.

Under the Severance Plan, if at any time within two years of a "change in control" of the Company, we terminate a Named Officer's employment for any reason other than for cause, or a Named Officer terminates employment due to an adverse change in their conditions of employment, such as a diminution in their position, authority or responsibilities, or a salary reduction (each a "Qualified Termination"), such Named Officer is entitled to receive a lump sum amount equal to either 18 or 24 months of (i) compensation (defined as base salary as of the termination date plus the average of their last three years' annual bonus awards) plus (ii) company contributions under the Savings & Investment Plan and Supplemental Savings & Investment Plan. The Named Officers are also entitled to receive the continuation of medical, dental and life insurance benefits during the severance period. No severance payments are required if a Named Officer is terminated for "cause," which is defined as the felony conviction of the Named Officer for a crime having a detrimental effect on our reputation, business or financial condition, the Named Officer's willful engagement in any malfeasance, dishonesty, fraud or gross misconduct having a material detrimental effect on our reputation, business or financial condition or the Named Officer's willful and deliberate failure to materially perform their employment duties. In addition, in order to be eligible to participate in the Severance Plan, the Named Officers and other executives are required to agree not to compete with the Company for a period of one year following their termination of employment.

Generally under the Severance Plan, a "change in control" is deemed to occur if: (i) any person, entity or group acquires 30% or more of the outstanding shares of our Common Stock or voting securities (other than securities acquired directly from the Company); (ii) a majority of the board of directors as of the effective date of the Severance Plan is replaced (unless any subsequent board member is approved by at least a majority of the original incumbent board, who shall thereafter be considered an incumbent board member); (iii) a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the Company's assets is consummated (other than under specific circumstances); or (iv) a complete liquidation or dissolution of the Company is approved by our stockholders.

If an outside accounting firm were to determine that a payment under the Severance Plan would cause a Named Officer to exceed the statutory limit and subject them to the so-called "golden parachute" tax under Section 4999 of the Internal Revenue Code, then the Named Officer would either (i) receive all payments and pay the tax or (ii) receive a reduced amount such that the tax does not apply, whichever approach yields the best after-tax outcome for the Named Officer.

In addition to the foregoing severance benefit, the Severance Plan provides for a payment within 30 days after the change in control, whether or not the Named Officer remains employed, of a pro-rated bonus for the year in which the change in control occurs. The pro-rated bonus paid may be used to offset any other bonus awarded for such year.

Other Change-in-Control Arrangements

Other arrangements relating to a change in control in our compensation and benefit plans are as follows.

- **Equity Awards.** We have a "double trigger" vesting policy upon a change in control, meaning that unvested equity awards only vest upon a change in control if (i) there is also a Qualified Termination or (ii) the acquirer fails to assume or replace the outstanding awards. The following provides further detail about the treatment of various equity awards upon a change in control (assuming that outstanding awards are assumed or replaced by the acquirer):
  - Stock options held by employees that are not yet exercisable become exercisable upon a change in control and a Qualified Termination; and
  - Unvested RSUs (including PBRSUs granted under our Growth Performance Plan) are considered earned in full and non-forfeitable upon a change in control and a Qualified Termination. Upon a change in control and a Qualified Termination, performance-based awards for which the performance goals have not yet been satisfied are deemed earned at the greater of the target level or the level of performance achieved to that point.
- **Deferred Compensation Balances.** Under the Severance Plan, participating employees are also entitled to receive within 30 days following a change in control all amounts previously deferred by the employee under the Deferred Compensation Plan. They are also entitled to receive amounts held in their Supplemental Savings & Investment Plan accounts as soon as practicable following a change in control. For more information regarding the Deferred Compensation Plan and the Supplemental Savings & Investment Plan, see pages 52 to 53.

Involuntary Termination Without Cause

If we terminate the employment of a Named Officer at the Company's convenience (i.e., involuntary termination without cause), we will pay in a lump sum an amount equal to between 12 and 24 months of the Named Officer's base salary. We are not required to make this payment if we terminate a Named Officer's employment for "cause" (as defined above) or if the Named Officer voluntarily terminates their employment.

Deferred Compensation and Retirement Benefits

For information about the pension benefits payable to the Named Officers upon their retirement and deferred compensation balances, see pages 52 to 53. Approximately 450 employees, including the Named Officers, are eligible to qualify for a post-retirement life insurance benefit of up to a maximum of $750,000 in lieu of our regular life insurance benefit for retirees, subject to having at least 10 years of service at retirement and satisfying other applicable eligibility requirements.

Equity Awards

The treatment, in general, of previously granted equity awards in the case of the termination of employment under the following circumstances is as follows:

Nature of Termination	Stock Options	Unearned PBRSUs	Unvested RSUs
Change in Control[1]	Double-trigger vesting	Double-trigger vesting	Double-trigger vesting
Termination for Cause	Forfeited	Forfeited	Forfeited
Involuntary Termination Without Cause	Vested stock options (including those scheduled to vest during the severance period) are exercisable for shorter of remainder of option term or three months; remaining unvested stock options are forfeited[2][3]	Forfeited	Normal vesting continues through the severance period; remaining unvested are forfeited[2][3]
Retirement	Normal vesting continues; exercisable for remainder of option term[3]	Pro rata vesting at the end of the performance period with payout subject to actual performance[4]	Normal vesting continues[3]
Death or Disability	Fully vest; exercisable for shorter of remainder of option term or three years	Pro rata vesting at the end of the performance period with payout subject to actual performance[4]	Normal vesting continues
Resignation	Vested stock options are exercisable for shorter of remainder of option term or three months; unvested stock options are forfeited	Forfeited	Forfeited

[1] See "Other Change-In-Control Arrangements—Equity Awards" above for a full description of the treatment of equity awards following a change in control of the Company.

[2] If the employee becomes retirement-eligible during the severance period, stock options and RSUs instead receive retirement treatment.

[3] Except for special retention awards that are subject to continued employment.

[4] As long as the recipient was employed for at least the first six months of the performance period.

The treatment described above assumes that employees comply with the terms and conditions of the applicable equity award agreements, including non-competition, non-solicitation and non-interference restrictions, in each case following termination of employment. Failure to comply with any of these requirements may result in forfeiture and/or cancellation of those equity awards.

Potential Payments Upon Termination or Change in Control

The following table sets forth the estimated incremental payments and benefits that would be payable to each Named Officer upon termination of their employment or a change in control of the Company, assuming that the triggering event occurred at year-end 2025. The estimated value of all stock options, RSUs and PBRSUs included in the table was calculated based on the closing price of our Common Stock on December 31, 2025 (and, in the case of stock options, the applicable exercise price).

This table does not include:

- Equity awards previously earned by the Named Officers that would not receive accelerated distribution upon the triggering event;
- Amounts previously deferred by or allocated to the Named Officers under the Deferred Compensation Plan or Supplemental Savings & Investment Plan that are disclosed in the Nonqualified Deferred Compensation Table on page 53; or
- The value of any benefits (such as accrued retirement benefits and Savings & Investment Plan balances) which do not discriminate in scope, terms or operation in favor of the Named Officers and are generally available to all salaried employees.

Name	Type of Payment or Benefit	Change in Control With Qualified Termination ($)	Involuntary Termination Without Cause ($)[1]	Death ($)	Disability ($)	Retirement ($)
Noel Wallace	Severance Payments	11,395,100[2]	3,000,000[3]	—	—	—
	Annual Incentive[4]	2,455,950	2,455,950	2,455,950	2,455,950	2,455,950
	Stock Options[5]	426,113	—	426,113	426,113	—
	RSUs[6]	4,050,644	—	—	—	—
	PBRSUs[7]	25,327,490[8]	—	—	—	—
	Benefits	1,633,373[9]	—	—	—	—
Stanley J. Sutula III	Severance Payments	3,726,309[2]	1,150,000[3]	—	—	—
	Annual Incentive[4]	1,193,261	1,193,261	1,193,261	1,193,261	1,193,261
	Stock Options[5]	120,563	—	120,563	120,563	—
	RSUs[6]	1,148,477	—	—	—	—
	PBRSUs[7]	6,781,733[8]	—	—	—	—
	Benefits	411,301[9]	—	—	—	—
Jennifer M. Daniels	Severance Payments	3,185,717[2]	959,802[3]	—	—	—
	Annual Incentive[4]	718,393	718,393	718,393	718,393	718,393
	Stock Options[5]	80,235	—	80,235	80,235	—
	RSUs[6]	692,057	—	—	—	—
	PBRSUs[7]	4,513,306[8]	—	—	—	—
	Benefits	362,469[9]	—	—	—	—
Shane Grant	Severance Payments	1,650,000[2]	1,100,000[3]	—	—	—
	Annual Incentive[4]	1,183,534	1,183,534	1,183,534	1,183,534	—
	Stock Options[5]	—	—	—	—	—
	RSUs[6]	7,486,750	7,297,418	7,486,750	7,486,750	—
	Benefits	106,287[9]	—	—	—	—
Panagiotis Tsourapas	Severance Payments	4,454,219[2]	1,537,500[3]	—	—	—
	Annual Incentive[4]	871,760	871,760	871,760	871,760	871,760
	Stock Options[5]	80,235	—	80,235	80,235	—
	RSUs[6]	704,700	—	—	—	—
	PBRSUs[7]	4,513,306[8]	—	—	—	—
	Benefits	616,147[9]	—	—	—	—

NOTES TO THE POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

[1] Since the Named Officers (other than Mr. Grant) are retirement-eligible, their outstanding equity would receive retirement treatment upon an involuntary termination without cause. Since Mr. Grant is not yet retirement-eligible, his outstanding equity would be treated as described on page 55 in the event he is involuntarily terminated without cause, except for the time-based RSUs he received as a replacement equity award

(described on page 35 of the CD&A), which would fully vest upon such termination, though remain payable as of the originally scheduled vesting dates in compliance with Section 409A of the Internal Revenue Code.

[2] Represents the sum of base salary plus the average of the last three years' annual bonus awards for each Named Officer, multiplied by the applicable severance period, reduced if applicable due to the "golden parachute" tax as described on page 54.

[3] Represents base salary for the applicable severance period.

[4] Represents the actual annual cash bonus each Named Officer earned for full year 2025 performance.

[5] The Named Officers (except for Mr. Grant, who is not yet retirement eligible) would be entitled to receive previously granted stock options in accordance with their original vesting schedule upon retirement or an involuntary termination without cause (because they are retirement eligible), but the vesting would be accelerated upon a Qualified Termination, death or disability. The vesting of Mr. Grant's outstanding stock options would be accelerated upon a Qualified Termination, death or disability, however a value of zero is shown in this table because none of his outstanding stock options were in-the-money at year-end 2025.

[6] The Named Officers (except for Mr. Grant, who is not yet retirement eligible) would be entitled to receive previously granted time-based RSUs in accordance with their original vesting schedule upon any of the above triggering events except Qualified Termination, where the vesting would be accelerated. See note 1 above and page 55 for a description of the treatment of Mr. Grant's previously granted time-based RSUs upon the above triggering events.

[7] Upon any of the above triggering events except Qualified Termination (discussed in note 7 below), the earned PBRSUs for the Growth Performance Plan three-year performance cycle ended December 31, 2025 would continue to vest in accordance with their original vesting schedule. The Named Officers would also be entitled to vest at the conclusion of each in-progress Growth Performance Plan three-year performance cycle in a prorated amount of the PBRSUs earned reflecting the proportion of the performance period for which they were employed. No amounts are shown for those PBRSUs because they remain subject to performance requirements even after the triggering event.

[8] Represents the value of earned PBRSUs for the Growth Performance Plan three-year performance cycle ended December 31, 2025, plus the estimated value of previously granted unearned PBRSUs that would be considered earned in full and accelerated calculated based on the greater of target level and the level of performance achieved through December 31, 2025.

[9] Represents (i) company contributions under the Savings & Investment Plan and Supplemental Savings & Investment Plan with respect to the applicable severance period and (ii) the value of the continuation of medical and dental (and, for Messrs. Grant and Sutula, life) insurance benefits during the applicable severance period.

CEO Pay Ratio

Our products are marketed in over 200 countries and territories throughout the world with approximately two-thirds of our net sales generated from markets outside the United States and approximately 45% of net sales coming from emerging markets. Consistent with our global presence, we have a dispersed workforce, with over 80% of our employees based outside the United States in over 100 countries. To attract and retain talent, we seek to pay competitively in each jurisdiction consistent with market practice, resulting in compensation levels that vary from country to country. Our workforce also covers a broad range of functions, including manufacturing employees, and includes both employees who are compensated on a salaried basis and those who are compensated on an hourly basis.

For 2025, the median of the annual total compensation of all employees (other than our CEO, Noel Wallace) was $59,655 and the annual total compensation of the CEO, as reported in the Summary Compensation Table on page 46, was $16,478,196. Based on this information, for 2025 the CEO's annual total compensation was 276 times that of the median of the annual total compensation of all employees. This amount is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

The above-referenced pay ratio may not be comparable to pay ratios disclosed by other companies, including the companies in the Comparison Group. Pay ratios at different companies may vary due to differences in workforce composition, including geographic breadth, types of work performed and the relative percentages of salaried versus hourly compensated workers.

Methodology for Determining the Median Employee and Annual Total Compensation

There were no changes to the employee population or employee compensation arrangements in 2025 that we believe would result in a significant change to our pay ratio disclosure. However, as discussed in the 2025 Proxy Statement, the median employee that was identified in 2023 left the Company during 2024. Accordingly, as permitted by SEC rules, we are using the same previously identified alternate median employee for purposes of calculating the above-referenced 2025 pay ratio as we used for calculating the 2024 pay ratio. The alternate median employee was identified in the process described below with respect to the original median employee, and the alternate employee's 2023 compensation was substantially similar to the original median employee based on the compensation measure used to select the original median employee.

We used the following methodology, material assumptions, adjustments and estimates to identify the median of the annual total compensation of all employees. All determinations were made in 2023 except the calculation of the 2025 annual total compensation of the alternate median employee.

Determination of Employee Population in 2023

We determined that, as of October 1, 2023, we had approximately 35,400 employees (including approximately 1,150 temporary employees) working for Colgate-Palmolive Company or its consolidated subsidiaries, of which approximately 5,600 were based in the United States and the remaining approximately 29,800 were based outside the United States.

As permitted by SEC rules, we chose to exclude from this population approximately 900 employees in 57 countries as detailed below, representing approximately 2.5% of our total employees.

> *Number of employees excluded by jurisdiction*: 45: Singapore; 44: El Salvador, Fiji; 42: Cameroon, Puerto Rico; 41: Kenya, Sweden; 39: Nicaragua; 38: Uruguay; 34: Panama; 33: Paraguay; 31: Ukraine; 30: Honduras, Kazakhstan, Korea; 29: Norway; 26: Hungary, Indonesia; 25: Bolivia; 20: Finland, Tunisia, Austria; 13: Ghana; 12: Réunion; 11: Israel; 10: Slovakia, Zambia; 9: Latvia, Serbia; 8: Martinique, Tanzania; 7: Croatia, Guadeloupe, Lebanon, Mozambique, New Caledonia, Slovenia; 6: Azerbaijan, French Polynesia; 4: Gabon, Malawi, North Macedonia; 3: Bangladesh, Nigeria, Trinidad and Tobago; 2: Belarus, Brunei, Cambodia, Georgia, Guyana, Uzbekistan; 1: Bosnia and Herzegovina, Bulgaria, Jamaica, Madagascar, Senegal, Algeria.

All employees from each of these countries were excluded. As a result, our employee population used for determining the median employee was approximately 34,500, consisting of approximately 5,600 employees based in the United States and approximately 28,900 employees based outside the United States.

Statistical Sampling

We elected to use statistical sampling to identify the median employee and conducted a simple random sample of 2,000 employees worldwide, which was determined to be the appropriate sample size for the size and complexity of our employee population based on advice from an external consultant.

Compensation Measure

We selected base salary or comparable wages for the 12-month period ended September 30, 2023 as the measure of compensation that could be consistently applied across the sample population. In making this determination, the compensation of all permanent employees included in the sample who were hired in 2023 but were not employed for the entire measurement period was annualized, but no cost-of-living adjustments were made. Using this methodology, the alternate median employee was identified as a full-time, salaried employee located in Poland.

Annual Total Compensation of Median Employee

The elements of the alternate median employee's annual total compensation for 2025 were calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $59,655. For purposes of this disclosure, Polish zlotys were converted to U.S. Dollars using a 12-month average exchange rate from January 1, 2025 through December 31, 2025.

Pay Versus Performance

As required by SEC rules, we are providing the following information about the relationship between (i) the total compensation of our CEO and non-CEO Named Officers, as presented in the Summary Compensation Table on page 46 ("SCT Total"), (ii) the "compensation actually paid" to our CEO and non-CEO Named Officers, as calculated in accordance with Item 402(v) of Regulation S-K ("CAP") and (iii) certain financial performance of the Company. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K and does not necessarily reflect value actually realized by the Named Officers. The P&O Committee evaluates compensation decisions in light of Company or individual performance and does not use "compensation actually paid" as a basis for making compensation decisions. For information concerning our compensation philosophy and how we align executive compensation with our performance, see the CD&A.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year (a)	Summary Compensation Table Total for CEO ($)[1] (b)	Compensation Actually Paid to CEO ($)[2] (c)	Average Summary Compensation Table Total for Non-CEO Named Officers ($)[1] (d)	Average Compensation Actually Paid to Non-CEO Named Officers ($)[2] (e)	Total Shareholder Return ($) (f)	Peer Group Total Shareholder Return ($)[3] (g)	Net Income ($ in millions) (h)	Company-Selected Measure: Organic Sales Growth (%)[4] (i)
2025	16,478,196	12,342,588	6,359,687	5,453,184	104.0	111.8	2,261	1.4
2024	18,234,864	31,680,526	4,875,100	7,652,617	116.8	112.6	3,049	7.4
2023	17,121,584	19,463,894	4,705,766	5,197,259	100.2	108.0	2,455	8.4
2022	14,462,406	11,047,446	4,061,090	3,453,780	96.5	113.0	1,967	7.0
2021	15,458,151	18,008,793	4,085,777	4,559,072	102.1	114.3	2,338	4.4

NOTES TO THE PAY VERSUS PERFORMANCE TABLE

[1] Noel Wallace was our Chairman, President and Chief Executive Officer for all years presented in the table. The non-CEO Named Officers presented in the table are Stanley J. Sutula III (all years), Jennifer M. Daniels (all years), Panagiotis Tsourapas (all years), Shane Grant (2025) and Prabha Parameswaran (2021-2024).

[2] The following table describes the adjustments for 2025, each of which is required by SEC rules, to calculate CAP from the SCT Total. The SCT Total and CAP amounts do not reflect the actual amount of compensation earned by or paid to our Named Officers during the applicable years, but rather are amounts determined in accordance with Item 402(v) of Regulation S-K.

Adjustments ($)	2025 CEO	2025 Non-CEO Named Officers*
SCT Total	**16,478,196**	**6,359,687**
Adjustments for defined benefit and actuarial pension plans		
(Deduct): Aggregate change in actuarial present value included in SCT Total for the covered year	(56,626)	(1,211)
Add: Service cost and prior service cost for the covered year	—	—
Adjustments for equity awards		
(Deduct): Aggregate value for stock awards and option awards included in SCT Total for the covered year	(11,575,168)	(3,942,611)
Add: Fair value at covered year end of awards granted during the covered year that were outstanding and unvested at the covered year end	9,819,625	3,400,169
Add/(Deduct): Year-over-year change in fair value at covered year end of awards granted in any prior year that were outstanding and unvested at the covered year end	208,835	22,895
Add: Vesting date fair value of awards granted and vested during the covered year	101,504	15,875
Add/(Deduct): Change as of the vesting date (from end of the prior year) in fair value of awards granted in any prior year for which vesting conditions were satisfied during the covered year	(2,708,307)	(436,720)
(Deduct): Fair value at end of prior year of awards granted in any prior year that failed to meet the applicable vesting conditions during the covered year	—	—
Add: Dividends or other earnings paid on awards in the covered year prior to vesting if not otherwise included in SCT Total for the covered year	74,529	35,101
CAP (as calculated)	**12,342,588**	**5,453,184**

* Amounts presented are averages for the entire group of Non-CEO Named Officers

For purposes of the above adjustments, the fair value of unvested equity awards was calculated on each of the required measurement dates using methodologies and assumptions consistent with the grant date fair value calculations for accounting purposes. The fair values of stock option awards were determined using the Black-Scholes model with corresponding assumptions (expected term of stock option awards, expected volatility, risk-free interest rate and expected dividend yield) as of the measurement dates. The fair values of PBRSU awards were determined using a Monte-Carlo simulation as of the measurement dates. Prior to the final measurement dates, the total values of unvested PBRSU awards were determined based on the probable outcome of performance-based vesting conditions and the relevant Monte Carlo fair value on that measurement date. On the final measurement dates, the fair values of PBRSU awards were determined based on the approved payout factor and the closing price of our Common Stock on those dates. The fair values of time-based RSU awards were determined using the closing price of our Common Stock on the measurement dates.

[3] Represents the weighted peer group total shareholder return, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is our Comparison Group, as defined in the CD&A, which is also the peer company index used by us for purposes of Item 201(e) of Regulation S-K. In our 2025 Proxy Statement, the peer group used in this table (the "Prior Peer Group") also included Kellanova, which was removed from our Comparison Group in 2025 due to its acquisition by Mars, Incorporated. The weighted peer group shareholder return for the Prior Peer Group was 112.6, 113.3, 108.0, 113.2 and 114.2 for the periods ending December 31, 2025 (with Kellanova's stock price performance included through December 11, 2025, the day on which it ceased trading following its acquisition), December 31, 2024, December 31, 2023, December 31, 2022 and December 31, 2021, respectively.

[4] Organic sales growth is a non-GAAP financial measure defined as net sales excluding foreign exchange, acquisitions and divestments. Please see Annex A for a reconciliation of organic sales growth to net sales growth calculated in accordance with GAAP.

Tabular List of Financial Performance Measures Used to Link CAP for the Most Recently Completed Fiscal Year To Company Performance

The following table lists the financial performance metrics that, in our assessment, represent the most important financial performance measures we use to link CAP for our Named Officers for 2025 to Company performance.

Adjusted Earnings Per Share
Free Cash Flow Productivity
Organic Sales Growth (Company-Selected Measure)
Relative Adjusted Net Income Growth
Relative Organic Sales Growth
Relative Total Shareholder Return

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the CD&A beginning on page 28, the key principles underlying our compensation philosophy are aligning pay and performance, driving strong business results and our strategic plan, focusing on long-term shareholder return, motivating and retaining critical talent and reflecting external market and competitive practices.

In accordance with Item 402(v) of Regulation S-K, we are providing the following graphs showing the relationships over the past five years of CAP as compared to our total shareholder return, net income and organic sales growth, as well as the relationship between total shareholder return and peer group total shareholder return. Since a significant portion of the Named Officers' compensation is comprised of equity awards (74% of Mr. Wallace's target direct compensation and 55% of the average target direct compensation of our other Named Officers for 2025, as described in more detail in the CD&A), the CAP of our CEO and other Named Officers is higher when our stock price is higher, and lower when our stock price is lower, demonstrating the clear alignment of interests of our CEO and other Named Officers and our stockholders.







Stock Ownership

Stock Ownership of Directors and Executive Officers

Our directors and executive officers own significant amounts of Company stock. Under our stock ownership guidelines, non-employee directors are required to own stock equal in value to at least five times their annual share grant, and executive officers are required to own stock equal in value to between two and eight times their salary, depending on their position. Directors and executive officers have five years from the date of their initial election and hiring or promotion into an eligible position, respectively, to achieve required ownership levels.

The following table shows the beneficial ownership of Common Stock of each director, each of the Named Officers and the directors and executive officers (including the Named Officers) as a group. "Beneficial ownership" as used here means more than "ownership" as that term is commonly used. For example, a person "beneficially" owns Common Stock not only if they hold it directly, but also if they have (or share) the power to vote or sell the stock indirectly (for example, through a relationship, a position as a director or trustee, or a contract or understanding). Beneficial ownership also includes shares a person has the right to acquire within 60 days, for example, through the exercise of a stock option.

| | Common Stock | | | |
| | Amount and Nature of Beneficial Ownership[1][2] | | | |
Name of Beneficial Owner	Directly Owned	Exercisable Options[3]	Common Stock Units[4]	Held by Savings & Investment Plan Trustee[5]
Noel Wallace[6]	362,719	1,613,677	—	54,537
Stanley J. Sutula III	59,708	127,384	—	329
Jennifer M. Daniels	81,037	241,746	—	1,846
Shane Grant	—	—	—	—
Panagiotis Tsourapas[7]	74,901	191,746	—	4,591
John P. Bilbrey[8]	5,902	17,713	36,215	—
Christopher S. Boerner[9]	—	—	—	—
John T. Cahill[10]	36,357	17,713	26,141	—
Steven A. Cahillane	5,959	2,495	810	—
Lisa M. Edwards	13,079	14,940	3,021	—
C. Martin Harris	16,164	17,713	6,797	—
Martina Hund-Mejean	2,771	9,388	11,359	—
Kimberly A. Nelson[11]	3,214	8,786	8,934	—
Brian Newman[12]	3,650	611	1,710	—
Lorrie M. Norrington	889	17,713	38,976	—
All directors and executive officers as a group (18 persons)	714,044	2,483,043	133,963	83,532

NOTES TO THE STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS TABLE

[1] Information about Common Stock holdings is as of March 9, 2026, the record date for the Annual Meeting. Unless stated otherwise in these notes, each person named in the table owns their shares directly and has sole voting and investment power over such shares.

[2] Each person named in the table beneficially owns less than 0.10% of the outstanding Common Stock, except for Mr. Wallace who owns 0.25%. The directors and executive officers as a group beneficially own 0.43% of the outstanding Common Stock.

[3] This column consists of options that are exercisable on or before May 8, 2026, which is 60 days after March 9, 2026. As of March 9, 2026, a total of 10,968,793 options were outstanding under the 2019 Plan and 18,072,377 shares were available for future grants under the 2019 Plan.

[4] Consists of Common Stock units credited to one or more of the following accounts: (i) a deferred account for amounts granted under the 2019 Plan and any predecessor plans or (ii) a deferred account under the Restated and Amended Deferred Compensation Plan for Non-Employee Directors. In each case, the holder of Common Stock units has no voting or investment power over such units.

[5] Consists of Common Stock credited to or otherwise beneficially owned by executive officers under our Savings & Investment Plan. Under this plan, we issue Common Stock to a trustee acting on behalf of the plan. Employees who participate in the Savings & Investment Plan, including the Named Officers, have voting power over the shares allocated to their accounts under the plan, subject to the right of the plan trustee to vote such shares if a participant fails to do so. Participants have no investment power over such shares until they are distributed or diversified at the participant's election in accordance with the terms of the plan.

[6] Mr. Wallace's holdings include 335 shares of Common Stock held through a trust and 52,000 shares of Common Stock held indirectly by his spouse through a trust.

[7] Mr. Tsourapas's holdings include 62,240 shares of Common Stock held through a trust.

[8] Mr. Bilbrey's holdings include 4,719 shares of Common Stock held through a trust.

[9] In accordance with the 2019 Plan, Dr. Boerner, who was first elected to the Board effective March 15, 2026, will receive grants on May 11, 2026 of shares of Common Stock equal in value to $150,000 and options to purchase shares of Common Stock equal in value to $37,500.

[10] Mr. Cahill's holdings include 36,357 shares of Common Stock held through a trust.

[11] Ms. Nelson's holdings include 1,799 shares of Common Stock held through a trust, 215 shares of Common Stock owned by her spouse and 575 shares of Common Stock held through a family trust.

[12] Mr. Newman's holdings include 36 shares of Common Stock held through a family trust.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information regarding persons or groups known to us to be beneficial owners of more than 5% of our outstanding Common Stock. This information is based on filings made by such entities with the SEC. The percent is determined by dividing the number of shares reported as beneficially owned by such entity by 801,239,524, the number of shares of our Common Stock outstanding as of December 31, 2025.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock Outstanding
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	82,189,533[1]	10.26%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	65,563,643[2]	8.18%
State Street Corporation[3] State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114	47,641,721[4]	5.95%

NOTES TO THE STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS TABLE

[1] On a Schedule 13G/A filed with the SEC by The Vanguard Group ("Vanguard") on February 7, 2025, Vanguard reported that, as of January 31, 2025, it beneficially owned 82,189,533 shares of Common Stock with shared voting power over 1,014,009 shares of Common Stock, sole dispositive power over 78,306,791 shares of Common Stock and shared dispositive power over 3,882,742 shares of Common Stock.

[2] On a Schedule 13G/A filed with the SEC by BlackRock, Inc. ("BlackRock") on November 12, 2024, BlackRock reported that, as of September 30, 2024, it beneficially owned 65,563,643 shares of Common Stock with sole voting power over 57,073,893 shares of Common Stock and sole dispositive power over 65,563,643 shares of Common Stock.

[3] State Street Bank and Trust Company, a subsidiary of State Street Corporation ("State Street"), is the trustee of the Colgate-Palmolive Company Employee Stock Ownership Trust (the "Trustee").

[4] On a Schedule 13G/A filed with the SEC by State Street on January 25, 2024, State Street reported that, as of December 31, 2023, it beneficially owned 47,641,721 shares of Common Stock with shared voting power over 33,026,480 shares of Common Stock and shared dispositive power over 47,573,681 shares of Common Stock.

For information regarding the voting of shares allocated to the Colgate-Palmolive Company Employee Stock Ownership Plan participants, please see "Questions and Answers About Our Annual Meeting—How can I vote if I am an employee participating in the Savings & Investment Plan?" The Trustee will vote unallocated shares in the same proportion in which allocated shares are voted.

Proposals Requiring Your Vote

The following five proposals will be presented at the meeting for your vote. When voting by internet or telephone, you will be instructed how to vote for or against or abstain from voting on these proposals. If you received a printed copy of your proxy materials, space is provided on the proxy card to vote for or against or abstain from voting on each of the proposals.

Proposal 1
Election of Directors

The Board has nominated ten people for election as directors at the Annual Meeting. All nominees are currently serving as Colgate-Palmolive directors and all nominees except for Dr. Boerner were elected at the 2025 Annual Meeting. Dr. Boerner was elected by the Board effective March 15, 2026. If elected, each nominee will hold office until the next Annual Meeting or until their successor is elected and qualified.

The nominees are John P. Bilbrey, Christopher S. Boerner, John T. Cahill, Lisa M. Edwards, C. Martin Harris, Martina Hund-Mejean, Kimberly A. Nelson, Brian O. Newman, Lorrie M. Norrington and Noel Wallace. Biographical information regarding the nominees and information regarding the skills and qualifications of the nominees appears on pages 14 to 18 of this Proxy Statement.

 The Board of Directors recommends a vote **FOR** each of the nominees for director listed above.

Proposal 2
Ratification of Selection of Independent Registered Public Accounting Firm

We ask that you ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026. PricewaterhouseCoopers LLP has audited the accounts of the Company since May 2002. The members of the Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP as our independent registered public accounting firm is in the best interests of Colgate-Palmolive and our stockholders.

 The Board of Directors recommends a vote **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026.

Audit Committee Report

The Audit Committee is composed of five independent directors. The Board has determined that it would be desirable for all Audit Committee members to be "audit committee financial experts" as that term is defined under SEC rules. The Board has conducted an inquiry into the qualifications and experience of each member of the Audit Committee, and has determined that they each meet the SEC's criteria for audit committee financial experts.

Role and Responsibilities

The Audit Committee assists the Board in its oversight of our financial statements and reporting processes, including our internal control over financial reporting and our Internal Audit function. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm, including review of their qualifications, independence and performance and approval of their fees. In addition, the Audit Committee oversees our Global Ethics and Compliance function, enterprise risk management process, including cybersecurity, and compliance with legal and regulatory requirements. For more information about oversight of the Global Ethics and Compliance function, including procedures for investigating complaints related to accounting, internal accounting controls or auditing matters, see "Governance—Communications to the Board of Directors." A copy of the charter of the Audit Committee, which describes these and other responsibilities of the committee, is available on our website at www.colgatepalmolive.com.

Management has the direct and primary responsibility for the financial statements and the reporting processes, including establishing and maintaining adequate internal control over financial reporting. The independent registered public accounting firm is responsible for auditing the annual financial statements prepared by management and expressing an opinion as to whether those financial statements present fairly, in all material respects, the financial position of the Company and our subsidiaries and the results of our operations and our cash flows in conformity with accounting principles generally accepted in the United States of America. The independent registered public accounting firm is also responsible for auditing the effectiveness of our internal control over financial reporting.

Selection of Independent Registered Public Accounting Firm

The Audit Committee appointed PricewaterhouseCoopers LLP ("PwC") to audit our financial statements as of and for the year ended December 31, 2025 and the effectiveness of our internal control over financial reporting as of December 31, 2025. PwC has served as our independent registered public accounting firm continuously since May 2002. The Audit Committee considered several factors in selecting PwC as our independent registered public accounting firm, including the firm's independence and internal quality controls, the qualifications and experience of the lead audit partner and overall depth of talent, their experience with our industry (including any potential conflicts arising from representation of our direct competitors) and their capability and expertise in handling the breadth and complexity of our global operations along with the firm's familiarity with our business, accounting policies and internal control over financial reporting. In determining whether to reappoint PwC as our independent registered public accounting firm for the year ending December 31, 2026, the Audit Committee again took those factors into consideration along with its evaluation of the past performance of PwC. The Audit Committee determined that the continued retention of PwC as our independent registered public accounting firm is in the Company's best interests. The Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm in order to assure continuing auditor independence. The Audit Committee has concluded that the benefits derived from PwC's extensive institutional knowledge and continuity, including enhanced audit quality, efficiency and the avoidance of significant costs and business disruption associated with onboarding and educating a new global auditor, far outweigh the risks of extended tenure, particularly given the steps the Audit Committee takes to ensure PwC's continued independence, as described below. In addition, given the global scope and complexity of our operations, which necessitates a global-scale accounting firm that possesses the required worldwide regulatory and technical expertise and does not present a conflict of interest, the Audit Committee has also concluded that there are very few viable alternative independent registered public accounting firms at this time.

PwC's lead audit partner rotates every five years pursuant to the requirement mandated by the Sarbanes-Oxley Act of 2002. The process for selecting the new lead audit partner involves an assessment of many factors, including the candidates' independence, objectivity, broad-based business judgment, multinational and industry experience, commitment to serving the Company, ability to leverage the resources of the firm and commitment to continuous improvement and robust dialogue with the Audit Committee. The selection process also involves discussions with management and the Audit Committee regarding each of the candidates and a meeting between the Audit Committee chair and the final candidate for the role.

Review and Recommendation Regarding Financial Statements

The Audit Committee met seven times in 2025, including to review and discuss each quarterly earnings release prior to its announcement and each of our quarterly and annual financial statements. The Audit Committee reviewed and discussed the scope of and plans for the internal and external audits with management and the independent registered public accounting firm together and separately. The Audit Committee also met with management and the independent registered public accounting firm together and separately to review and discuss the audited financial statements, including the critical audit matter reported on by the independent registered public accounting firm, and matters related to the design and operating effectiveness of our internal control over financial reporting. These discussions and reviews included the reasonableness of significant estimates and judgments, significant accounting policies (including critical accounting policies), significant unusual transactions, the independent registered public accounting firm's assessment of the quality, not just acceptability, of our accounting principles, risk assessment and such other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB").

The Audit Committee has received the written disclosures of the independent registered public accounting firm as required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm, and received a letter from them confirming, their independence from management and the Company. In addition, the Audit Committee has reviewed and approved our policy with regard to the hiring of former employees of the independent registered public accounting firm. In evaluating the independent registered public accounting firm's independence, the Audit Committee considered whether the firm's provision of any non-audit services impaired or compromised the firm's independence and the Audit Committee concluded that the provision of those services did not. Those services, along with the fees paid to the independent registered public accounting firm and the Audit Committee's pre-approval policy for services that may be performed by the independent registered public accounting firm, are described below.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements as of and for the year ended December 31, 2025 be accepted and included in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC.

The foregoing report has been submitted by the members of the Audit Committee: John T. Cahill (Chair), Lisa M. Edwards, Martina Hund-Mejean, Brian O. Newman and Lorrie M. Norrington.

Fees of Independent Accounting Firm

The Audit Committee approves the fees billed or expected to be billed by PricewaterhouseCoopers LLP for their services. Such fees for services rendered to Colgate-Palmolive during 2025 and 2024 are set forth below. The Audit Committee has concluded that the provision to Colgate-Palmolive of the non-audit services by PricewaterhouseCoopers LLP described below did not and does not impair or compromise their independence. All such services were pre-approved by the Audit Committee in accordance with the pre-approval policy described below.

PRICEWATERHOUSECOOPERS LLP FEES
(in millions)

	2025 ($)	2024 ($)
Audit Fees	14.0	13.3
Audit-Related Fees	0.2	0.3
Tax Fees	1.5	1.4
All Other Fees	0.2	0.1
Total	15.9	15.1

Audit Fees

These amounts represent fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered for the audits of our annual financial statements for the years ended December 31, 2025 and 2024 and the effectiveness of our internal control over financial reporting as of December 31, 2025 and 2024, the reviews of the financial statements included in our Quarterly Reports on Form 10-Q, and services related to statutory and regulatory filings and engagements for such fiscal years.

Audit-Related Fees

These amounts represent fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered that were reasonably related to the performance of the audits or the reviews of our financial statements in 2025 and 2024 (but which are not included under "Audit Fees" above). Audit-Related fees consist primarily of certain agreed-upon-procedures engagements.

Tax Fees

These amounts represent fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered relating to tax compliance, tax advice and tax planning in various tax jurisdictions around the world. Specifically, these fees were associated with assistance in tax return filings, tax audits and refund claims, as well as advice on interpretation of and compliance with tax laws and tax valuation services.

All Other Fees

These amounts represent fees billed by PricewaterhouseCoopers LLP in 2025 for pre-implementation review services related to the SAP RISE migration and in 2024 for professional services rendered relating to readiness assessment work in preparation for European Corporate Sustainability Reporting Directive requirements.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of all audit and permitted non-audit services that may be performed by our independent registered public accounting firm. Under this policy, each year, at the time it engages the independent registered public accounting firm, the Audit Committee pre-approves the audit engagement terms and fees and also pre-approves types of audit-related, permitted tax and other permitted non-audit services, subject to certain dollar limits, that may be performed during the year. All other permitted non-audit services are required to be pre-approved by the Audit Committee on an engagement-by-engagement basis. The Audit Committee may delegate its authority to pre-approve services to one or more of its members, whose activities are reported to the Audit Committee at each regularly scheduled meeting.

Independent Accounting Firm Attendance at Annual Meeting

Representatives of PricewaterhouseCoopers LLP are expected to attend the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Proposal 3
Advisory Vote on Executive Compensation

We ask that you indicate your support for the executive compensation, as described in this Proxy Statement, of our executive officers named in the Summary Compensation Table appearing on page 46. We are providing stockholders with this vote pursuant to Section 14A of the Exchange Act. We currently intend to submit the executive compensation to an advisory vote at our Annual Meeting of Stockholders each year, consistent with the advisory vote of the stockholders at our 2023 Annual Meeting of Stockholders.

The Board is asking you to cast a non-binding advisory vote on the following resolution:

"RESOLVED, that the compensation of our executive officers named in the Summary Compensation Table, as disclosed in the Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The Compensation Discussion and Analysis, beginning on page 28, describes our executive compensation programs and the compensation decisions made by the Personnel and Organization Committee and the Board of Directors for 2025 with respect to the Chief Executive Officer and the other officers named in the Summary Compensation Table (referred to as the Named Officers). As described in detail in the Compensation Discussion and Analysis and highlighted in the section captioned "Executive Summary," the key principles underlying the Personnel and Organization Committee's compensation philosophy are aligning pay and performance, driving strong business results and our strategic plan, focusing on long-term shareholder return, motivating and retaining critical talent and reflecting external market and competitive practices. Annual and long-term incentive award payments vary based on our business performance, and long-term incentive award payments and the value of equity awards also vary based on the performance of our Common Stock.

The Board is asking you to support this proposal. Because your vote is advisory, it will not be binding on the Board. However, the Board and the Personnel and Organization Committee will review the voting results in their entirety and take them into consideration when making future decisions regarding executive compensation.

 The Board of Directors recommends a vote **FOR** the executive compensation of our Named Officers, as described in this Proxy Statement.

Stockholder Proposals (Proposals 4 and 5)

In accordance with SEC rules, we are including the following proposals received from our stockholders along with any supporting statements, as submitted by the stockholder proponents. The proposals may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all such assertions. The response from the Board is presented immediately following each proposal. Information contained on or accessible through any website links included in the proposals and supporting statements is not incorporated in, and does not constitute a part of, this Proxy Statement. Each stockholder proposal is required to be voted upon at the Annual Meeting only if properly presented at the meeting.

The Board has carefully considered the two stockholder proposals and recommends that you vote AGAINST each proposal.

Proposal 4
Stockholder Proposal Entitled "Remove DEI from Board Candidate Considerations"

National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, owner of 43 shares of Common Stock, has informed us that they intend to offer the following resolution for consideration at the Annual Meeting.

Proponents' Statement

Remove DEI from Board Candidate Considerations

Whereas: According to the United States Equal Employment Opportunity Commission ("EEOC"), diversity, equity and inclusion ("DEI") is "a broad term that is not defined in Title VII of the Civil Rights Act of 1964," which "prohibits employment discrimination based on protected characteristics such as race and sex."[1]

Title VII's protections apply equally to all workers, not just individuals in minority groups. The EEOC and the Supreme Court have long held that different treatment based on race, sex, or another protected characteristic can constitute unlawful discrimination, no matter which employees or applicants are harmed. Congress drafted the statute broadly to cover discrimination against all persons, regardless of race or ethnicity: "Whites, Blacks, Asians, Latinos, Arabs, American Indians and Alaska Natives, Native Hawaiians and Pacific Islanders, persons of more than one race, and all other persons."[2]

Supporting Statement: ("Colgate" or "Company") identifies and evaluates candidates for its Board of Directors through its Nominating, Governance and Corporate Responsibility Committee ("Committee"). Among its tasks are to "establish Board member selection criteria for approval by the Board," to "screen, recruit and recommend to the Board new Board members to fill any vacancies on the Board," and to "recommend the director nominees for the annual meeting of stockholders, consistent with criteria identified by the Board."[3]

That criteria, outlined in the Company's "Independent Board Candidate Qualifications," calls for the Board to seek directors with a range of backgrounds, "including with respect to race, ethnicity, gender, sexual orientation, gender identity and cultural background."[4]

Accordingly, Colgate's 2025 proxy statement "Director Nominee Highlights" detailed Board composition DEI information, pointing out that four of the 10 nominees were women, and three of the nominees were "members of underrepresented communities."[5] The Company did not explain what it meant by "underrepresented."

In a recent case, the U.S. Court of Appeals for the Fifth Circuit vacated a Nasdaq rule that would have required listed companies to disclose demographic data about directors and explain the absence of a specified number of "diverse" board members. The Court concluded Nasdaq "offered little support for its assertion that there is an empirically established—or even logical—link between the racial, gender, and sexual composition of a company's board and the quality of its governance."[6]

While Title VII does not directly govern board service, leadership policies and practices typically set standards for – and are then often deployed throughout – the organization they oversee. This is evident at Colgate.[7][8] To ensure consistency with nondiscrimination standards required of management and employees, Colgate's board nominee criteria should exclude identity characteristics unrelated to fiduciary duties or business qualifications.

Resolved: Shareholders request that the Board of Directors adopt a policy, and amend its guiding documents as necessary, to eliminate consideration of race, ethnicity, gender, and other DEI-correlated characteristics in the Company's candidate selection process for Board membership, to the extent consistent with applicable state and federal laws.

———————————————

(1) https://www.eeoc.gov/wysk/what-you-should-know-about-dei-related-discrimination-work

(2) https://www.eeoc.gov/laws/guidance/section-15-race-and-color-discrimination

(3) https://www.colgatepalmolive.com/content/dam/cp-sites-aem/corporate/corporate/en_us/corp/locale-assets/pdf//governance-committee-charter-jan-11-2024.pdf

(4) https://www.colgatepalmolive.com/en-us/who-we-are/governance/corporate-governance-policies/independent-board-candidate-qualifications

(5) https://investor.colgatepalmolive.com/static-files/9e2c8e69-2a9a-46ab-ad67-add4cd7b574d (Pages 3 and 7)

(6) https://www.hsfkramer.com/en_US/insights/2025-01/nasdaqs-diversity-disclosure-rules-struck-down-by-en-banc-fifth-circuit-court-of-appeals

(7) https://www.colgatepalmolive.com/en-us/who-we-are/inclusion

(8) https://www.colgatepalmolive.com/content/dam/cp-sites-aem/corporate/corporate/common/pdf/2024-Sustainability-and-Social-Impact-Report.pdf

Company Response

Your Board of Directors recommends a vote **AGAINST** this stockholder proposal for the following reasons:

As a truly global company, with approximately two-thirds of our Net sales originating in markets outside the United States, it is important that our directors bring a broad range of skills, experiences, perspectives and backgrounds to the Board.

As the owner of the world's most penetrated brand, with products marketed in over 200 countries and territories throughout the world, our business success relies on our ability to market our brands to customers and consumers around the globe. We believe that being able to listen and speak to our customers and consumers in an authentic manner enables us to increase our household penetration, an important part of our business strategy. We believe that integrating a range of experiences, perspectives and backgrounds is crucial for designing innovative products, anticipating consumer trends, and ultimately driving business results and growth in the global marketplace.

The proposal unduly interferes with the judgment of the Nominating, Governance and Corporate Responsibility ("NGCR") Committee.

We believe that the NGCR Committee is best positioned to determine the qualities necessary for creating an effective and well-rounded Board. The Board has adopted a written statement, known as the Independent Board Candidate Qualifications, outlining the qualities sought in our directors. This statement is used by the NGCR Committee in evaluating individual director candidates. As set out in the Independent Board Candidate Qualifications, the NGCR Committee seeks to compose a Board with members who have a broad range of experiences and skills and different perspectives, with a particular emphasis on the following: enterprise leadership experience; relevant sector experience, including experience in digital, technology and innovation, finance, our or a complementary industry or field, risk management and cybersecurity and/or sustainability and social responsibility; international experience; corporate governance experience; academic achievement; and strong moral and ethical character. In addition, the Independent Board Candidate Qualifications provide that the NGCR Committee should seek directors with a range of skills, experiences, perspectives and backgrounds, including with respect to race, ethnicity, gender, sexual orientation, gender identity and cultural background. This variety and depth of experience, perspectives and backgrounds enables the Board collectively to understand our global business and our customers and consumers around the world and the directors individually to make significant contributions to the deliberations of the Board.

The Board and Colgate-Palmolive are committed to complying with the law and are accountable and responsive to stockholders.

While directors are not employees and Title VII of the Civil Rights Act of 1964 does not apply to Board service, Colgate-Palmolive has been and will continue to be an equal opportunity employer. We seek to operate in compliance with applicable anti-discrimination laws in all jurisdictions in which we operate. Our approach reflects careful determinations regarding our legal compliance and governance and business practices, overseen by our Board and the NGCR Committee.

Furthermore, our stockholders have the opportunity to provide feedback on the NGCR Committee's director nominees through the annual election of all directors by majority vote. All of our directors who were directors at last year's Annual Meeting of Stockholders received at least 92.8% of support from our stockholders.

Given that our current criteria are both legally appropriate and important to fulfilling the Company's strategy, the Board does not believe that implementing this proposal is necessary or in the best interests of our stockholders.

 For these reasons, the Board of Directors recommends a vote **AGAINST** this proposal.

Proposal 5
Stockholder Proposal Entitled "Independent Board Chairman"

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, owner of 100 shares of Common Stock, has informed us that he intends to offer the following resolution for consideration at the Annual Meeting.

Proponent's Statement

Proposal 5—Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

Selection of the Chairman of the Board the Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

The Chairman of the Board shall be an Independent Director. A Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting investor confidence.

This detached perspective allows the chairman to focus on shareholder interests, strengthen management accountability, and provide critical checks and balances, ultimately contributing to the Company's long-term sustainability and credibility.

This may be a particularly good time to consider the merits of this proposal. There have been multiple 2025 news reports reflecting unfavorable aspects of Colgate-Palmolive Company's performance. These reports focus primarily on lowered financial guidance, weaker-than-expected sales growth, and challenges in the consumer market.

In January 2025, Colgate-Palmolive issued a revised full-year forecast, projecting weaker annual sales and slower organic growth than previously expected. The company cited new tariffs as a significant factor affecting costs and financial projections.

Following the guidance cut in January 2025, Colgate-Palmolive shares fell. A more recent decline occurred in October 2025. Reports highlight that volume growth was impacted by weaker consumer demand and economic uncertainty. Net sales also decreased by 3% in the first quarter of 2025.

Colgate-Palmolive noted a persistently cautious consumer environment in North America, with inflation driving some consumers to switch from premium products to cheaper private-label brands. Colgate experienced a slowdown in category growth in the U.S. and other global markets, with its Europe business also seeing declining volumes.

Colgate-Palmolive is facing heightened competition. The company's decision to exit the private-label pet nutrition business in 2025 will negatively impact short-term volume growth.

In May, reports surfaced that Colgate-Palmolive will miss some of its 2025 sustainability goals, particularly the target to make all of its packaging recyclable, reusable, or compostable. In May 2025, news broke that distributors in the Indian state of Maharashtra had decided to suspend purchasing all Colgate-Palmolive products.

Please vote yes:

Independent Board Chairman—Proposal 5

Company Response

Your Board of Directors recommends a vote **AGAINST** this stockholder proposal for the following reasons:

The Board is truly independent and has an experienced and highly effective independent Lead Director with significant authority and clear duties to ensure proper checks and balances.

Lorrie M. Norrington has served as the independent Lead Director since March 2023. Ms. Norrington is a highly effective director who brings extensive global corporate leadership, technology, cybersecurity and governance experience to the independent Lead Director role. She also has extensive experience serving on other public company boards.

The duties of the independent Lead Director are comprehensive and are clearly delineated in our corporate governance guidelines, entitled "Board Guidelines on Significant Corporate Governance Issues." In 2021 and 2023, the Board enhanced these duties in connection with a review of external practices and in response to stockholder feedback. In many cases, the expanded responsibilities simply formalized activities that the independent Lead Director already had been performing. Please see pages 20 to 21 of this Proxy Statement for detailed information about the responsibilities of the Lead Director.

With the exception of Noel Wallace, the Chairman, President and CEO, the Board is composed entirely of independent directors, and the Board's meeting practices and leadership structure encourage independence. The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without any members of management present. These sessions are chaired by the independent Lead Director. The independent Lead Director serves a three-year term and is selected by and from the independent directors following nomination by the Nominating, Governance and Corporate Responsibility Committee.

Further, all of the members (including the chairs) of all of the Board's committees - - the Audit Committee, the Finance Committee, the Nominating, Governance and Corporate Responsibility Committee and the Board's compensation committee (known as the Personnel and Organization Committee) - - are independent directors. This, when coupled with the independent composition of the Board as described above, ensures that independent directors guide all critical matters, such as review and approval of operating and capital budgets and strategy, the integrity of our financial statements, oversight of the enterprise risk management process, cybersecurity and sustainability initiatives, CEO and senior management compensation, succession planning and talent development and selection of directors.

The Board and Colgate-Palmolive are committed to the highest standards of corporate governance and are accountable and responsive to stockholders.

Our corporate governance practices and policies are described in the section of this Proxy Statement entitled "Governance." As discussed in that section, we have had a longstanding commitment to the highest standards of corporate governance, including a policy requiring the annual election of all directors by majority vote and a proxy access right that allows eligible stockholders to nominate directors for inclusion in our proxy statement if they satisfy the requirements specified in our bylaws. Reflecting the Board's commitment to continuous improvement, the Board reviews its governance practices on an ongoing basis to ensure that they promote stakeholder value and effective functioning of the Board. The Board has made a number of enhancements over the years. For example, in response to stockholder feedback, in 2022 the Board adopted a policy that we will not execute any new severance agreement with an executive officer that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus opportunity without seeking stockholder ratification of the agreement. In 2021 the Board reduced the ownership threshold required to call a special stockholder meeting from 25% to 15% in response to stockholder feedback in connection with a stockholder proposal received on the topic. These actions demonstrate the Board's accountability and responsiveness to stockholders, and together with the requirement that all directors be elected annually by majority vote and the proxy access right, help to ensure that the Board remains accountable to stockholders.

Requiring an independent Chairman and the separation of the Chairman and CEO roles is not in the best interests of stockholders.

Our active and independent Board, with our robust independent Lead Director role and independent committee chairs and committees, ensures that the Board, and not the Chairman alone, determines the Board's focus. The Chairman is guided by these strong independent leaders and having our CEO serve as Chairman creates a bridge to management that helps provide the Board with the management support it needs. Having a unified leadership structure is particularly beneficial at this time given the dynamic consumer and retail landscape and rapidly evolving environment in which we compete. Under Mr. Wallace's leadership, and overseen by our strong independent Board, we have delivered solid performance relative to our peers over the short, medium and long term.

Based on these considerations, the Board believes that this is the best leadership structure for us at this time and that, operating under this structure, the Board will continue to effectively guide Colgate-Palmolive and represent the interests of our stakeholders. A requirement that the Chairman be an independent director, as the proposal requests, would reduce the Board's ability to act in the best interests of the Company and to respond to the changing needs of the Board and the Company.

Given its in-depth knowledge of Colgate-Palmolive's business and experience, the Board is uniquely positioned to evaluate the optimal leadership structure for the Company at any particular time, and, based on the effective governance practices described above, stockholders can be confident the Board is composed of the right people to make that determination. The Board believes that retaining the flexibility to determine the best Board leadership structure based on the circumstances in effect from time to time best protects the interests of stockholders.

 For these reasons, the Board of Directors recommends a vote **AGAINST** this proposal.

Other Matters

As of the date of this Proxy Statement's printing, we do not intend to submit any matters to the meeting other than those set forth herein, and we know of no additional matters that will be presented by others. However, if any other business should come before the meeting and you have voted by proxy, the directors named on the voting website and your proxy card as the Proxy Committee (the "Proxy Committee") have discretionary authority to vote your shares with respect to such matters in accordance with their best judgment.

By order of the Board of Directors.

Jennifer M. Daniels
Chief Legal Officer and Secretary

Questions and Answers About Our Annual Meeting

Who receives this Proxy Statement?

We are distributing the proxy materials, including this Proxy Statement, our 2025 Annual Report and the proxy card, or the Notice of Internet Availability of Proxy Materials, as applicable, beginning on or about March 25, 2026 to all stockholders entitled to vote. The Annual Report being made available on the internet and mailed with the Proxy Statement is not part of the proxy-soliciting material.

Who is entitled to vote at the Annual Meeting?

We have one class of voting stock outstanding: Common Stock. If you were a record owner of our Common Stock on March 9, 2026, the record date for voting at the Annual Meeting, you are entitled to vote at the meeting. At the close of business on March 9, 2026, there were 802,301,915 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock has one vote.

How can I vote my shares?

You can vote your shares in two ways: either by proxy or electronically during the virtual Annual Meeting. If you choose to vote by proxy, you may do so using the internet, the telephone or, if you received a printed copy of your proxy materials, the mail. Each of these procedures is more fully explained below. Even if you plan to attend the virtual meeting, the Board recommends that you vote by proxy.

How can I vote my shares by proxy?

You may vote your proxy by internet, telephone or, if you received a printed copy of your proxy materials, by mail, each as more fully explained below. In each case, the deadline for voting is 11:59 p.m. (Eastern Daylight Time) on Thursday, May 7, 2026, unless you are a Colgate employee participating in the Savings & Investment Plan or another Colgate employee stock ownership plan, in which case the deadline for voting is 11:59 p.m. (Eastern Daylight Time) on Wednesday, May 6, 2026. When you vote your proxy, you can specify whether you wish to vote "FOR" or "AGAINST" or "ABSTAIN" from voting on each nominee for director, the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026 and, if properly presented at the meeting by each stockholder proponent, two stockholder proposals. In addition, you can cast a non-binding advisory vote on executive compensation. We will vote your shares as you direct.

If any other matters are properly presented for consideration at the Annual Meeting, the Proxy Committee will have discretion to vote for you on those matters. At the time this Proxy Statement was printed, we knew of no other matters to be raised at the Annual Meeting.

**VOTE BY INTERNET**	To vote your shares via the internet, go to the voting website, www.proxyvote.com. Internet voting is available 24 hours a day, seven days a week. You will have the opportunity to confirm that your instructions have been properly recorded. The internet voting procedures are designed to authenticate stockholders through individual control numbers. If you received a proxy card in the mail and choose to vote via the internet, you do not need to return your proxy card.
**VOTE BY TELEPHONE**	If you reside in the United States, Canada or Puerto Rico, you can vote your shares by telephone by calling the toll-free number provided on the voting website (www.proxyvote.com) and on the proxy card. Telephone voting is available 24 hours a day, seven days a week. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. The telephone voting procedures are designed to authenticate stockholders through individual control numbers. If you received a proxy card in the mail and choose to vote by telephone, you do not need to return your proxy card.
**VOTE BY MAIL**	If you received a printed copy of your proxy materials, you can vote your shares by completing and mailing the enclosed proxy card to us so that we receive it by the deadline. If you received a Notice of Internet Availability, you can request a printed copy of your proxy materials by following the instructions contained in the notice. If you sign and return your proxy card but do not specify how to vote, we will vote your shares in favor of each of the Board's nominees for director, the ratification of the selection of the independent registered public accounting firm and the advisory vote on executive compensation, and against the two stockholder proposals.

How can I vote my shares during the Annual Meeting?

As described in more detail below under "How can I participate in the Annual Meeting?", this year's Annual Meeting will be a virtual meeting, conducted on the following website: www.virtualshareholdermeeting.com/CL2026 (the "Annual Meeting Website"). If you would like to vote at the Annual Meeting, please follow the instructions that will be available on the Annual Meeting Website during the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you should follow the instructions provided by your bank, broker or other holder of record to be able to vote electronically at the meeting. Voting by proxy, whether by internet, telephone or mail, will not limit your right to vote electronically at the Annual Meeting. However, if you vote by proxy and also participate in the meeting, there is no need to vote electronically at the meeting unless you would like to change your vote.

How can I participate in the Annual Meeting?

Participation in the Annual Meeting is limited to holders of Common Stock on March 9, 2026, the record date for voting at the Annual Meeting.

Upon consideration of various factors, including the cost savings and efficiency gains related to annual meetings conducted solely by means of remote communications and the increased accessibility for stockholders and other stakeholders afforded by a virtual meeting as compared to a physical meeting, we have planned for this year's Annual Meeting to be a virtual-only meeting, conducted via live webcast through the Annual Meeting Website. You will have the same rights and opportunities to participate as you would have at a physical annual meeting, including voting your shares electronically and submitting questions during the meeting. To participate in the Annual Meeting, you will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials. If you do not have your 16-digit control number, you will still be able to attend the meeting as a guest but will not be able to vote your shares electronically or submit questions during the meeting. If your shares are held in the name of a bank, broker or other holder of record, you should follow the instructions provided by your bank, broker or other holder of record to be able to participate in the meeting.

The meeting webcast will begin promptly at 10:00 a.m., Eastern Daylight Time, on Friday, May 8, 2026. Access to the Annual Meeting Website will begin at 9:30 a.m. Eastern Daylight Time and we encourage you to access the Annual Meeting Website prior to the meeting start time.

For those unable to attend the virtual annual meeting, a recorded version of the webcast will be made available on our website.

What if I have technical difficulties or trouble accessing the virtual meeting?

If you encounter any technical difficulties accessing the Annual Meeting Website or during the virtual meeting, please call: (844) 976-0738 (toll-free) or (303) 562-9301 (international). Technical support will be available thirty minutes prior to the start time of the Annual Meeting.

How can I ask a question during the Annual Meeting?

As part of the Annual Meeting, we will hold a live question and answer session, during which we intend to answer questions submitted before or during the Annual Meeting in accordance with the Annual Meeting's Rules of Conduct (which will be available in the Investors section of our website and on the Annual Meeting Website) that are pertinent to the Company and the meeting matters, as time permits. Questions that are substantially similar may be grouped and answered once to avoid repetition and allow time for additional question topics. If there are any pertinent questions that cannot be answered during the Annual Meeting due to time constraints, we plan to respond directly to that stockholder after the Annual Meeting using the contact information provided.

You will be able to submit written questions prior to the Annual Meeting through www.proxyvote.com or during the Annual Meeting through the Annual Meeting Website. You will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or the instructions that accompany your proxy materials in order to submit questions through these websites. If your shares are held in the name of a bank, broker or other holder of record, you should follow the instructions provided by your bank, broker or other holder of record to be able to submit questions.

Can I change my vote?

Yes. You can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by taking any one of the following actions: (i) follow the instructions given for changing your vote via the internet or by telephone or deliver a valid written proxy with a later date; (ii) notify the Company Secretary in writing that you have revoked your proxy by mail to the Office of the Company Secretary, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022; or (iii) vote electronically during the Annual Meeting through the Annual Meeting Website.

How many shares must be present to conduct the Annual Meeting?

To carry on the business of the Annual Meeting, a minimum number of shares, constituting a quorum, must be present. The quorum for the Annual Meeting is a majority of the votes represented by the outstanding shares of our Common Stock. This majority may be present in person or by proxy. Abstentions and "broker non-votes" (which are explained below) are counted as present to determine whether there is a quorum for the Annual Meeting. Stockholders who attend the virtual meeting will be considered to be attending the meeting in person.

What if I am a beneficial owner and do not give instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your broker by the deadline provided in the proxy materials you receive from your broker. If you do not provide voting instructions to your broker, whether your broker can vote your shares depends on the type of item being considered for vote. Under NYSE rules, if your broker holds shares in your name and delivers this Proxy Statement or a Notice of Internet Availability to you, the broker is entitled to vote your shares with respect to the ratification of the selection of the independent registered public accounting firm (Proposal 2) even if the broker does not receive voting instructions from you. The broker is not entitled to vote your shares with respect to the election of directors, the advisory vote on executive compensation or the two stockholder proposals (Proposals 1, 3, 4 or 5) without your instructions.

A "broker non-vote" occurs when your broker submits a proxy for your shares but does not indicate a vote for a particular proposal because the broker does not have authority to vote on that proposal and has not received voting instructions from you. "Broker non-votes" are not counted as votes for or against the proposal in question or as abstentions, nor are they counted to determine the number of votes present for the particular proposal.

What vote is required to pass each of the proposals at the Annual Meeting?

Proposals	Board Recommendation	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes
Election of Directors	FOR each nominee	Majority of votes cast	None	None
Ratification of Selection of Independent Registered Public Accounting Firm	FOR	Majority of the shares represented at the meeting, either in person or by proxy, and entitled to vote on the proposal	Same as "AGAINST"	No Broker Non-Votes
Advisory Vote on Executive Compensation	FOR	Majority of the shares represented at the meeting, either in person or by proxy, and entitled to vote on the proposal	Same as "AGAINST"	None
Stockholder Proposals	AGAINST	Majority of the shares represented at the meeting, either in person or by proxy, and entitled to vote on the proposal	Same as "AGAINST"	None

A majority of votes cast means that the number of shares voted for a nominee's election must exceed the number of votes cast against that nominee's election. When voting your proxy, the Proxy Committee will vote in accordance with the Board's recommendation for each proposal unless you instruct otherwise.

Who nominates the directors?

Nominations for directors may be made at a stockholders' meeting by the Board or by any of our stockholders who comply with the requirements of our by-laws. Proposals to nominate a director directly at next year's Annual Meeting must be received by the Company Secretary no earlier than January 8, 2027 and no later than February 7, 2027, as further described below under "How do I submit a stockholder proposal for consideration at next year's Annual Meeting?" To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Colgate-Palmolive nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act no later than February 7, 2027, and otherwise comply with the requirements set forth in our by-laws.

In addition, stockholders who meet the proxy access eligibility requirements set forth in our by-laws may nominate directors for inclusion in our proxy statement. In order to include director nominees in our proxy statement for next year's Annual Meeting, nominations must be received by the Company Secretary no earlier than October 26, 2026 and no later than November 25, 2026 and must comply with the requirements of our by-laws.

The NGCR Committee will also consider director nominees recommended by stockholders in writing if such candidates meet our criteria for Board membership, as described under "Governance—The Board of Directors."

How can I vote if I am an employee participating in the Savings & Investment Plan?

If you are a Colgate-Palmolive employee who participates in the Savings & Investment Plan you will receive electronic notice or a Notice of Internet Availability with instructions on how to vote your shares. The notice also indicates the aggregate number of shares of Common Stock credited to your account under the Savings & Investment Plan as of March 9, 2026, the record date for voting at the meeting.

- You can direct the trustee how to vote your shares via the internet or by telephone. You can also direct the trustee how to vote by mail by requesting a proxy card and returning your completed proxy card to us.
- The deadline for submitting your vote is 11:59 p.m. (Eastern Daylight Time) on Wednesday, May 6, 2026. If you do not indicate your vote to the trustee by that time, the trustee will vote your shares in the same proportion as it votes the shares of employees who indicate their votes by that time, unless inconsistent with the Employee Retirement Income Security Act of 1974 (ERISA).

How can I vote if I am an employee participating in a stock ownership plan outside the United States?

If you are a Colgate-Palmolive employee who participates in one of Colgate-Palmolive's employee stock ownership plans outside the United States, you will receive separate voting instructions electronically or from your local Human Resources Department.

How do I submit a stockholder proposal for consideration at next year's Annual Meeting?

A proposal submitted by any stockholder for consideration at next year's Annual Meeting (other than director nominations pursuant to our proxy access by-law) will be acted upon only if the following criteria are met:

- If you wish to submit a proposal for inclusion in our proxy statement for next year's Annual Meeting pursuant to Rule 14a-8 under the Exchange Act, the proposal must be received by the Company Secretary no later than November 25, 2026; or
- If you wish to present a proposal directly at next year's Annual Meeting without including it in our proxy statement, pursuant to our by-laws, the proposal must be received by the Company Secretary no earlier than January 8, 2027 and no later than February 7, 2027. Your proposal also must comply with certain information requirements set forth in our by-laws. These requirements apply to any matter that a stockholder wishes to raise at the Annual Meeting other than through inclusion in the proxy statement.

Proposals should be sent to the Company Secretary by mail to the Office of the Company Secretary, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022 or by email to stockholderproposals@colpal.com.

Please see "Who nominates the directors?" above for a description of the timing requirements for nominating a director pursuant to our by-laws.

How are proxies solicited and what is the cost?

We pay the cost of soliciting proxies for the meeting. Proxies may be solicited in person by Colgate-Palmolive employees, or by mail, telephone or electronic methods. In addition, we have retained Innisfree M&A Incorporated to solicit proxies by mail, telephone and electronic methods. We will pay a fee of approximately $30,000 to Innisfree M&A Incorporated plus expenses for these services.

What is householding? Does Colgate-Palmolive use it?

We have sent to registered stockholders who have requested a printed copy of proxy materials and have the same address and last name a single copy of this Proxy Statement and the 2025 Annual Report and one proxy card for each stockholder and, to all other registered stockholders who have not previously requested electronic delivery of proxy materials, a single envelope containing one Notice of Internet Availability for each stockholder. This is known as "householding."

If, now or in the future, you do not wish to participate in householding and prefer to receive separate copies of the Proxy Statement and Annual Report or your Notice of Internet Availability in a separate envelope, please call us at (855) 322-3551 or (212) 310-2575 or inform us in writing at: Colgate-Palmolive Company, Attention: Investor Relations, 300 Park Avenue, New York, New York 10022 or by sending an email to investor_relations@colpal.com. Or, if you are currently receiving separate copies of the Proxy Statement and Annual Report or Notice of Internet Availability at one address and would like to receive a single copy or a single envelope containing one Notice of Internet Availability for each stockholder, please contact us at the phone numbers, mailing address or email address listed in the previous sentence. We will respond promptly to such requests.

If your shares are held in the name of a bank, broker or other holder of record, you can request information about householding from such holder of record.

Where can I find more information about Colgate-Palmolive?

Our website address is www.colgatepalmolive.com. We make available, free of charge on our website, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC. Also available on our website are our Code of Conduct and corporate governance guidelines, the charters of the committees of the Board, reports under Section 16(a) of the Exchange Act of transactions in Company stock by our directors and executive officers and our most recent EEO-1 report. Hard copies of these materials are also available free of charge from our Investor Relations department by calling (855) 322-3551 or (212) 310-2575 or by sending an email to investor_relations@colpal.com. You may obtain a copy of our by-laws by writing to the Company Secretary at Office of the Company Secretary, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, New York 10022.

Annex A
Reconciliation of Non-GAAP Financial Measures

	2023	2024	2025
Net Sales Growth—GAAP	**8.3%**	**3.3%**	**1.4%**
Acquisitions and Divestments Impact	(1.1)	—	(0.3)
Foreign Exchange Impact	1.2	4.1	0.3
Organic Sales Growth—Non-GAAP	**8.4%**	**7.4%**	**1.4%**

	2022	2023	2024	2025
Diluted Earnings Per Share as Reported—GAAP	**$2.13**	**$2.77**	**$3.51**	**$2.63**
Acquisition-Related Costs	0.02	—	—	0.01
Goodwill and Intangible Assets Impairment Charges	0.74	—	—	0.98
Restructuring Programs[1]	0.10	0.03	0.09	0.01
Gain on the Sale of Land in Asia Pacific	(0.02)	—	—	—
ERISA Litigation Matter	—	0.26	—	0.06
Foreign Tax Matter	—	0.15	—	—
Product Recall Costs	—	0.02	—	—
Base Business Earnings Per Share—Non-GAAP	**$2.97**	**$3.23**	**$3.60**	**$3.69**

	(Dollars in millions)			
	2022	2023	2024	2025
Net Income Attributable to Colgate-Palmolive Company—GAAP	**$1,785**	**$2,300**	**$2,889**	**$2,132**
Acquisition-Related Costs	16	—	—	7
Goodwill and Intangible Assets Impairment Charges	620	—	—	794
Restructuring Programs[1]	87	25	73	11
Gain on the Sale of Land in Asia Pacific	(15)	—	—	—
ERISA Litigation Matter	—	212	—	53
Foreign Tax Matter	—	126	—	—
Product Recall Costs	—	19	—	—
Base Business Net Income—Non-GAAP	**$2,493**	**$2,682**	**$2,962**	**$2,996**

	(Dollars in millions)		
	2023	2024	2025
Net Cash Provided by Operations—GAAP	**$3,745**	**$4,107**	**$4,198**
Less: Capital Expenditures	(705)	(561)	(564)
Free Cash Flow Before Dividends—Non-GAAP	**$3,040**	**$3,546**	**$3,634**

The impact of non-GAAP adjustments may not necessarily equal the difference between "GAAP" and "non-GAAP" as a result of rounding.

Note:

[1] The restructuring program charges relate to the Strategic Growth and Productivity Program in 2025 and the 2022 Global Productivity Initiative in 2022, 2023 and 2024.




Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022
(212) 310-2000
www.colgatepalmolive.com